Certain confidential information contained in this document, marked by [**], has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both (i) not material and (ii) the type of information that the registrant treats as private or confidential.

COLLABORATION AND LICENSE AGREEMENT

This Collaboration and License Agreement (the "**Agreement**") is signed as of the date of last signature (the "**Execution Date**") and will be made effective as of the Effective Date by and between Akeso, Inc. (康方生物科技（开曼）有限公司) at Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands and its Affiliates ("**Akeso**") and Summit Therapeutics Sub, Inc. a Delaware corporation, with offices 2882 Sand Hill Rd., Suite 106, Menlo Park, CA 94025, U.S.A. and its Affiliates ("**Summit**"). Akeso and Summit are each referred to herein by name or as a "**Party**" or, collectively, as the "**Parties**"

RECITALS

WHEREAS Akeso is developing a PD1-VEGFa bispecific antibody for the treatment of certain cancer and controls certain patents, know-how and other rights related to the bispecific and has expertise in research and development and manufacturing of the bispecific antibody;

WHEREAS Summit and Summit personnel have considerable knowledge and experience in developing, promoting and marketing pharmaceutical oncology products in the License Territory (as defined below);

WHEREAS, Summit desires to: (a) obtain from Akeso a license under the Akeso Licensed Technology (as defined below) to Develop, Manufacture and Commercialize Licensed Product(s) (as defined below) including the bispecific antibody in the License Territory, (b) to join certain clinical trials of the Licensed Product sponsored by Akeso and Summit, and to (c) obtain supply of clinical and commercial Licensed Compounds and/or Licensed Products from Akeso for use in the License Territory;

WHEREAS, Akeso is willing to grant rights and licenses to Summit to further use, Develop, Manufacture and Commercialize the Licensed Compounds and Licensed Products in the License Territory and to supply Licensed Compounds and/or Licensed Products and have Summit join such studies, subject to the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of the forgoing premises and the mutual covenants and conditions contained herein, Akeso and Summit hereby agree as follows:

1. DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

1.1 "**[**] Indication**" is defined in Section 7.2.1 (Development Milestone Payments).

1.2 "**[**] Indication**" is defined in Section 7.2.1 (Development Milestone Payments).

1.3 "**Accounting Standards**" shall mean U.S. generally accepted accounting principles ("**US GAAP**" or "**GAAP**") or, to the extent that Summit adopts International Financial Reporting Standards ("**IFRS**"), then "Accounting Standards" means IFRS, in either case consistently applied.

1.4 "**Affiliate**" shall mean with respect to any Party, any Person controlling, controlled by or under common control with such Party and/or a parent company that owns a Party as an affiliate. For purposes of this definition in Section 1.4 (Affiliate), "control" (including, with correlative meaning, the terms "controlled by" or "under common control with") shall mean (i) in the case of a Person that is a corporate entity, direct or indirect ownership of 50% or more of the stock or shares having the right to vote for the election of directors of such Person and (ii) in the case of a Person that is an entity, but is not a corporate entity, the possession, directly or indirectly, including through one (1) or more intermediaries the actual power to direct, or cause the direction of, the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

1.5 "**AK112**" shall mean the Akeso PD1-VEGFa proprietary bispecific antibody having the structure as described and set forth in Schedule 1.5.

1.6 "**AK112-301 Clinical Study**" shall mean Akeso's current on-going randomized, double-blind, multi-center, Phase III Clinical Study in China of AK112 combined with pemetrexed and carboplatin in patients with EGFR-mutant locally advanced or metastatic non-squamous NSCLC who have failed EGFR-TKI treatment having the ClinicalTrials.gov Identifier NCT05184712.

1.7 "**Akeso Combination Clinical Study**" shall mean a Clinical Study conducted by Akeso in the License Territory using AK112 solely in combination with [**] during the Term of the Agreement.

1.8 "**Akeso Incorporated Patents**" shall mean all Patents that Akeso Controls as of the Effective Date or during the Term that are not Akeso AK112 Patents and that:

(a) [**] or

(b) [**];

For avoidance of doubt, Akeso Incorporated Patents exclude any and all Akeso AK112 Patents. The Akeso Incorporated Patents existing as of the Effective Date are set forth in Schedule 1.8 which Akeso shall keep updated from time to time during the Term.

1.9 "**Akeso AK112 Patents**" shall mean all Patents that Akeso Controls as of the Effective Date or during the Term that Cover the composition of matter or formulation of, or any method of making or using, a Licensed Compound (including Development, Manufacture, and Commercialization of any such composition, formulation or method). The Akeso AK112 Patents existing on the Effective Date are set forth in Schedule 1.9 which Akeso shall keep updated from time to time during the Term.

1.10 "**Akeso Licensed Technology**" shall mean Akeso Licensed Know-How and Akeso Licensed Patents, collectively. For purposes of clarity, any intellectual property owned or controlled [**] shall not be included in the Licensed Technology to the extent described in Section 18.1.

1.11 "**Akeso Licensed Know-How**" shall mean all and any Know-How (including Data and Regulatory Materials) that is used in or otherwise relating to a Licensed Compound and/or Licensed Product or the Development, Manufacture or Commercialization of a Licensed Compound and/or Licensed Product as contemplated by this Agreement that either (i) is Controlled by Akeso or its Affiliates on the Effective Date or (ii) is Controlled by Akeso's or its Affiliate during the Term.

1.12 "**Akeso Licensed Patents**" shall mean Akeso Incorporated Patents and Akeso AK112 Patents and Akeso's interest in any Joint Patents. Akeso Licensed Patents as of the Effective Date are set forth in Schedule 1.8 and Schedule 1.9, which Akeso shall keep updated from time to time during the Term.

1.13 "**Annual Net Sales**" shall mean the total Net Sales of all Licensed Products sold in a particular Calendar Year by all Selling Parties for Summit. For such purposes, units of Licensed Product shall be considered sold when such Licensed Product is shipped to the customer, or the revenue from such sale is recognized by the Selling Party for financial purposes, whichever occurs first as further described in the "Net Sales" definition.

1.14 "**Anti-Corruption Laws**" shall mean laws, regulations, or orders prohibiting the provision of a financial or other advantage for a corrupt purpose or otherwise in connection with the improper performance of a relevant function, including without limitation, the *Corruption of Foreign Public Officials Act (CFPOA)*, the *US Foreign Corrupt Practices Act (FCPA)*, the *UK Bribery Act 2010*, and similar laws governing corruption and bribery, whether public, commercial or both, to the extent applicable.

1.15 "**Applicable Laws**" shall mean all federal, state, local, regional, national, and supranational laws, statutes, ordinances, codes, guidances, rules, regulations, judgments, decrees, directives, injunctions, orders and permits (including Marketing Approvals) of or from any court, arbitrator, Regulatory Authority or Governmental Authority having jurisdiction over or related to the subject items and that are in force as of the Effective Date or come into force during the term of this Agreement, including all Health Care Laws.

1.16 "**BLA**" shall mean a Biologicals License Application (as defined by the FDA) or its foreign equivalent (or any successor application having substantially the same function).

1.17 "**Big 5**" shall mean with regard to Europe any of the following countries: United Kingdom, France, Germany, Italy or Spain.

1.18 "**Biosimilar**" shall mean, with respect to a given Licensed Product in a given country, any biological product on the market in such country that is approved (a) by the applicable regulatory Authority in such country under the biosimilarity standard set forth in the United States under 42 U.S.C. §§ 262(i)(2) and (k), or any similar standard under its equivalent outside of the United States, and (b) in reliance in whole or in part, on a prior Regulatory Approval (or on any

safety or efficacy data submitted in support of such prior Regulatory Approval) of such Licensed Product.

1.19 "**Business Day**" shall mean a day other than Saturday or Sunday on which banking institutions in New York, New York or Shanghai, China are open for business.

1.20 "**Calendar Quarter**" shall mean each period of three consecutive months ending on March 31st, June 30th, September 30th or December 31st of any Calendar Year, except that the first Calendar Quarter of the Term will commence on the Effective Date and the last Calendar Quarter will end on the last day of the Term.

1.21 "**Calendar Year**" shall mean: (a) for the first Calendar Year during the Term, the period commencing on the Effective Date and ending on December 31 of the year during which the Effective Date occurs; (b) for the last Calendar Year, the period commencing on January 1 of the last year of the Term, and ending on the last day of the Term; and (c) each interim period of twelve (12) months commencing on January 1 and ending on December 31.

1.22 "**Change of Control**" shall mean, with respect to either Party: (a) the sale of all or substantially all of such Party's assets or business relating to this Agreement (other than to an Affiliate of such Party); (b) a merger, reorganization, or consolidation involving such Party in which the voting securities of such Party outstanding immediately prior thereto cease to represent at least fifty percent (50%) of the combined voting power of the surviving entity immediately after such merger, reorganization, or consolidation; or (c) a Person, or group of Persons, acting in concert acquire more than fifty percent (50%) of the voting equity securities or management control of such Party. Notwithstanding anything to the contrary herein, any additional public offerings (APOs) shall not constitute a Change of Control for purposes of this Agreement.

1.23 "**Clinical Study(ies)**" shall mean any Phase I Clinical Studies, Phase Ib Clinical Studies, Phase II Clinical Studies, Phase III Clinical Studies and Phase IV/Post-Approval Clinical Studies, and any other study in which human subjects are dosed with a Licensed Product, whether approved or investigational, in each case within the Licensed Field.

1.24 "**CMC Information**" shall mean Information related to the chemistry, biology, manufacturing and controls ("**CMC**") of Licensed Compounds or Licensed Products, as specified and/or useful to file with a Regulatory Authority, including the FDA, EMA, PMDA, and HPFB, in connections with an IND, MAA or BLA in the License Territory.

1.25 "**Co-Branding**" shall mean a marketing strategy whereby the trade names of both Parties are used on a good or services.

1.26 "**Co-Joined Clinical Study**" shall mean an agreed upon Clinical Study undertaken by or on behalf of the Parties under one main protocol (which, however, may be amended on a country or territory basis, to meet specific Regulatory Authority requirements in a specific country or territory) wherein one Party has initiated a Clinical Study in its territory and the other Party desires to join and conduct such Clinical Study in its territory.

1.27 "**Combination Product**" has the meaning set forth in the definition of Net Sales.

1.28 "**Commercialization**" or "**Commercialize**" shall mean all activities related to the commercial exploitation of products for the treatment of human diseases and conditions, including to obtaining pricing and reimbursement approvals, marketing, promoting, distributing, importing or selling a product including but not limited to activities undertaken before or after Regulatory Approvals relating to pre-launch, launch, promotion, detailing, medical education and medical liaison activities, marketing, pricing, reimbursement, sale, export, import and distribution of a product, and including strategic marketing, sales force detailing, advertising, market product support, all customer support, product export, import, distribution, and invoicing and sales activities Commercialization shall not include any activities related to Manufacturing. "Commercialize" and "Commercializing" shall have the correlative meanings.

1.29 "**Commercially Reasonable Efforts**" shall mean, with respect to either Party's obligations under this Agreement, the carrying out of such obligations in good faith and with a level of efforts and resources consistent with the commercially reasonable practices of a similarly situated company in the pharmaceutical industry for the active and diligent commercialization of a pharmaceutical product with similar market potential as the Licensed Product and at a similar stage of development. Commercial Reasonable Efforts includes taking into account efficacy, safety, present and future market potential, competitive market conditions, (including the competitiveness of alternative products sold by Third Parties in the marketplace), the profitability of the product in light of pricing and reimbursement issues, the status of the Licensed Patents (including the existence, prospect, scope, strength and stability of any Valid Claims), the likelihood of Regulatory Approval given the regulatory structure involved, the likelihood of pricing approval, and the potential profitability of such Licensed Product, as applicable, but without regard for any payment obligations under this Agreement and all other relevant factors (but not taking in account any other pharmaceutical product that either Party is researching, developing or commercializing, alone or with one or more collaborators).. Commercially Reasonable Efforts will be determined on a country-by-country and indication-by indication basis for the applicable Licensed Compound and/or Licensed Product, and it is anticipated that the level of effort will change over time, reflecting changes in the status of such Licensed Compound and/or Licensed Product (as applicable) and the market or county involved.

1.30 "**Competing Product**" shall mean [**].

1.31 "**Confidential Information**" of a Party shall mean any and all Information of such Party or its Affiliates that is disclosed to the other Party or its Affiliates under this Agreement, whether in oral, written, graphic, or electronic form except for Information that meets the exceptions under Section 12.1(a)-12.1(e). In addition, all Information disclosed by a Party or its Affiliates pursuant to the Prior Non-Disclosure Agreement shall be deemed to be Confidential Information of such Party disclosed hereunder; *provided, however,* that any use or disclosure of any such Information that is authorized under Article 12, including the exceptions under Section 12.2(a)-12.2(d), shall not be restricted by, or be deemed a violation of, the Mutual Non-Disclosure Agreement.

1.32 "**Control**" or "**Controlled**" shall mean, (except in regard to Section 1.4 (Affiliate), and Section 18.1 (Acquisition of Akeso), solely as to the definition of Acquisition), with respect to any particular item of Know-How, Patent or other intellectual property right, possession by the Party granting the applicable right, license, sublicense, access, right to use or release to the other

Party as provided herein of the power and authority (whether arising by sole, joint or other ownership interest, license, sublicense or other authorization, but in any case other than by operation of the licenses granted to a Party in this Agreement) to grant a license, sublicense, access, right to use or release (as applicable) to such Know-How, Patent or other intellectual property of the scope granted to such other Party in this Agreement without giving rise to any violation of the term of any written agreement with any Third Party existing at the time such right, license, sublicense, access or release first comes into effect hereunder. "Controlled" and "Controlling" have their correlative meanings.

1.33 "**Cover,**" "**Covering**" or "**Covered**" shall mean, with reference to a claim in a Patent or to a Valid Claim, as applicable, and a compound or product (including a composition of matter), that the Development, Manufacture, Commercialization, making, using, offering to sell, selling, importing or exporting of such compound or product would infringe such claim or Valid Claim in the country in which such activity occurs without a license thereto (or ownership thereof) provided however, that in determining whether a pending patent application claim of a Patent would be infringed, such Patent shall be treated as if issued in the form then currently being prosecuted.

1.34 "**Data**" shall mean any and all research data, results, pharmacology data, preclinical data, clinical data (including investigator reports (both preliminary and final), statistical analysis, expert opinions and reports, safety and other electronic databases), manufacturing data (including analytical and quality control data, stability data and other chemistry, manufacturing and control data), and all regulatory documentation, information and submissions, together with its supporting data and regulatory correspondence and rights to reference the same, in each case pertaining to, or made in association with, an IND, Marketing Approval Application, Marketing Approval, BLA or the like for the Licensed Compound and/or the Licensed Product; in each case, that is Controlled by a Party or its Affiliate as of the Effective Date or during the Term of this Agreement. For clarity, Data shall include all original raw data and patient report forms.

1.35 "**Development**" or "**Develop**" or "**Developing**" shall mean non-clinical and clinical research and drug development activities, including toxicology, compound improvement, pharmacology and other discovery efforts, test method development and stability testing, process development and improvement, process validation, process scale-up, formulation development, delivery system development, quality assurance and quality control development, statistical analysis, Clinical Studies (including pre- and post-approval studies and Investigator Sponsored Clinical Studies), and Regulatory Approval and Clinical Study regulatory activities including the reporting, preparation and submission of regulatory applications (including any CMC Information) (excluding regulatory activities directed to obtaining pricing and reimbursement approvals and any Manufacture or Commercialization of a product).

1.36 "**Development Standards**" shall mean: (a) compliance with all Applicable Laws; and (b) conformance with good scientific, manufacturing, clinical and other practices and standards, including GLP, GCP, GMP, and QBD including all ICH guidelines, as are customary in the United States, Europe, Japan and Canada, as well as mainland China, with respect to the development of pharmaceutical products, whether or not such practices are required by Applicable Law.

1.37 "**Early Access Program**" or "**EAP**" shall mean any program to provide patients with a Licensed Product prior to Regulatory Approval and prior to First Commercial Sale in the United States or any country in the License Territory. Early Access Programs include Treatment INDs / Protocols, Named Patient Programs and Compassionate Use programs in other countries. For clarity, an EAP with respect to a Licensed Product may continue to be performed following Regulatory Approval of such Licensed Product and costs may continue to be incurred in accordance with the performance of such EAP after Regulatory Approval.

1.38 "**EMA**" shall mean the European Medicines Agency or any successor agency or agencies performing similar functions thereto.

1.39 "**Effective Date**" is defined in Section 4.11.3.3.

1.40 "**Executive Officers**" shall mean (i) for Akeso, the Chief Executive Officer ("**CEO**") of Akeso (or a Senior Executive of Akeso designated by Akeso's Chief Executive Officer) and (ii) for Summit, the Co-Chief Executive Officers of Summit (or Senior Executives of Summit designated by Summit Chief Executive Officers.

1.41 "**FDA**" shall mean the United States Food and Drug Administration or any successor agency or agencies thereto performing similar functions thereto.

1.42 "**First Commercial Sale**" shall mean, with respect to a Licensed Product in a country, the first commercial sale of such Licensed Product in the License Field in such country. Sales for Clinical Study purposes, Early Access Programs or similar uses shall not constitute a First Commercial Sale. In addition, sales of a Licensed Product by and between a Party and its Affiliates and Sublicensees, or between the Parties (or their respective Affiliates or Sublicensees), shall not constitute a First Commercial Sale.

1.43 "**Full Regulatory Approval**" is defined in Section 7.2.1 (Development Milestone Payments).

1.44 "**GAAP**" shall mean United States generally accepted accounting principles applied on a consistent basis. Unless otherwise defined or stated, financial terms shall be calculated by the accrual method under GAAP.

1.45 "**Good Clinical Practice**" shall mean the current standards for Clinical Studies for pharmaceuticals, as set forth in the ICH guidelines and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good clinical practice as are required by the European Union and other organizations and governmental agencies in countries in which a Licensed Product is intended to be sold to the extent such standards are not less stringent than United States Good Clinical Practice standards.

1.46 "**Good Laboratory Practice**" shall mean the current standards for laboratory activities for pharmaceuticals, as set forth in the FDA's Good Laboratory Practice regulations or the Good Laboratory Practice principles of the Organization for Economic Co-Operation and Development ("**OECD**"), as amended from time to time, and such standards of good laboratory practice as are required by the European Union and other organizations and governmental agencies

in countries in which a Licensed Product is intended to be sold, to the extent such standards are not less stringent than United States Good Laboratory Practice.

1.47 "**Good Manufacturing Practice**" shall mean the part of quality assurance which ensures that products are consistently produced and controlled in accordance with the quality standards appropriate to their intended use as defined in 21 C.F.R. § 210 and 211, European Directive 2003/94/EC, Eudralex 4, Annex 16, and applicable United States, European Union, Canadian and ICH Guidance and/or regulatory requirements for a product.

1.48 "**Governmental Authority**" shall mean any United States federal, state or local or any foreign government, or political subdivision thereof, or any multinational organization or authority or any authority, agency or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof), or any governmental arbitrator or arbitral body.

1.49 "**Government Health Care Programs**" shall mean the Medicare program (Title XVIII of the Social Security Act), the Medicaid program (Title XIX of the Social Security Act), TRICARE, the Federal Employee Health Benefits Program, and other foreign, federal, state and local governmental health care plans and programs.

1.50 "**Government Order**" shall mean any order, writ, judgement, injunction, decree, stipulation ruling, determination or award entered by or with any Governmental Authority.

1.51 "**Health Care Laws**" shall mean Laws relating to Government Health Care Programs, Private Health Care Plans, privacy and confidentiality of patient health information and human biological materials, including, in the United States, federal and state Laws pertaining to the federal Medicare and Medicaid programs (including the Medicaid rebate program); federal Laws pertaining to the Federal Employees Health Benefit Program, the TRICARE program and other Government Health Care Programs; federal and state Laws applicable to health care fraud and abuse, kickbacks, physician self-referral and false claims (including 42 U.S.C. § 1320a-7a, 42 U.S.C. § 1320a-7b, 42 U.S.C. § 1395nn and the federal Civil False Claims Act, 31 U.S.C. § 3729 *et. seq.*); the Health Insurance Portability and Accountability Act of 1996; and 45 C.F.R. Part 46, as well as similar Laws in the License Territory, each as in effect and as amended from time to time.

1.52 "**HPFB**" shall mean the Health Products and Food Branch of Canada, and any successor agency(ies) or authority thereto having substantially the same function.

1.53 "**ICH**" shall mean the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use.

1.54 "**IND**" shall mean (a) an Investigational New Drug Application as defined in the Federal Food, Drug and Cosmetic Act and applicable regulations promulgated thereunder by the FDA, or (b) the equivalent application, such as a Clinical Trial Application ("**CTA**") to the equivalent Regulatory Authority in any other regulatory jurisdiction, the filing of which is necessary to initiate or conduct clinical testing of a pharmaceutical product in humans in such jurisdiction, including a Clinical Study application or a Clinical Study exemption, or any other equivalent or related regulatory submission, license or authorization.

1.55 "**Indication**" shall mean a tumor type or histology, for which an MAA (as defined below) or label may be obtained that requires a pivotal Clinical Study for Regulatory Approval. For avoidance of doubt, the Parties acknowledge that there may be more than one Indication for any given histology or tumor type. However, solely for purposes herein as to any milestone payments, a Clinical Study for label expansion for such Licensed Product in such Indication in a different patient population shall not be considered a separate Indication for milestone payments. By way of example, front-line therapy, second-line therapy, relapsed refractory therapy of the same tumor type is the same Indication for purposes of such milestone payments; additional lines of therapy do not constitute a different or separate Indication.

1.56 "**Information**" shall mean any Data, results, technology, business or financial information or information of any type whatsoever, in any tangible or intangible form, including know-how, copyrights, trade secrets, practices, techniques, methods, processes, experimental procedure, inventions, developments, specifications, formulae, software, algorithms, marketing reports, expertise, expert opinion, technology, test data (including pharmacological, biological, chemical, biochemical, clinical test data and data resulting from non-clinical studies), CMC Information, stability data and other study data and procedures.

1.57 "**Initiation**" of a Clinical Study shall mean the dosing of the first patient in such trial. Cognates of the word "Initiation" shall have the correlative meaning.

1.58 "**Inventions**" shall mean any inventions and/or discoveries, including ideas, findings, processes, articles of manufacture, composition of matter, Information, methods, assays, designs, protocols, and formulas, and improvements or modifications thereof, patentable or otherwise, that are generated, developed, conceived or reduced to practice (constructively or actually) by or on behalf of a Party or its Affiliates or their respective Sublicensees (a) pursuant to activities conducted under this Agreement, or (b) in connection with the Development, Manufacture, and Commercialization of Licensed Product, in each case of (a) and (b), including all rights, title and interest in and to the intellectual property rights therein and thereto; *provided, however,* that Inventions shall exclude Data.

1.59 "**Joint Patents**" is defined in Section 10.1.2 (Foreground IP).

1.60 "**Key Indication**" is defined in Section 7.2.1 (Development Milestone Payments).

1.61 "**Know-How**" shall mean any Information and materials, whether proprietary or not and whether patentable or not, including ideas, concepts, formulas, methods, procedures, designs, compositions, plans, documents, data, inventions, discoveries, works of authorship, compounds and biological materials.

1.62 "**Knowledge**" shall mean the knowledge or reasonable belief of directors, officers and key employees of the specified Party after performing reasonable inquiry of the Representative of the specified Party having responsibilities for relevant subject matters (including, as applicable, Persons with knowledge of Patent matters).

1.63 "**Law**" shall mean any United States federal, state or local or foreign or multinational law, statute, standard, ordinance, code, rule, regulation, resolution or promulgation,

or any Government Order, or any license, franchise, permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

1.64 "**License Field**" shall mean the prevention, treatment, control or diagnosis of any and all human disorders or conditions.

1.65 "**License Territory**" shall mean the countries and regions set forth in Schedule 1.62.

1.66 "**Licensed Compound**" shall mean individually either (a) the bispecific antibody, AK112; or (b) any multi-functional molecule containing both [**], that is Controlled or has been Developed, or are to be Developed or co-Developed by or on behalf of Akeso for use in the License Field.

1.67 "**Licensed Product**" shall mean any product that contains (a) a Licensed Compound or (b) any pharmaceutical composition or preparation containing or comprising a Licensed Compound as its sole active agent or in combination with one or more agents that are not Covered by any Akeso Licensed Technology, in final finished form, and in any dosage form or formulations, whether administered as a monotherapy or as part of a combination regimen.

1.68 "**MAA**" shall mean any Marketing Authorization Application, as defined in the U.S. Food, Drug and Cosmetics Act, including and the regulations promulgated thereunder and the equivalent in any corresponding or equivalent foreign application or registration, including a Biologics License Application ("**BLA**"), a New Drug Application, etc. to gain approval to market a product in a country, in each case including, for the avoidance of doubt, amendments thereto and supplemental applications, but excluding pricing approvals.

1.69 "**Major Market**" shall mean (a) the United States, (b) Japan, and (c) the Big 5.

1.70 "**Manufacturing**" or "**Manufacture**" shall mean all activities directed to producing, manufacturing, processing, filling, finishing, packaging, labeling, quality control, quality assurance testing, post-marketing validation testing, inventory control, release, shipping, transporting, and storage of a compound or product.

1.71 "**Mono Product**" is defined in Section 1.70(Net Sales).

1.72 "**Net Sales**" shall mean, with respect to a Licensed Product in a country in the License Territory, the net revenue reported by a Party, its Affiliates or Sublicensees (each, as applicable, the "**Selling Party**") from the Selling Party's sales of such Licensed Product, calculated using the applicable Accounting Standards and the gross-to-net accounting used by the Selling Party for financial reporting purposes, in each case as consistently applied by the Selling Party. The deductions from gross sales to arrive at Net Sales for the Selling Party shall be consistent with the following reasonable and customary deductions solely related to the Licensed Product and actually taken with respect to such sales, for (a) trade, quantity and cash discounts; (b) credits, rebates and chargebacks and allowances to the customer on account of purchase of such Licensed Product, or on account of retroactive price reductions affecting such Licensed Product; (c) amounts paid, granted or accrued on rejection or returns of such Licensed Product; (d) packing, freight, postage and insurance costs on shipments to the customer that are separately itemized; (e) sales,

use, excise value-added or similar taxes, duties and any other similar governmental charges imposed upon the importation or sale of such Licensed Product to the customer and separately itemized; and (f) reasonable reserve for uncollectible accounts. For the avoidance of doubt, Net Sales shall not include amounts received for sales between a Party, its Affiliates and its Sublicensees unless the respective Selling Party is last in the distribution chain of the Licensed Product and utilizes such Licensed Product for the treatment of patients, and further provided, that if such Licensed Product is resold, Net Sales shall include, and royalties shall be payable upon, the final sale by a Selling Party to an independent Third Party. For further avoidance of doubt, Net Sales shall not include amounts received for supply sales to Summit, its Affiliates, or its Sublicensees (to the extent as authorized in writing by Summit) for supply of Licensed Compound or Licensed Product for its use and sale in the Licensed Territory, in accordance with Article 9 (Manufacturing) and/or the terms and conditions in Schedule 9.1.

Net Sales shall include the fair market value of all consideration received by the Selling Party in respect of the sale of a Licensed Product, whether such consideration is in cash, payment in kind, exchange or other form, and shall in all cases be calculated in accordance with the Accounting Standards applicable to the Selling Party. Net Sales shall not include transfers or dispositions without charge, or for a price less than the applicable cost of goods of the quantities sold (calculated in accordance with the applicable Accounting Standards of the Selling Party), in each case for charitable purposes, as promotional samples, or for use in research and development or testing.

In the event that a Licensed Product is sold in a particular country or jurisdiction as a Combination Product (as defined below) for, the Net Sales of the Combination Product in such country or other jurisdiction shall be calculated as follows:

(a) If the Selling Party separately sells in substantial volumes in the same country or jurisdiction in the same reporting period, (A) the Licensed Compound or Mono Product (as defined below) contained in such Combination Product and (B) the other active ingredient or product contained in such Combination Product (the "Other Compound" as defined below), then Net Sales of such Combination Product shall be calculated by multiplying actual Net Sales of such Combination Product by the fraction A/(A+B) where: "A" is the Selling Party's average Net Sales price during the period to which the Net Sales calculation applies for the Mono Product in such country or other jurisdiction, and "B" is the Selling Party's average Net Sales price during the period to which the Net Sales calculation applies for the Other Compound in such country or other jurisdiction, for the active ingredient or product contained in such Combination Product.

(b) If the Selling Party does not separately sell in such country or other jurisdiction as described above substantial volumes of one (or both) of the Mono Product and the other active ingredient or product contained in such Combination Product in the same reporting period and country or other jurisdiction, the Net Sales attributable to such Combination Product shall be determined by the Parties in good faith based on the relative fair market value of such Mono Product and such other active ingredient or product contained in such Combination Product. If the Parties cannot agree on such relative value, the Dispute shall be resolved pursuant to Section 17 (Dispute Resolution) below.

"**Combination Product**" shall mean any product that contains, as its active pharmaceutical ingredient(s), (a) one or more Licensed Compounds, and (b) one or more compounds that are not Licensed Compounds (any such compound, an "**Other Compound**").

"**Mono Product**" shall mean any product that contains solely Licensed Compound(s) as its active pharmaceutical ingredient(s).

1.73 "**New Drug Application**" shall mean an application submitted to FDA pursuant to 21 U.S.C. § 505(b), which contains complete details of the manufacture and testing of a new drug, for purposes of obtaining Regulatory Approval for such new drug in the United States, for a particular indication, in each case including, for the avoidance of doubt, amendments thereto and supplemental applications.

1.74 "**NMPA**" shall mean the National Medicinal Products Administration of China, and local counterparts thereto, and any successor agency(ies) or authority thereto having substantially the same function.

1.75 "**Non-License Territory**" shall mean all worldwide territories excluding the License Territory.

1.76 "**[**] Indication**" is defined in Section 7.2.1 (Development Milestone Payments).

1.77 "**[**] Indication**" is defined in Section 7.2.1 (Development Milestone Payments).

1.78 "**Other Compound**" is defined in Section 1.69 (Net Sales).

1.79 "**Party**" shall mean Summit or Akeso individually; and "**Parties**" shall mean Summit and Akeso, collectively

1.80 "**Patent**" shall mean (a) any and all national, regional, and international patents and patent applications including U.S. provisional patent applications, (b) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals, re-examinations, reissues, and continued prosecution applications, (c) any and all patents having issued or in the future issue from the foregoing patent applications ((a) and (b)) including invention patents, utility models, petty patents, design or industrial design patents, and certificates of invention, (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplemental protection certificates and the like) of the foregoing patent or patent applications ((a), (b), and (c)), and (e) any similar rights, including so-called pipeline protection.

1.81 "**Person**" shall mean any natural person, corporation, firm, business trust, joint venture, association, organization, company, partnership or other business entity, or any government, or any agency or political subdivisions thereof.

1.82 "**Phase I Clinical Study**" shall mean any study in humans the principal purpose of which is preliminary determination of safety in healthy individuals or patients as described under

21 C.F.R. §312.21(a) with respect to the United States, or, with respect to a jurisdiction other than the United States, a similar Clinical Study.

1.83 "**Phase Ib Clinical Study**" shall mean a study designed to assess the safety and pharmacokinetics of a Licensed Compound/Licensed Product as a single agent or in combination with other standard of care agents, as described under 21 C.F.R. §312.21(a) with respect to the United States, or, with respect to a jurisdiction other than the United States, a similar Clinical Study.

1.84 "**Phase II Clinical Study**" shall mean a preliminary efficacy and safety or dose ranging human clinical study of a Licensed Product in the target patient population, as described under 21 C.F.R. §312.21(b) with respect to the United States, or, with respect to a jurisdiction other than the United States, a similar Clinical Study.

1.85 "**Phase III Clinical Study**" shall mean a human clinical study designed as a pivotal study to confirm with statistical significance the efficacy and safety of a Licensed Product with respect to a given indication, which study is performed for purposes of filing a New Drug Application, MAA or similar application to obtain Regulatory Approval for such Licensed Product for such indication in any country (regardless of whether such Clinical Study is identified as a Phase III clinical study on ClinicalTrials.gov), including a clinical study as described under 21 C.F.R.§312.21(c) with respect to the United States, or, with respect to a jurisdiction other than the United States, a similar Clinical Study.

1.86 "**Phase IV/Post-Approval Clinical Study**" shall mean a human clinical study initiated in a country after receipt of Regulatory Approval for a Product in such country, usually within or in support of the approved Product labeling (including Post-Approval Commercialization Studies).

1.87 "**PMDA**" shall mean the Pharmaceutical and Medical Devices Agency in Japan and local counterparts thereto, and any successor agency(ies) or authority thereto having substantially the same function.

1.88 "**Post-Approval Commercialization Study**" shall mean any marketing study, epidemiological study, modeling and pharmacoeconomic study, investigator sponsored clinical trial or post-marketing surveillance study of a Licensed Product, in each case that is not intended for use as a basis for obtaining Regulatory Approval with respect to such Licensed Product and that is not being conducted as a commitment made to a Regulatory Authority as a condition of, or in connection with obtaining or maintaining, a Regulatory Approval.

1.89 "**Private Health Care Plans**" shall mean non- governmental Third Party health care payors and plans, including insurance companies, health maintenance organizations and other managed care organizations, Blue Cross and Blue Shield plans and self-funded employers.

1.90 "**Prior Non-Disclosure Agreement**" shall mean the Mutual Non-Disclosure Agreement between Summit Therapeutics Sub., Inc., and Akeso Biopharma Co., Ltd. effective as of [**].

1.91 "**Product Trademark(s)**" shall mean any trademark(s) and service mark(s) as may be selected by Summit for use in connection with the distribution, marketing, promotion and sale of a Licensed Product in the License Field anywhere in the License Territory or accompanying logos, trade dress or indicia of origin.

1.92 "**Proper Conduct Practices**" shall mean, with respect to a Party, its Affiliates and each of its Representatives conduct whereby one does not, directly or indirectly, (a) make, offer, authorize, provide or pay anything of value in any form, whether in money, property, services or otherwise to any Government Official, or other Person charged with similar public or quasi-public duties, or to any customer, supplier, or any other Person, or to any employee thereof, or failing to disclose fully any such payments in violation of the Laws of any relevant jurisdiction to (i) obtain favorable treatment in obtaining or retaining business for it or any of its Affiliates, (ii) pay for favorable treatment for business secured, (iii) obtain special concessions or for special concessions already obtained, for or in respect of it or any of its Affiliates, in each case which would have been in violation of any Applicable Law, (iv) influence an act or decision of the recipient (including a decision not to act) in connection with the Person's or its Affiliate's business, (v) induce the recipient to use his or her influence to affect any government act or decision in connection with the Person's or its Affiliate's business or (vi) induce the recipient to violate his or her duty of loyalty to his or her organization, or as a reward for having done so; (b) engage in any transactions, establish or maintain any fund or assets in which it or any of its Affiliates shall have proprietary rights that have not been recorded in the books and records of it or any of its Affiliates; (c) make any unlawful payment to any agent, employee, officer or director of any Person with which it or any of its Affiliates does business for the purpose of influencing such agent, employee, officer or director to do business with it or any of its Affiliates;(d) violate any provision of applicable Anti-Corruption Laws; (e) make any payment in the nature of bribery, fraud, or any other unlawful payment under the Applicable Law of any jurisdiction where it or any of its Affiliates conducts business or is registered; or, (f) if such Person or any of its Representatives is a Government Official, improperly use his or her position as a Government Official to influence the award of business or regulatory approvals to or for the benefit of such Person, its Representatives or any of their business operations, or fail to recuse himself or herself from any participation as a Government Official in decisions relating to such Person, its Representatives or any of their business operations.

1.93 "**Prosecution and Maintenance**" (including variations such as "Prosecute and Maintain") means, with respect to a Patent, the preparing, filing, prosecuting and maintenance of such Patent, in any jurisdiction, as well as re-examinations, reissues and requests for Patent term extensions and the like with respect to a Patent, together with the conduct of interferences, the defense of oppositions and other similar proceedings with respect to a Patent.

1.94 "**QBD**" or "**Quality By Design**" shall mean the scientific guidelines on quality for MAAs for human medicine.

1.95 **"Regulatory Approval"** shall mean the approval of the applicable Regulatory Authority necessary for the marketing and sale of a Licensed Product in the License Field in a country in the License Territory, excluding separate pricing or reimbursement approvals that may be required, and including the expansion or modification of the label for additional uses.

1.96 **"Regulatory Authority"** shall mean any federal, national, multinational, state, provincial or local regulatory agency, department, bureau or other governmental entity with authority over the marketing and sale of a pharmaceutical product in a country, including FDA in the United States, EMA in the Europe, NMPA in China, PMDA in Japan and the HPFB in Canada.

1.97 "**Regulatory Exclusivity**" shall mean the right or protection, granted by a Regulatory Authority in a jurisdiction, providing with respect to a Licensed Product in such jurisdiction: (a) marketing exclusivity that prevents the Regulatory Authority from granting Marketing Approval to a Third Party for a pharmaceutical product (including a generic, biosimilar, similar medicinal product or generic or competing version of a pharmaceutical product) that is the same or a bioequivalent of the Licensed Product, such as through new molecular entity or biological product or orphan drug or pediatric exclusivity designation by the applicable Regulatory Authority, or an exclusive right to sell pursuant to data exclusivity provisions such as those under EC Directives 2004/27/EC and 2001/83/EC and Regulation 726/2004/EC or any foreign equivalent; or (b) data protection for regulatory data relating to the Licensed Product against unfair commercial use or public release such as that provided for in Article 39.3 of Annex 1C. Part II. Section 7 of the Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPS Agreement) or any foreign equivalent. Regulatory Exclusivity shall be deemed to have expired as of the first time the foregoing would no longer prevent a first Marketing Approval with respect to a biosimilar product.

1.98 "**Regulatory Filing**" shall mean any documentation comprising or relating to or supporting any filing or application with any Regulatory Authority with respect to a Licensed Compound or corresponding Licensed Product, or its use or potential use in humans, including any documents submitted to any Regulatory Authority and all supporting Data, including INDs, BLAs and MAAs, and all correspondence with any Regulatory Authority with respect to any Licensed Compound or Licensed Product whether made before or after receipt of Marketing Approval in the country or regulatory jurisdiction. The term "**Regulatory Filings**" will include all amendments and supplements to any of the foregoing and all proposed labels, labeling, package inserts, monographs and packaging for Licensed Product in a particular country (including minutes of any meetings, telephone conferences or discussions with any Regulatory Authority).

1.99 "**Reimbursement Approval**" shall mean an approval, agreement, determination, or other decision by any applicable Regulatory Authority or other Governmental Authority that establishes prices at which a pharmaceutical product may be priced, or will be reimbursed by the Regulatory Authorities or other applicable Governmental Authorities, in a particular country or jurisdiction.

1.100 "**Representatives**" shall mean the employees, contractors, representatives and agents of the specified Person.

1.101 "**Right of Authority**" shall mean, with respect to a Co-Joined Clinical Study with the other Party, the one Party has the right to make final selections, delegation, determinations and decisions and shall have binding signatory authority for all material tasks, rights, obligations, management decisions, operations decisions, contracting decision and overall design and structure decisions for the conduct of the Co-Joined Clinical Study in the License Territory and for submissions to regulatory authorities for any and all necessary filings, applications, hearing sand

related matters in the License Territory. A party granted the Right of Authority shall have the exclusive and primary decision-making authority for all matters in the License Field and License Territory as set forth above.

1.102 "**Right of Reference or Use**" shall mean the "right of reference or use" defined in 21 CFR 314.3(b), or its equivalents outside the United States, including the authority to rely upon and a right to copy, access, and otherwise use, all Information and Data, including (i) all CMC Information (ii) any data made, collected or otherwise generated in the conduct of any Phase I, Ib, II, III or IV Clinical Study or Studies or early access/named patient programs for the Licensed Compound and/or Licensed Product, (iii) any data investigating the quality, safety or efficacy of a License Product (including any or all such investigations conducted in vitro, in vivo, or in silico and any and all Clinical Trials), (iv) all product development reports, or (v) all Data and Information in or used in support of any Regulatory Filing, Regulatory Approval, drug master file or other regulatory material (including orphan drug applications and designations) owned or Controlled by a Party or its Affiliates that relates to any Licensed Compound or Licensed Product to the extent necessary or useful to the other Party to obtain Regulatory Approval of a Licensed Compound or Licensed Product in its territory including the right and ability to have available the underlying raw data from the investigational product development reports, or product, scientific, and regulatory materials and for regulatory agency audit, if necessary.

1.103 "**Senior Executives**" shall mean, Heads of Departments or Senior Leaders.

1.104 "**Sublicensee**" shall mean a Third Party to whom Summit has granted a right to Develop, Manufacture and/or to Commercialize a Licensed Product in the License Territory in accordance with Section 4.1 (Exclusive License to Summit) and Section 4.2 (Non-Exclusive License to Summit) in accordance with Section 4.3.1; and "**Sublicense**" shall mean an agreement or arrangement between Summit and a Sublicensee granting such rights.

1.105 "**Summit Patent**" is defined in Section 10.1.2 (Foreground IP).

1.106 "**Third Party**" shall mean any Person other than a Party or any of its Affiliates.

1.107 "**United States**" or "**U.S.**" shall mean the United States of America and its territories and possessions.

1.108 "**Valid Claim**" shall mean a claim (i) of any issued, unexpired patent that has not been revoked or held unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction from which no appeal can be taken, or with respect to which an appeal is not taken within the time allowed for appeal, and that has not been disclaimed or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise or (ii) of any patent application that has not been cancelled, withdrawn or abandoned or been pending or filed more than [**] from the earliest possible priority date for said application but excluding from such [**] period any time during which such applications is in interference or opposition or similar proceeding or during which a decision of an examiner is being appealed.

1.109 "**VAT**" shall mean: (a) in relation to any jurisdiction in the European Union, the tax imposed by the EC Council Directive on the common system of value added tax (2006/112/EC) and any successor or equivalent legislation and any national legislation implementing that directive

together with legislation supplemental thereto and the equivalent tax (if any) in that jurisdiction; and (b) in any other jurisdiction, any other value added, goods and services, consumption or similar tax chargeable on the supply or deemed supply of goods or services under applicable legislation or regulation; but, in each event, excluding any US sales tax.

1.110 **Additional Definitions**. Each of the following definitions is set forth in the Section of this Agreement indicated below:

Term	Section	Term	Section
2nd Gen Compound(s)/Products	4.6.2	Joint Committees	3.3
BDS	Schedule 9.1, Sec. 1(a)	Joint Inventions	10.1.1
Britestock	2.2.5.1	Joint Patents	10.1.1
Cell Banks	9.3	Latent Defects	Schedule 9.1, Sec.- 8(b)(i)
CEO	17.1	Liabilities	14.1
Challenging Party	15.4	Manufacturing Standards	Schedule 9.1, Sec.- 6(a)(ii)
Clinical/Regulatory Working Group	3.2.2(ii)	Manufacturing Technology Transfer Agreement	9.4.1
Co-Branding Working Group	3.2.2.(iv)	Manufacturing Working Group	3.2.2(i)
Co-Joined Clinical Study	2.2.5.1	Material Amendment	3.1.4(a)
COGs	Schedule 9.1, Sec. 6 – 1(c)	Orders	Schedule 9.1 – Sec. 3(b)(1)
Commercialization Plan	5.2	Other Co-Joined Clinical Study	2.2.5.2
Designated Site	Schedule 9.1, Sec. –5	Patient Samples	2.2.5.3
Development Plan	2.2.3(a)	Pharmacovigilance Agreement	2.9.2
Development Supplies	Schedule 9.1, Sec. –2(a)	Product Materials	16.2.6
Dispute	17.2	Prosecute and Maintain	10.2.1(i)
Enforcing Party	10.4.5		
Facility	Schedule 9.1, Sec.- 6(a)(i)	Quality Agreement	Schedule 9.1, Sec.- 6(b)(i)
Firewall	2.2.5	Replacement Shipment	Schedule 9.1, Sec.- 8(c)
First Delivery Quarter	Schedule 9.1, Sec. –3(b)(1)	Rolling Forecast	Schedule 9.1, Sec. –3(b)(2)
First Forecast	Schedule 9.1, Sec. –3(b)(1)	Royalty Term	7.3.2
Force Majeure	18.4.1	Safety Review Working Group	3.2.2(iii)
IMPD	2.7.3	Specifications	Schedule 9.1, Sec.- 6(a)(iii)
Indemnified Party	14.3	Supplied Materials	Schedule 9.1, Sec. – 1(a)
Indemnifying Party	14.3	Supply Agreement	9.1
Infringement	10.4.1	Supply Terms	9.1
Initial Period	10.2.1(i)		
Initial Development Plan	2.2.3(a)	Term	15.2

JAMS	17.2.1	Third Party Claim	14.1
JDC	3.2.1	Third Party Royalties	7.4
JOC	3.1.1	Working Group	3.2.2

2. DEVELOPMENT

2.1 Objectives. In consideration of the rights granted herein, Summit shall conduct Development of the Licensed Compounds and Licensed Products in the License Territory with the goal of supporting the filing of a Marketing Approval Application and the obtaining of Marketing Approval for a Licensed Product in the License Territory.

2.2 Development Activities.

2.2.1 Responsibility. Summit shall be responsible, at its sole cost and expense, for all Clinical Studies (except for Akeso Combination Clinical Studies) and for all other Development activities including all Regulatory activities necessary or appropriate, including the filing of any MAA, such as a BLA, to obtain Marketing Approval for Licensed Products in the License Territory. Summit shall use Commercially Reasonable Efforts to Develop and obtain Regulatory Approval for Licensed Products in the License Field in the License Territory. Summit shall also be responsible for all final decisions regarding its Manufacturing and Commercialization activities within the License Territory. Akeso shall be responsible for maintaining and updating the FDA IND No. [**] as to all CMC Information contained therein, and shall use Commercial Reasonable Efforts to ensure that the FDA IND No. [**] is appropriately and timely updated.

2.2.2 Development Materials and Supplies. Akeso shall supply Summit all such materials, including Licensed Compounds, Licensed Products, and Product Cell Lines as required for Clinical Studies and other Development activities at Summit's expense and reasonable request, pursuant to Section 9 (Manufacturing and Supply), until Summit is able to set up a second source supplier.

2.2.3 Development Plan.

(a) Development. Prior to the Effective Date, Summit has put together a preliminary development plan (the "**Initial Development Plan**"), outlining the clinical and regulatory activities necessary for the development of Licensed Compounds and Licensed Products by or under the authority of Summit in the License Territory to obtain Marketing Approval in the License Territory. The Initial Development Plan includes the activities to be conducted by Summit with respect to the Co-Joined Clinical Studies. This Initial Development Plan may be updated or modified, except as to Co-Joined Studies, by Summit at any time at its discretion, even after review by the JOC throughout the Term of this Agreement. Upon execution of this Agreement, Summit shall update the Initial Development Plan to include among other things, (a) the Indications in the License Field for which the Licensed Products are to be Developed and other exploratory Indications in the License Field for which the Licensed Products may be developed by Summit in the License Territory, (b) critical clinical and regulatory activities to be undertaken under this Agreement by Summit for Development of the Licensed Products in the License Field in the Licensed Territory, and (c) go/no-go decision points and relevant decision criteria (and this shall become the "**Development Plan**"). The Development Plan shall include

significant Development activities to be conducted by Summit, its Affiliates and Sublicensees (if applicable) for the [**] period following the Effective Date. The Development Plan shall be focused on efficiently obtaining Regulatory Approvals for the Licensed Products in the License Territory, while taking into consideration potential Development, Regulatory Approval or Commercialization impacts on the Licensed Products outside of the License Territory. From time to time during the Term but no less than [**] Summit will prepare written updates to the then-current Development Plan, and shall submit such updates to the JOC. As to Co-Joined Clinical Studies, Summit shall be solely responsible for all decisions regarding the day-to-day conduct of Development of the Licensed Compounds and Licensed Products within the License Territory subject to Section 3.1.4 (Decisions).

(b) Other Development Activities. Summit shall have the right to conduct any pre-clinical studies in the License Territory to generate and to obtain Data that is reasonably useful for the Development of any Licensed Compound or Licensed Product in the License Territory.

(c) Cooperation. Akeso shall provide such technical assistance and cooperation to Summit as Summit may reasonably request as necessary or reasonably useful for Summit to Develop, Manufacture and Commercialize Licensed Products in the License Field in the License Territory.

2.2.4 Conduct of Activities. Summit shall, and shall ensure that its Affiliates and Sublicensees, carry out all Development and regulatory activities with respect to the Licensed Compound and/or Products in accordance with the Development Standards and the provisions of this Agreement.

2.2.5 Co-Joined Clinical Studies.

2.2.5.1 AK112-301 Co-Joined Clinical Study. Summit shall have the right to participate in the License Territory the AK112-301 Clinical Study currently on-going in China upon execution of this Agreement, (a Co-Joined Clinical Study) in accordance with this Section 2.2.5.1 ("**AK112-301 Co-Joined Clinical Study**"). Akeso agrees to either transfer the INDs with the US FDA for these specific studies to Summit within [**] after the Effective Date and/or to allow Summit to cross-reference Akeso's US IND No. [**] immediately, at Summit's option. Summit shall be the sponsor for the AK112-301 Co-Joined Clinical Study in the License Territory and Akeso hereby grants a Right of Authority to Summit with regard to the Co-Joined Clinical Study in the License Territory. The Parties shall immediately upon execution of this Agreement implement a written policy and put in place safeguards that precludes the transference of Clinical Study data analysis results collected from one Party in its territory to the other Party prior to [**] (a "**Firewall**") to protect the scientific integrity and prevent bias by the Party joining a Co-Joined Clinical Study. The Parties agree to not publish or disclose any such clinical data of a Co-Joined Clinical Study until [**], except to the extent it legally is required to disclose. If legally required, the Parties shall use best efforts to limit such disclosure to [**]. Summit will be responsible for the Co-Joined Clinical Studies in the Licensed Territory including all costs in the License Territory. Summit will indemnify Akeso pursuant to Section 14.2 (Indemnification by Summit) with respect to any Third Party Claims that arises from any Summit's activities in the License Territory resulting from Summit's participation in a Co-Joined Clinical Study (including those activities of Summit's Third Party subcontractors (or vendors) as to such samples and/or data

whether from the License Territory and/or Non-Licensed Territory). Akeso will be responsible for all costs in the Non-License Territory, except for Summit's pro-rata costs for patients from the License Territory, in the event that the Parties are using the same Third Party subcontractor (or vendor) in the Non-License Territory and License Territory and such Third Party subcontractor is under contract with Akeso for such services covering patient samples and data from both the License Territory and Non-License Territory. Akeso will indemnify Summit pursuant to Section 14.1 (Indemnification by Akeso) as to any Third Party Claims arising from any Akeso activities (including those activities of Akeso's Third Party subcontractors (or vendors) as to such samples and/or data whether from the License Territory and/or Non-Licensed Territory). To the extent not already described elsewhere in this Agreement, each Party shall maintain current and accurate records of all reasonably significant Data and results generated by it, its Affiliates, and its Third Party subcontractors in the performance of a Co-Joined Clinical Study, including all Data and other material Information resulting from such activities. Such records shall include, as applicable, books, records, reports, notes, charts, graphs, comments, computations, analyses, recordings, photographs, databases and documentation thereof, samples of materials and other graphic or written data generated in performance of such activities in sufficient detail and in good scientific manner appropriate for patent and/or regulatory purposes, and in accordance with commonly acceptable documentation practice and in compliance with the Development Standards, which shall be complete and accurate and shall fully and properly reflect, in good scientific manner, all work done and results achieved in the performance of such activities. Copies of such records, which may be in Chinese or English, shall be retained by the Parties for at least [**] after the termination or expiration of this Agreement, or for such longer period as may be required by Applicable Laws in the Parties respective territories. Each Party agrees to notify the other Party, when the other Party, its Affiliates, and Third Party subcontractors or Sublicensees are no longer obligated to retain such records, and if requested by a Party the other Party, agrees to continue to retain, or require to be retained, such records thereafter at the requesting Party's expense. Each Party shall have the right upon request from time to time, during normal business hours and upon reasonable notice, to access, inspect and copy any such records (including any master clinical trial file or other database containing such records or any Data) maintained by or on behalf of the other Party (or its Affiliates, its Third Party subcontractors, and Sublicensees). In addition, upon Summit's reasonable request and cost, Akeso shall prepare and provide to Summit summaries of such records in English. Without limiting the foregoing and to the extent not already described elsewhere in this Agreement, within [**] in both territories of any Co-Joined Clinical Study involving a Licensed Compound or License Product, each Party shall provide to the other Party a full dataset in English that has been cleaned and locked containing Data collected from such Clinical Study in its territory. Akeso shall supply all Development Supplies [**] as set forth in the Supply Terms (Schedule 9.1). [**]. Additionally, Akeso shall provide Summit with its datasets for all Phase I Clinical Study, Phase Ib Clinical Study and Phase II Clinical Study Data for each Co-Joined Clinical Study as requested by Summit to support a BLA filing. Each Party further agrees, as to Regulatory Authority audits, to cooperate with the other Party, including in using reasonable efforts for preparation of such audit. Each Party agrees to comply with an auditing Regulatory Authority within the timelines mandated by the Regulatory Authority and to support any such Regulatory Authority audit.

2.2.5.2 Other Co-Joined Clinical Studies. Each Party shall have the right upon mutual agreement of the CEOs of both Parties and subject to any Applicable Laws and regulations to participate in any other current or future on-going study (that is not the AK112-301

Clinical Study) of the other Party in their respective territories ("**Other Co-Joined Clinical Study**") in accordance with this Section 2.2.5. Each Party who joins an Other Co-Joined Clinical Study of the other Party will bear all costs in their own territory associated with participating in the other Party's Other Co-Joined Clinical Study and will indemnify the other Party, pursuant to Section 14 (Indemnification) with regard to any Third Party Claims that may arise for the Party who initiated the Clinical Study, as a result of the joining Party's activities in its territory. If such on-going Clinical Study is a (i) Clinical Study that is Initiated by Akeso, as Akeso has already filed one or more INDs for AK112 either (a) Akeso shall transfer the specific Clinical Study IND to Summit, Summit will accept the IND, and Summit will become the Sponsor of that Clinical Study in the License Territory or, alternatively, at Summit's option, (b) Summit shall file its own IND and Akeso shall allow Summit to cross-reference Akeso's IND No. [**] or an applicable IND containing all relevant CMC information, whereby Summit will be the sponsor for such Clinical Study in the License Territory; or if such on-going Clinical Study is a (ii) Clinical Study that is Initiated by Akeso, for which Summit is the sponsor, then Akeso shall file an IND in the Non-License Territory (in the Non-License Territory) and cross-reference the Summit IND. In all cases, the Parties shall share the Clinical Study Data, from its territory with the other Party, the SAP and other pertinent Information, subject to applicable laws and regulations, and each Party shall provide to the other Party a Right of Reference to and a right of access to the other Party's Data and Information and cooperate with the other Party, so as to allow each Party to submit both Parties' Data to the Regulatory Authorities, within each Party's own territory To the extent not already described elsewhere in this Agreement, each shall maintain current and accurate records of all reasonably significant Data and results generated by it, its Affiliates, and its Third Party subcontractors in the performance of the Other Co-Joined Clinical Study, including all Data and other material Information resulting from such activities. Such records shall include, as applicable, books, records, reports, notes, charts, graphs, comments, computations, analyses, recordings, photographs, databases and documentation thereof, samples of materials and other graphic or written data generated in performance of such activities in sufficient detail and in good scientific manner appropriate for patent and/or regulatory purposes, and in accordance with commonly acceptable documentation practice and in compliance with the Development Standards, which shall be complete and accurate and shall fully and properly reflect, in good scientific manner, all work done and results achieved in the performance of such activities. Copies of such records, which may be in Chinese or English, shall be retained by the Parties for at least [**] after the termination or expiration of this Agreement, or for such longer period ats may be required by Applicable Laws in the Parties respective territories. Each Party agrees to notify other Party when the other Party, its Affiliates, Third Party subcontractors or Sublicensees are no longer obligated to retain such records, and if requested by a Party the other Party agrees to continue to retain, or require to be retained, such records thereafter at the requesting Party's expense. Each Party shall have the right upon reasonable request from time to time, during normal business hours and upon reasonable notice, to access, inspect and copy any such records (including any master clinical trial file or other database containing such records or any Data) maintained by or on behalf of the other Party (or its Affiliates, its Third Party subcontractors, and Sublicensees). In addition, upon Summit's reasonable request, Akeso shall prepare and provide to Summit summaries of such records in English. Without limiting the foregoing, within [**] in both territories of any Co-Joined Clinical Study involving a Licensed Compound or License Product each Party shall provide to the other Party a full dataset that shall be in English that has been cleaned and locked containing Data collected from such Clinical Study in its territory. Akeso shall supply all Development Supplies

[**] as set forth in the Supply Terms (Schedule 9.1) [**]. Each Party further agrees, as to Regulatory Authority audits, to cooperate with the other Party, including in using reasonable efforts for preparation of such audit. Each Party agrees to comply with an auditing Regulatory Authority within the timelines mandated by the Regulatory Authority and to support any such Regulatory Authority audit.

2.2.5.3 Patient Samples. All patient samples collected and retained in connection with any Co-Joined Clinical Study performed under the Development Plan (including compilations of Data comprising annotations, or correlating outcomes, with respect to such samples, "**Patient Samples**"), shall be a [**] to such Patient Samples for research purposes to the extent permissible under Applicable Law. The Parties shall agree upon, or upon request by either Party, [**], such that the Parties will have [**] such Patient Samples for its own purposes. For clarity, this Section 2.2 (Development Activities) shall not be deemed to limit either Party's right to use and disclose Data as otherwise provided in this Agreement.

2.2.6 Costs for Other Studies; Amendments. Each Party shall be responsible for paying all costs incurred by that Party for undertaking any Clinical Study that is not a Co-Joined Clinical Study or Other Co-Joined Clinical Study. The joining Party in a Co-Joined Clinical Study shall be responsible for paying all costs incurred by the Parties related to any amendment to the protocol of a Co-Joined Clinical Study, including as determined under Section 3.1.4(a).

2.3 Akeso Combination Clinical Studies. It is understood that it may be desirable from time to time for Akeso to conduct Akeso Combination Clinical Studies at Akeso's cost and expense in the License Territory, subject to agreement of the Chief Executive Officers of both Akeso and which Summit will not unreasonably withhold, subject to impact on Summit's on-going and planned Clinical Studies in the License Territory, Summit's Commercialization efforts, and/or the possible impact on the License Product valuation. Akeso will bear all cost for any Akeso Combination Clinical Studies. Notwithstanding anything to the contrary herein, including within Section 14.2 (Indemnification by Summit), Akeso shall indemnify Summit Indemnitees, against any and all Liabilities from any Third Party Claims arising from or occurring as a result of, either directly or indirectly any Akeso Development activity as to an Akeso Combination Clinical Study in the License Territory. The foregoing indemnification obligation shall apply in all instances as to an Akeso Combination Clinical Study regardless of any action or inaction of Summit. Upon the granting of Regulatory Approval in a country in the License Territory for the combination that is the subject of such Akeso Combination Clinical Study, the Parties will [**]. For clarity, all Commercialization rights as to the Licensed Product in the License Territory shall remain with Summit, and all rights to any other Akeso owned proprietary product, including those used in such Akeso Combination Clinical Studies, shall remain with Akeso.

2.3.1 Communications Regarding Development of Licensed Compounds and Licensed Products. Each Party agrees to keep the other Party reasonably informed as to the progress of such Party's and its Affiliates' clinical and other Development activities including its regulatory activities related to the Licensed Compounds and Licensed Products in its territory, including its correspondence and meetings with Regulatory Authorities and other Governmental Authorities in its territory, by way of updates to the JOC at its meetings and as otherwise reasonably requested, to the extent such Party or its Affiliate has the right to do so.

2.4 Development Records. Summit shall maintain current and accurate records of all reasonably significant Data and results generated by it, its Affiliates, and its Third Party subcontractors in the performance of the Development, including the Clinical Studies, and all research, development, Manufacturing and Commercialization activities with respect to the Licensed Compounds and Licensed Product in the License Territory and all Data and other material information resulting from such activities. Such records shall include, as applicable, books, records, reports, notes, charts, graphs, comments, computations, analyses, recordings, photographs, databases and documentation thereof, samples of materials and other graphic or written data generated in performance of such activities in sufficient detail and in good scientific manner appropriate for patent and/or regulatory purposes, and in accordance with commonly acceptable documentation practice and in compliance with the Development Standards, which shall be complete and accurate and shall fully and properly reflect, in good scientific manner, all work done and results achieved in the performance of such activities.

2.5 Development Reports. Summit shall keep Akeso reasonably informed as to the progress and results of its and its Affiliates' and their respective Third Party subcontractors and Sublicensees' work under the Development Plan (including prompt reporting of available pre-clinical and clinical data). Without limiting the foregoing, at each regularly scheduled JOC meeting, Summit shall provide Akeso with a written report summarizing the Development activities performed since the last JOC meeting and the results thereof and comparing such activities with the Development Plan for such time period. Such reports shall be provided in English and at a level of detail reasonably sufficient to enable Akeso to determine Summit's compliance with its diligence obligations under the Agreement. At the JOC meeting, the Parties shall discuss the status, progress and results of Summit's Development activities. Summit shall promptly respond to Akeso's reasonable questions or requests for additional information relating to such Development activities. Likewise, Akeso shall keep Summit reasonably informed as to the progress and results of its Development of the Licensed Product in the Non-License Territory and shall update Summit at the JOC meeting accordingly.

2.6 Subcontractors. Subject to the terms and conditions of this Agreement, Summit may subcontract the performance of any Development activities including but not limited to non-clinical studies, clinical studies, CMC activities, and regulatory services for Licensed Products, under this Agreement undertaken in accordance with this Agreement to one or more Third Party subcontractors in the License Territory, provided that Summit shall cause any subcontractor engaged by Summit to be bound by a written agreement containing provisions as protective of the Licensed Compounds and Licensed Products as contained in this Agreement, including by written obligations of confidentiality, non-disclosure, non-use and intellectual property rights consistent with this Agreement prior to such subcontractor performing any activities. Summit may also subcontract its rights to Manufacture the Licensed Compounds and Licensed Products in the Licensed Territory, *provided* that such subcontractors are (i) approved in writing by Akeso, such approval to not be unreasonably withheld and (ii) bound by written obligations of confidentiality consistent with this Agreement and have agreed in writing to assign to Summit all Data, Information, Inventions or other intellectual property generated by such subcontractor in the course of performing such subcontracted work. Summit shall remain responsible and liable to Akeso for all activities of its subcontractors to the same extent as if such activities had been undertaken by Summit itself.

2.7 Regulatory Matters.

2.7.1 Responsibility for Regulatory Filings in the Territory. Summit shall be responsible for the filing, obtaining and maintaining of all approvals for the Development, Manufacturing and Commercialization of the Licensed Compounds and Licensed Product in the License Field in the License Territory under this Agreement, including any IND, MAA, BLA, or Marketing Approval, as well as pricing and/or reimbursement approvals for the Licensed Products in the License Field in the License Territory, as well as liaising with, and managing all interactions with Regulatory Authorities in each region within the License Territory with respect thereto. All Regulatory Filings for a Licensed Compound or Licensed Product in the License Field in the License Territory permitted under this Agreement shall be in the name of Summit. Notwithstanding the foregoing, Akeso shall maintain and update the FDA IND No. [**] pursuant to Section 2.2.1 (Responsibility).

2.7.2 Provision of Regulatory Information. Without limiting Section 2.8 (Exchange of Data and Know How) below, Summit will promptly provide to Akeso: copies of all material documents, information and correspondence that are received from or submitted to a Regulatory Authority or other government agency in the License Territory and directed to the Development, Manufacturing or Commercialization of the Licensed Compounds or Licensed Products in the License Territory (including all INDs, MAA and Marketing Approvals) and copies of final pricing documents (or equivalents thereof) and reimbursement approval documents (or equivalents thereof) for Licensed Products in the License Territory, in each case to the extent Controlled by Summit. For all Co-Joined Clinical Studies, each Party agrees to share with the other Party, copies of all material documents, information and correspondence that are received from or submitted to a Regulatory Authority in their territory or other government agency directed to the Development, Manufacturing or Commercialization of the Licensed Compounds or Licensed Products. Notwithstanding anything to the contrary herein, as to CMC or Manufacturing (including commercial Licensed Products) regulatory Information, the Parties will share all correspondence and communications with and from any Health Authority in their respective territories to other Party. Moreover, prior to responding to any request or communication from a Regulatory Authority, as to CMC or Manufacturing about a Licensed Compound or Licensed Product regarding a Co-Joined Study, the Parties agree to consult with each other, reasonably consider the input of the other Party and align before responding to any Health Authority.

2.7.3 CMC Information. As long as Akeso is supplying to Summit or its Affiliates quantities of a Supplied Materials pursuant to Article 9 below, Akeso shall provide to Summit in a reasonably timely fashion on request to Akeso, the then-current CMC Information, in each case, with respect to the material supplied or to be supplied by Akeso to Summit under this Agreement, to the extent reasonably necessary or useful for the Development, Manufacture or Commercialization of the Licensed Compound or such Licensed Product in the License Territory, including as may be necessary or useful to file with or submit to Regulatory Authorities for such purposes. Throughout the Term of this Agreement, Akeso shall timely update the FDA IND No. [**], with CMC Information and assist Summit with writing of the initial Investigative Medicinal Product Dossier (the "**IMPD**") for Europe and Canada

2.7.4 Cooperation between Parties. Each Party shall, and shall cause any subcontractor or Affiliate to whom it has delegated the performance of activities under this

Agreement to, reasonably cooperate with and assist the other Party in the preparation of its Regulatory Filings for the Licensed Compound and Licensed Product in the Licensed and Non-Licensed Territories as governed by this Agreement, provided that such Party's assistance shall (a) be limited to those activities that reasonably require the unique capabilities or knowledge of the assisting Party and cannot reasonably be performed by the assisted Party, or its Affiliates,), and (b) consist primarily of making its employees (or the employees of its applicable subcontractor or Affiliate) available to answer questions with respect to any Data provided to the assisted Party and other matters to be incorporated into or in connection with such Regulatory Filings.

2.8 Exchange of Data and Know-How.

2.8.1 Initial Transfer. Promptly after the Effective Date, Akeso shall provide to Summit all Akeso Licensed Know-How that is reasonably necessary for or as reasonably requested by Summit to Develop, Manufacture, Commercialize the Licensed Compounds and Licensed Products in the License Field within the License Territory, to the extent not previously provided by Akeso.

2.8.2 Access to Akeso Data. The Parties agree that Summit shall have reasonably timely ongoing access to all Data and other Akeso Licensed Know-How generated throughout the Term of the Agreement. Accordingly, upon request by Summit from time to time, which requests shall be at reasonable intervals and frequencies, Akeso shall provide, in a reasonably timely fashion, to Summit such Data and other Akeso Licensed Know-How as Summit may reasonably request. To the extent such Data and other Akeso Licensed Know-How exist in electronic form, then upon request, Akeso shall provide to Summit, in a reasonably timely fashion, electronic copies or access to electronic files containing such items, as reasonably requested by Summit.

2.8.3 Use; Disclosure. Each Party shall use and disclose the other Party's Know-How only in accordance with this Agreement, including the confidentiality obligations in Article 12 below. Akeso agrees that Summit may share information disclosed hereunder with its Affiliates, Summit Sublicensees (and others to the extent permitted under Article 12 below) for purposes of Developing, Manufacturing, Commercializing and otherwise exploiting the Licensed Compound and/or Licensed Products in accordance with this Agreement.

2.9 Reporting; Adverse Drug Reactions.

2.9.1 Safety Data Exchange/Pharmacovigilance Agreement. Promptly upon request by either Party (but in any event prior to Initiation by or on behalf of Akeso of any enrollment of a patient in a Clinical Study involving a Licensed Compound or Licensed Product in the License Territory), the Parties shall enter into one or more safety data exchange or pharmacovigilance agreement(s) (a "**Pharmacovigilance Agreement**") (which upon execution shall be incorporated by reference herein as Exhibit 1) on reasonable and customary terms, including: (a) providing detailed procedures regarding the collection and maintenance of core safety information and the exchange of safety data relating to the License Compounds and License Products within appropriate timeframes (including, annual written updates of such safety data collected by or on behalf of each Party and in an appropriate format to enable each Party to meet both expedited and periodic regulatory reporting requirements, including but not limited to the establishment and maintenance of a global safety database (for which Akeso shall take the lead and the Parties will discuss any additional cost incurred

by adding the Summit safety data), adverse event and serious adverse event collection and reporting, and maintenance of core safety information; and (b) ensuring compliance with the reporting requirements of all applicable Regulatory Authorities on a worldwide basis for the reporting of safety data in accordance with all applicable regulatory and legal requirements regarding the management of safety data. If the Parties are unable to agree upon the terms of any such safety data exchange or pharmacovigilance agreement, the same shall be determined by the JOC.

2.9.2 Adverse Event Reporting. As between the Parties: (a) Summit or its designee shall be responsible for the timely reporting of all adverse drug reactions/experiences, Licensed Product quality, Licensed Product complaints and safety data relating to the Licensed Compounds and Licensed Products to the appropriate Regulatory Authorities in the License Territory; and (b) Akeso or its designee shall be responsible for reporting all adverse drug reactions/experiences, Licensed Product quality, License Product complaints and safety data relating to the Licensed Compounds and Licensed Products to the appropriate Regulatory Authorities in the Non-License Territory; all in accordance with the Applicable Laws. Summit shall provide to Akeso access to Summit's reports and responses to the Regulatory Authorities regarding adverse event/safety data for Licensed Products in the License Territory. Akeso shall maintain a global safety database, at its expense, for the Licensed Products, including with respect to clinical trials conducted in the License Territory and in the Non-License Territory, at Akeso's cost and expense. Akeso shall be responsible for the cumulative annual safety report in Development Safety Update Report ("**DSUR**") format for the global safety data and shall provide Summit a copy of the annual report at least [**] after the anniversary date on which the origin IND/CTA (international birth date) was clear to proceed each year for its review, use, or submission to the Regulatory Authorities in the Licensed Territory. Notwithstanding anything to the contrary herein, each Party will remain responsible for the safety reporting for its own Clinical Studies.

3. GOVERNANCE

3.1 Joint Oversight Committee.

3.1.1 Formation;. Within [**] after the Effective Date, Akeso and Summit shall establish a Joint Oversight Committee (the "**JOC**"), comprised of four (4) Persons, the Executive Officer and a delegate of Akeso, and the two (2) Executive Officers or their delegates of Summit, to oversee, review and coordinate the activities of the Parties under this Agreement, as further described herein. In case a representative of a Party is unavailable for a scheduled JOC meeting, upon reasonable notice to the other Party, such Party may substitute in place of such representative for such meeting, a competent person who is authorized by such Party to act on matters that will be presented to the JOC at such meeting

3.1.2 Meetings. The JOC shall meet at least [**] during the first [**] after the Effective Date, and at least [**] thereafter, unless otherwise agreed by the Parties. As reasonably requested, other representatives of Akeso or Summit may attend JOC meetings as non-voting observers. All meetings will be conducted in English.

3.1.3 Responsibility. The Parties anticipate that the JOC will not be involved in day-to-day implementation of the collaborative activities under this Agreement. The JOC will (a) serve as a forum for the exchange of information as provided in this Agreement and for keeping each

Party informed as to material matters in connection with the Development, Manufacture and Commercialization of Licensed Compounds and Licensed Products in the License Territory and Non-License Territory, (b) provide strategic direction to lower committees and working groups formed hereunder, and (c) undertake, oversee and/or resolve such other matters as are provided for the JOC under this Agreement, or otherwise agreed by the Parties, including:

(i) [**].

3.1.4 Decisions. The purpose of the JOC is primarily to keep the Parties informed, however, if the need for decisions arise regarding certain matters, including Section 3.1.3(v) or regarding Co-Joined Clinical studies, the objective shall be to reach consensus on all matters to be decided by the JOC. Each Party's representatives on the JOC shall collectively have one (1) vote. If the JOC cannot reach consensus on any determination or decision for which it is responsible within [**] after the date such matter was initially referred to the JOC, the dispute shall be first referred to the Chief Executive Officers of the Parties, who shall meet promptly and negotiate in good faith to resolve the dispute. If, despite such good faith efforts, the Chief Executive Officers are unable to resolve such dispute within [**] after such issue was first referred to them, then:

(a) If such dispute arises from and prior to completion of a Co-Joined Clinical Study or a Summit sponsored Clinical Study in the Licensed Territory, then, to the extent such dispute pertains to the Development Plan for such Clinical Study, such dispute shall be finally and definitively resolved by Summit, provided that such right shall not apply with respect to approval of: (i) [**]; or (ii) [**]. As used herein, [**] shall mean [**]; and

(b) If the JOC is unable to reach consensus on any other matter expressly to be decided by the JOC hereunder that is not required to be resolved under Section 3.1.4(a), such matter shall be resolved in accordance with the provisions of Section 17.3 (Certain Disputes). For clarity, this Section 3.1.4(b) shall apply (and Summit's deciding vote under Section 3.1.4(a) shall not apply) to: (i) [**]; or (ii) [**]. Notwithstanding the foregoing, the matters to be agreed upon in accordance with Section [**] above shall not be subject to this Section 3.1.4 (Decisions) and shall require agreement of the Parties separate from the JOC (but once agreed in accordance with Section [**].

3.2 Lower Committees and Working Groups. The JOC may establish such additional committees and working groups as it may determine from time to time, and to delegate to any such committee or working group so much of the JOC's authority under this Agreement as the JOC determines. In the event such a committee or working group is unable to reach consensus on a matter within the JOC's jurisdiction that was delegated to such committee or working group, the matter shall be resolved by the JOC in accordance with Section 3.1 (Joint Oversight Committee). Initially, a Joint Development Committee (the "**JDC**") and the following working groups shall be set up as follows:

3.2.1 Joint Development Committee Formation; Purpose. Within [**] after the Effective Date, Akeso and Summit shall establish a JDC which shall report to the JOC. The JDC shall be initially comprised of four (4) representatives of Akeso and four (4) representatives of Summit. The JDC shall meet at least [**]. The JDC shall be comprised of Senior Executives and have responsibility for (i) coordinating and providing oversight to various Clinical/Regulatory,

Manufacturing, Co-Branding and Safety Working Groups, and (ii) monitoring and facilitating the overall progress of the Clinical/Regulatory, Manufacturing and Co-Branding and Safety collaborative activities consistent with the terms of this Agreement. In particular, the JDC shall:

(i) [**]; and

3.2.2 Working Groups. From time to time, the JOC or JDC may establish various working groups (each, a "**Working Group**") to work together on particular collaborative projects or activities, including those Working Groups described below in this Section 3.2.2 (Working Groups) and each such Working Group shall be constituted and shall operate as the JOC or JDC determines.

(i) Manufacturing Working Group. Within [**] after the Effective Date, Akeso and Summit shall establish a joint Manufacturing Working Group (the "**Manufacturing Working Group**"), which shall report to the JDC and shall have responsibility for overseeing the technology transfer of all Manufacturing aspects of the collaboration established by this Agreement, including manufacturing processes, formulations, technology transfer between Akeso, Summit and Summit's second source suppliers, and supply of clinical and commercial product between Akeso and Summit. The Manufacturing Working Group shall include individuals from each Party with reasonable expertise in the areas of manufacture, quality, and supply. Summit shall inform this group of the vendors of its choice for manufacture of Licensed Compounds or License Products for Akeso's input and consideration. Akeso's approval via the JOC of such vendors shall not be unreasonably withheld. Until formal establishment of the Manufacturing Working Group, appropriate representatives from the Parties' (or their Affiliates') in the manufacturing and quality functions shall perform the functions of the Manufacturing Working Group. In conducting its activities, the Manufacturing Working Group shall operate and make its decisions consistent with the terms of this Agreement.

(ii) Clinical/Regulatory Working Group. Within [**] after the Effective Date, Akeso and Summit shall establish a joint Clinical/Regulatory Working Group (the "**Clinical/Regulatory Working Group**"), which shall report to the JDC with respect to the Development of the Licensed Products for the Co-Joined Clinical Studies, including the AK112-301 Clinical Study, which will consist of appropriately selected delegates from both Parties. The Clinical/Regulatory Working Group shall report to the JDC and put together the strategies for Summit joining the AK112-301 Clinical Study and shall draft the Collaboration DP for submission to the JOC.

(iii) Safety Review Working Group. Within [**] after the Effective Date, Akeso and Summit will establish a joint Safety Review Working Group (the "**Safety Review Working Group**") that shall report to the JDC and that will consist of appropriately selected delegates from both Parties. The Safety Review Working Group shall discuss and implement processes and

procedures for sharing information needed to support each Party's (or their Affiliates') respective regulatory responsibilities and which may be necessary for compliance with the applicable regulatory pharmacovigilance requirements and oversee the drafting of the Pharmacovigilance Agreement between the Parties. Any such procedures shall not be construed to restrict either Party's ability to take any action that it deems appropriate or required of it under the applicable regulatory requirements in its territory.

(iv) Co-Branding Working Group. Within [**] after the Effective Date, Akeso and Summit shall establish a joint Co-Branding Working Group (the "**Co-Branding Working Group**"), which shall report to the JDC with respect Co-Branding of packaging materials, labels and promotional materials relating to the Licensed Products in the License Territory and communications regarding activities under this Agreement.

3.3 Limited Authority. Notwithstanding the creation of the JOC (together with any subordinate committee under Section 3.2 (Lower Committees and Working Groups) above, the "**Joint Committees**"), each Party shall retain the rights, powers and discretion expressly granted to it hereunder, and the Joint Committees shall not be delegated or vested with rights, powers or discretion unless expressly assigned to the JOC herein or the Parties expressly so agree in a writing referencing this Article 3. The Joint Committees shall not have the power to amend or modify this Agreement, and its decisions shall not be in contravention of any terms and conditions of this Agreement. It is understood and agreed that issues to be formally decided by the Joint Committees are only those specific issues that are expressly provided in this Agreement to be decided by the Joint Committees.

3.4 Discontinuation of Participation on a Joint Committee. Each Joint Committee shall continue to exist until the first to occur of: (a) the Parties mutually agreeing to disband the Joint Committee, or (b) Akeso providing to Summit written notice of its intention to disband and no longer participate in such Joint Committee. Notwithstanding anything to the contrary, once one or more Joint Committees have been disbanded, such Joint Committee shall be terminated and shall have no further rights or obligations under this Agreement, and thereafter shall be replaced by designees of each Party that shall serve as a forum for the exchange of Data or materials under this Agreement, and matters that would otherwise have been allocated to such Joint Committee shall thereafter require mutual agreement of the Parties, subject to the other terms and conditions of this Agreement, and if such matters cannot be agreed, shall be determined in accordance with Section 17.3 (Certain Disputes) below.

3.5 Expenses. Each Party shall be responsible for all travel and related costs and expenses for its members and other representatives to attend meetings of, and otherwise participate on, a Joint Committee and/or Working Group.

4. GRANT OF LICENSES, RIGHTS, AND OTHER GRANTS; HSR

4.1 Exclusive License to Summit. Subject to the terms and conditions of this Agreement, Akeso shall grant and hereby grants to Summit during the Term (as defined herein) of this Agreement an exclusive (subject to Section 4.5 (Akeso Limited Retained Rights)),

sublicensable (subject to Section 4.3.1 (Affiliates Sublicensees)), royalty-bearing license under the Akeso AK112 Patents, (including any interest in any Joint Patent) and Akeso Licensed Know-How: (a) to use, Develop, Manufacture, and Commercialize the Licensed Products and (b) to use, Develop, Manufacture, and Commercialize the Licensed Compounds for the purposes of Developing, Manufacturing and Commercializing the Licensed Products; in each case, in the License Territory for use in the License Field For clarity, Akeso shall have the right to sell, import and supply Licensed Compound or Licensed Product to Summit, its Affiliates and (to the extent authorized in writing by Summit), Summit's Licensees in the License Territory in accordance with Section 9.1(Supply Terms).

4.2 Non-Exclusive License to Summit. Subject to the terms and conditions of this Agreement, Akeso shall grant and hereby grants to Summit during the Term (as defined below) of this Agreement a non-exclusive, sublicensable (subject to Section 4.4 (Affiliates; Sublicensees)), royalty-bearing license under the Akeso Incorporated Patents, (including its interest in any Joint Patents): (a) to use, Develop, Manufacture, and Commercialize the Licensed Products and (b) to use, Develop, Manufacture, and Commercialize the Licensed Compounds for the purposes of Developing, Manufacturing and Commercializing the Licensed Products; in each case, in the License Territory for use in the License Field.

4.3 Non-Exclusive License to Summit in Non-Licensed Territory. Subject to the terms and conditions of this Agreement, Akeso shall grant and hereby grants to Summit during the Term of this Agreement a non-exclusive, sublicensable (subject to Section 4.4 (Affiliates; Sublicensees)) a license under (i) the Akeso Incorporated Patents, (including its interest in any Joint Patents), (ii) the Akeso AK112 Patents, and (iii) the Akeso Licensed Know-How to (a) Manufacture and have Manufactured the Licensed Products and (b) to Manufacture and have Manufactured the Licensed Compounds for the purposes of Manufacturing and having Manufactured Licensed Products, in each case in the Non-Licensed Territory for use in the License Field in the Licensed Territory.

4.4 Affiliates; Sublicensees

4.4.1 Subject to the terms and conditions of this Agreement, Summit shall have the right to grant and authorize Sublicensees to grant Sublicenses under Section 4.1 (Exclusive License to Summit) and Section 4.2 (Non-Exclusive License to Summit) and Section 4.3 (Non-Exclusive License to Summit in Non-Licensed Territory) to: (a) its Affiliates, for so long as they remain Affiliates; and (b) Third Party(ies) (including subcontractors) (hereinafter, collectively Sublicensees). Summit shall ensure that each of its Affiliates and Sublicensees is bound by a written agreement containing provisions at least as protective of the Licensed Compounds, Licensed Products and Akeso as this Agreement. In any event, Summit shall remain responsible and liable to Akeso for all activities of its Affiliates and Sublicensees to the same extent as if such activities had been undertaken by Summit itself. Subject to the foregoing, it is understood that a permitted Sublicensee's conduct of activities or undertakings required to be performed or undertaken by Summit hereunder shall be deemed to satisfy Summit's obligation to conduct such activities or undertakings, and Summit may authorize a permitted Sublicensee to exercise rights granted to Summit hereunder in accordance with a Sublicense entered into in accordance with this Section 4.4.

4.4.2 Subject to the terms and conditions of this Agreement, Akeso shall have the right to grant Sublicenses under Section 4.5 (Exclusive and Co-Exclusive Licenses to Akeso) to:

(a) its Affiliates, for so long as they remain Affiliates; and (b) Third Party(ies) (including subcontractors) in the Non-License Territory. Akeso shall ensure that each of its Affiliates and Sublicensees is bound by a written agreement containing provisions at least as protective of the Licensed Compounds, Licensed Products and Summit as this Agreement. In any event, Akeso shall remain responsible and liable to Summit for all activities of its Affiliates and sublicensees to the same extent as if such activities had been undertaken by Akeso itself.

4.5 Exclusive and Co-Exclusive Licenses to Akeso. Subject to the terms and conditions of this Agreement, Summit shall grant and hereby grants to Akeso solely during the Term (as defined herein) of this Agreement (i) an exclusive (subject to Section 4.4.2) license under the Summit Patents and Summit's interest in the Joint Patents: (a) to use, Develop, and Commercialize the Licensed Products and (b) to use, Develop, and Commercialize the Licensed Compounds for the purposes of Developing, and Commercializing the Licensed Products; in each case, in the Non-License Territory for use in the License Field, and (ii) a co-exclusive (as to Summit, its Affiliates, and Sublicensees) (subject to Section 4.4.2) license under the Summit Patents and Summit's interest in the Joint Patents: (a) to Manufacture the Licensed Products and (b) to Manufacture the Licensed Compounds for the purposes of Developing, and Commercializing the Licensed Products, in each case, as to Akeso, in the Non-License Territory for use in the License Field and as to Summit (its Affiliates and Sublicensee) in the License Territory for use in the License Field.

4.6 Akeso Limited Retained Rights. Notwithstanding the exclusivity of the rights (even as to Akeso) granted to Summit in the License Territory pursuant to Section 4.1 (Exclusive License to Summit), Akeso shall retain a limited non-exclusive, non-transferable, non-sublicensable, right under the Akeso Licensed Technology to conduct in the License Territory Akeso Combination Clinical Studies that have been jointly approved by the Parties, pursuant to Section 2.3 (Akeso Combination Clinical Studies) and; (b) a non-exclusive right to Manufacture and supply the Supply Materials (defined in Schedule 9.1) in the License Territory, directly to Summit, its Affiliates and Summit's Sublicensees (to the extent that Summit has approved in writing direct supply to such Sublicensee) in the License Territory.

4.7 Territorial Integrity.

4.7.1 Grey Market Activities. Each Party shall use Commercially Reasonable Efforts to prevent any Licensed Compound or Licensed Product sold or otherwise distributed by such Party, directly or indirectly, from being sold, distributed or otherwise transported for use outside its respective territory. As used herein, Summit's "respective territory" means the License Territory, and Akeso's "respective territory" means the Non-License Territory. It is understood that nothing in this Section 4.7 shall be deemed to prevent Akeso from supplying Licensed Compounds and/or Licensed Products to Summit, its Affiliates and solely to the extent authorized in writing by Summit, Summit's Licensees, and/or any Third Party designated by Summit pursuant to Article 9 below.

4.7.2 Development, Manufacturing and Commercial Activities. In addition, other than as set forth herein, or agree to in writing by the Parties, neither Party shall directly or indirectly (itself or through Affiliates or Third Parties), conduct any Clinical Studies (except as set forth in Sections 2 and 4.4) testing or other Development activities, conduct any Manufacturing (except as set forth in Sections 4.3 ,4.4, 4.5 and 9), or conduct any marketing, promotion, selling or

other Commercial activities, with respect to Licensed Compounds or Licensed Products within the License Field in the other Party's territory (i.e., Akeso shall not do so in the License Territory, and Summit shall not do so in the Non-License Territory). For purpose of clarity, coordination among the Parties in these activities across the respective territories, including technology transfer, as mutually agreed shall not be construed as a violation of this Section 4.7.

4.8 Non-Compete; Summit Option.

4.8.1 Akeso Covenant. In the License Territory, on a country-by country basis, during the period of time beginning on [**] and ending on [**], neither Akeso nor any of its Affiliates shall directly or indirectly Develop, Manufacture, or Commercialize, nor collaborate with, license, enable or otherwise authorize or grant any right to any Third Party, to Develop, Manufacture or Commercialize in the Field in the License Territory any Competing Product. Notwithstanding anything in Section 4.8.1 (Akeso Covenant) to the contrary, if Akeso undergoes a Change of Control, and on the date of the closing of such Change of Control, the Acquiring Entities are researching, developing, manufacturing or commercializing a Competing Product or acquire a Competing Product thereafter from a Third Party, then Akeso will not be in breach of Section 4.8.1 (Akeso Covenant) as a result of such Change of Control, the continuation of such activities by such Acquiring Entities, or continued research, development, manufacture or commercialization of such acquired Competing Product thereafter, provided that such Acquiring Entities: (a) provide written notice to Summit no later than [**] following the closing of such Change of Control or the transaction that acquires such Competing Product, such notice which identifies such Competing Product, and (b) Segregates such Competing Product. For purposes of this Section 4.8.1, "**Segregate**" means, with respect to a Competing Product, to segregate the research, development, manufacture and commercialization strategy, decisions and activities relating to such Competing Product from the research, development, manufacture or commercialization strategy, decisions and activities with respect to the Licensed Compound or Licensed Product, and provided that the Acquiring Entities use diligent efforts to prevent any use of the Akeso Licensed Know-How or Akeso Licensed Patent or Confidential Information regarding the Licensed Compound and/or Licensed Product (including revenue or sales projections, pricing, markets, competitive information) with regard to such Competing Product.

4.8.2 2nd Gen Compounds/Products(s). If Akeso develops one or more backup compounds or enhancements to AK112 ("**2nd Gen Compound(s)/Products**") that do not fall under the definition of a Licensed Compound or Licensed Product, Akeso shall grant, upon approval of the IND in China, with an IND package with complete data ready to be filed with the US FDA of such 2nd Gen Compound/Product, at Summit's option, a license to such 2nd Gen Compound/Product to Summit in the License Territory. Akeso will provide Summit with a full diligence packet for assessment of such each such 2nd Gen Compound/Product, prior to the need to exercise the option. Summit shall have [**] from receipt of the full diligence pack to complete due diligence and elect to exercise the option. If Summit elects to exercise such option, the Parties will develop such 2nd Gen Compound/Product in their respective territories; (the respective territory for Summit is the License Territory and for Akeso is the Non-License Territory, respectively).

4.8.3 Milestone Payments for 2nd Gen Compounds/Products.

Summit will pay Development including regulatory milestones up through approval of the 2nd Gen Compounds/Products in the Licensed Territory. The total of such

milestones shall not exceed [**] US dollar ($[**]) in total. The specific milestone events and payments will be determined by the Parties upon exercise of the option and shall be in alignment percentagewise with such payments as set forth for the Licensed Products herein. For clarity, and illustrative purposes only, if the first milestone payment for the Licensed Product for the first milestone event is [**]% of the total of all the milestone payments for the milestones, then the first milestone payment of a 2nd Gen Product shall be [**]% of the total of the milestone payments for the 2nd Gen Product. Each milestone will be paid only once regardless of the number of options elected. For purposes of clarity, if one milestone payment is made under a first option and the optioned 2nd Gen Compound/Product does not fully achieve each subsequent milestone event, then Summit will not re-pay that first milestone payment for the same milestone event achieved for the second option for the next 2nd Gen Compound/Product until the milestone events for the previously paid milestone payments have been fully achieved and novel milestone payments are due for milestone events that are achieved by the next option 2nd Gen Compound/Product. Payments for milestones will be in US dollars and will be made within [**] following the achievement of the milestone.

4.8.4 Royalty Payments. Summit will pay [**] percent ([**]%) of Annual Net Sales annually of such 2nd Gen Products in the License Territory, subject to the Royalty Term (as defined herein).

4.9 Right of Reference.

4.9.1 Akeso Grant. Akeso shall and hereby grants Summit a Right of Reference for all Co-Joined Clinical Studies for use in the License Territory. Akeso shall, if requested by Summit, provide a signed statement that Summit may rely on, and the Regulatory Authority may access, in support of any Summit application for such Regulatory Approval in its License Territory, any underlying raw data or Information submitted by Akeso and its Affiliates to a Regulatory Authority with respect to any Regulatory Filing, Regulatory Approval, drug master file or other regulatory materials owned or controlled by Akeso or its Affiliates that relates to any Licensed Compound or Licensed Product. In addition, upon request of Summit (on behalf of itself or a Sublicensee), Akeso shall obtain and provide to Summit certificates or other formal or official attestations concerning the regulatory status of the Licensed Compound and/or Licensed Product in the non-License Territory (including Certificates of Free Sale, Certificates for Export, Certificates to Foreign Governments).

4.9.2 Summit Grant. Summit shall and hereby grants Akeso a Right of Reference for all Co-Joined Clinical Studies for use in the Non-License Territory as further described herein. Summit shall, if requested by Akeso, provide a signed statement that the Akeso may rely on, and the Regulatory Authority may access, in support of any Akeso application for Regulatory Approval of a Licensed Product in the Non-License Territory, any underlying raw data or Information submitted by Summit and its Affiliates to a Regulatory Authority with respect to any Regulatory Filing, Regulatory Approval, drug master file or other regulatory materials owned or controlled by Summit or its Affiliates that relates to any Licensed Compound or Licensed Product. In addition, upon request of Akeso, Summit shall obtain and provide to Akeso certificates or other formal or official attestations concerning the regulatory status of the Licensed Compound and/or Licensed Product in the License Territory (including Certificates of Free Sale, Certificates for Export, Certificates to Foreign Governments).

4.10 Reserved Rights; No Other Rights. Except for the rights and licenses expressly granted in this Agreement, Akeso retains all rights under its intellectual property, and no additional rights shall be deemed granted to Summit by implication, estoppel or otherwise. Summit agrees that neither it, nor any of its Affiliates or Sublicensees or subcontractors, will use or otherwise exploit any Licensed Compound, Licensed Product, or Akeso Licensed Patents, except as expressly licensed and permitted in this Agreement. For clarity, the licenses and rights granted in this Agreement shall not be construed to convey any licenses or rights with respect to the Licensed Compounds and the Licensed Products, in any country outside the License Territory or uses outside the License Field except as set forth explicitly in this Agreement. As between the Parties, Akeso retains all rights, itself, through Affiliates and/or through Third Parties, (subject to those co-exclusive manufacturing rights in Sections 4.3 and 4.7) to develop, use, research, offer for sale, sell, seek, and obtain Marketing Approval for, market, import, export, distribute, promote and otherwise Commercialize Licensed Compounds and/or Licensed Products in the Non-License Territory for any and all applications.

4.11 HSR.

4.11.1 Efforts. Each Party shall use diligent efforts to promptly remove any and all impediments to consummation of the transaction contemplated by this Agreement, including obtaining government antitrust clearance, cooperating in good faith with any Governmental Authority investigation, promptly producing any documents and information, and providing witness testimony if requested by a Governmental Authority. Notwithstanding anything to the contrary in this Agreement, this Section 4.11.1 (Efforts) and the term "diligent efforts" do not require that either Party (i) offer, negotiate, commit to or effect, by consent decree, hold separate order, trust or otherwise, the sale, divestiture, license or other disposition of any capital stock, assets, rights, products or businesses of Akeso or Summit or its Affiliates, (ii) agree to any restrictions on the businesses of Akeso or Summit or its Affiliates, or (iii) pay any amount or take any other action to prevent, effect the dissolution of, vacate, or lift any decree, order, judgment, injunction, temporary restraining order, or other order in any suit or proceeding that would otherwise have the effect of preventing or delaying the transaction contemplated by this Agreement (collectively, an "**Antitrust Remedy**").

4.11.2 Filing. As soon as reasonably practicable following the Execution Date (but no later than [**] following the Execution Date), each of Akeso and Summit will prepare and submit to applicable Governmental Authorities, including the United States Federal Trade Commission (the "**FTC**"), any HSR/Antitrust Filing (defined below) required of it under the HSR Act and its equivalents outside of the United States, along with a request for "early termination" of the applicable HSR waiting period (to the extent permissible under Antitrust Law), and, as soon as practicable, file with the appropriate Governmental Authority any other HSR/Antitrust Filing required of it under any other Antitrust Law as determined in the reasonable opinion of either Party with respect to the transactions contemplated by the Agreement. The Parties shall cooperate with one another to the extent necessary in the preparation of any such HSR/Antitrust Filing. Each Party shall pay all fees required to be paid to any Governmental Authority in connection with making any such HSR/Antitrust Filing in such Party's territory. In the event that the Parties make an HSR/Antitrust Filing under this Section 4.11.2 (Filings), this Agreement shall terminate (i) at the election of either Party, immediately upon notice to the other Party, in the event that the FTC or other Governmental Authority (x) obtains a preliminary injunction or final order under Antitrust

Law enjoining the transactions contemplated by the Agreement, or (y) issues an Antitrust Remedy as a condition of approval, or (ii) at the election of either Party, immediately upon notice to the other Party, upon the occurrence of the Outside Date. Notwithstanding anything to the contrary contained herein, except for the terms and conditions of this Section 4.11.2 (Filings), none of the terms and conditions contained in this Agreement other than this Section 4.11 shall be effective until the Antitrust Clearance Date.

4.11.3 Defined Terms:

4.11.3.1 "**Antitrust Clearance Date**" means the earliest date on which the Parties have actual knowledge that all applicable waiting periods under the HSR Act and any comparable extension periods as required under any other Antitrust Law, in each case with respect to the transactions contemplated by this Agreement have expired or have been terminated.

4.11.3.2 "**Antitrust Law**" means any Applicable Law that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade, including the HSR Act.

4.11.3.3 "**Effective Date**" means the later of (a) if a determination is made pursuant to Section 4.11.2 (Filings) that an HSR/Antitrust Filing is not required to be made under any Antitrust Law for this Agreement, the date of such determination, or (b) if a determination is made pursuant to Section 4.11.2 (Filings) that an HSR/Antitrust Filing is required to be made under any Antitrust Law for this Agreement, the Antitrust Clearance Date.

4.11.3.4 "**HSR Act**" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (15 U.S.C. § 18a).

4.11.3.5 "**HSR/Antitrust Filing**" means (a) a filing by Akeso and a filing by Summit with the applicable Governmental Authorities, including the FTC, of a Notification and Report Form for Certain Mergers and Acquisitions (as that term is defined in the HSR Act), together with all required documentary attachments thereto or (b) any comparable filing by Akeso or Summit required under any other Antitrust Law, in each case ((a) and (b)) with respect to the transactions contemplated by this Agreement.

4.11.3.6 "**Outside Date**" means that date that is [**] after the date upon which an HSR/Antitrust Filing has been submitted by each Party to a Governmental Authority in relation to the Agreement.

5. COMMERCIALIZATION

5.1 Commercialization of Licensed Products in the License Territory. Subject to the terms and conditions of this Agreement, Summit has the sole right, responsibility and decision making authority for all aspects of the Commercialization of Licensed Products in the License Field in the License Territory, including obtaining all necessary and appropriate pricing and/or Reimbursement Approvals therefore in the Territory. Summit shall bear all costs and expenses incurred in connection with such Commercialization activities. Summit shall keep Akeso

reasonably informed as to the launch of, and Commercialization activities relating to, Licensed Products within the License Territory, by way of the JOC.

5.2 Data Exchange as to Co-Branded Materials. Summit will keep Akeso reasonably informed as to Summit's packaging materials, labels and promotional materials relating to Licensed Products in the License Field, in the License Territory that display the trade names of both Summit and Akeso and shall provide copies of such materials to Akeso

5.3 No Diversion. Each Party hereby covenants and agrees that it shall not and shall ensure that its Affiliates and sublicensees will not, directly or indirectly, promote, market, distribute, import, sell or have sold the Licensed Products, including via internet or mail order, in the other Party's territory. With respect to any country in the other Party's territory, a Party and its Affiliates shall not, and shall use Commercially Reasonable Efforts to cause their respective sublicensees, not to: (a) knowingly engage in any advertising or promotional activities relating to Licensed Products that are directed primarily to customers or other purchaser or users of Licensed Products located in such countries, (b) actively solicit orders for Licensed Products from any prospective purchaser located in such countries, or (c) knowingly sell or distribute Licensed Products to any Person in such Party's territory who such Party knows or has a reason to believe intends to remove such Licensed Product from such Party's territory or otherwise intends to facilitate the use of such Licensed Product outside such Party's territory. If either Party receives any order for any Licensed Product from a prospective purchaser reasonably believed to be located in a country in the other Party's territory, the receiving Party shall promptly refer that order to the other Party and such Party shall not accept any such orders. Each Party shall not deliver or tender (or cause to be delivered or tendered) Licensed Products into a country in the other Party's territory. Each Party and its Affiliates shall not and shall use Commercially Reasonable Efforts to cause their respective Sublicensees not to knowingly restrict or impede in any manner the other Party's exercise of its retained exclusive rights in the other Party's territory.

5.4 Conduct of Commercialization Activities. Summit shall, and shall ensure that its Affiliates and Sublicensees, carry out all activities with respect to the Commercialization including distribution, marketing, promotion, and other commercialization activities of Licensed Products in accordance with this Agreement, and in compliance with all Applicable Laws, rules and regulations within the portion of the License Territory in which such activities are conducted.

6. DILIGENCE

6.1 Diligence. Summit shall use Commercially Reasonable Efforts to (a) Develop, achieve Marketing Approval for, and Commercialize at least [**] as soon as practicable, and to market, promote and sell such Licensed Product, and to maximize the Net Sales of the Licensed Products, in each such country or region, and (b) [**].

7. COMPENSATION

7.1 Initial Consideration. Summit shall pay to Akeso, the equivalent of five hundred million ($500,000,000.00) US dollars. The payment shall be in two (2) installments. The first payment shall be an equivalent of three hundred million ($300,000,000.00) US dollars and shall due and payable upon the occurrence of the Antitrust Clearance Date as described in more detail

below. The second payment shall be the equivalent of two hundred million US dollars ($200,000,000.00) and due and payable upon the later of (a) within ninety (90) days after the Execution Date of this Agreement, provided that the Anti-Trust Clearance Date has occurred, or (b) the Antitrust Clearance Date. Summit agrees to transfer $300 million in cash into an escrow account with Akeso as the beneficiary within two (2) weeks after the Execution Date with release of an amount equal to $300 million minus the value of any shares of Summit stock transferred to Akeso in accordance with this Section 7.1, such release to occur upon the occurrence of the Anti-Trust Clearance Date. The five hundred million ($500,000,000.00) US dollar aggregate amount can be paid in either cash or the equivalent dollar value of a combination of cash and up to 16 million shares of Summit's common stock (SMMT), pursuant to a stock issuance agreement of unregistered shares, as determined by Akeso in its sole discretion at any time prior to fifteen days after execution of this Agreement by the Parties. [**]. The value of the SMMT shares will be based on the ten (10) day volume-weighted average price VWAP for the five-trading day period prior to and the five-trading day period after the execution of this Agreement by the Parties.

Dr. Yu (Michelle) Xia (CEO of Akeso) will be nominated for a Summit Board position by Summit on the Effective Date.

7.2 Development Milestone Payments by Summit .

7.2.1 Development Milestone Payments. Summit shall pay to Akeso the corresponding Development milestone payments set forth in the table below within [**] of each applicable achievement of the applicable milestone event, whether by or on behalf of Summit, its Affiliates or their respective Sublicensees. For each of the Key Indications and [**] other Indications (as described in more detail below), each milestone event shall be payable one time only regardless number of times such milestone event is achieved. For purposes of clarity, if one milestone payment for a milestone event for an Indication is paid by Summit to Akeso, but the Indication does not fully achieve each subsequent milestone event, then Summit will not re-pay milestone payments for the same milestone events achieved for the next Indication until the milestone events for the previously paid milestone payments have been fully achieved and novel milestone payments are due for milestone events achieved by such next Indication, and such Indication that did not fully achieve such subsequent milestones shall not count as one of the [**] Indications for which Summit is to pay Development and regulatory milestones.

	Development Milestone Event	**Milestone payment* (US Dollars) M=millions**
1.	Full Regulatory Approval for Licensed Product for [**] Indication in the United States	[**]
2.	First Regulatory Approval for Licensed Product for [**] Indication by the EMA in a country that is included under the heading of "Europe" in Schedule 1.62	[**]

	Development Milestone Event	Milestone payment* (US Dollars) M=millions
3.	First Reimbursement Approval for Licensed Product for [**] Indication in one of the Big 5 countries in Europe	[**]
4.	First Regulatory Approval for Licensed Product for [**] Indication in Japan	[**]
5.	First Reimbursement Approval for Licensed Product for [**] Indication in Japan	[**]
6.	First Full Regulatory Approval of Licensed Product Market for [**] Indication in the United States	[**]
7.	First Full Regulatory Approval for Licensed Product for [**] Indication by the EMA in a country included under the heading of "Europe" in Schedule 1.62	[**]
8.	First Reimbursement Approval for Licensed Product [**] Indication in a Big 5 country in Europe	[**]
9.	First Full Regulatory Approval for Licensed Product for [**] Indication in Japan	[**]
10.	First Reimbursement Approval for Licensed Product for [**] Indication in Japan	[**]
11.	First Full Regulatory Approval of Licensed Product for [**] Indication in the United States	[**]
12.	First Full Regulatory Approval for Licensed Product for [**] Indication by the EMA in a country included under the heading of "Europe" in Schedule 1.62	[**]
13.	First Reimbursement Approval for Licensed Product for [**] Indication in aBig 5 country in Europe	[**]
14.	First Full Regulatory Approval for Licensed Product for [**] Indication in Japan	[**]
15.	First Reimbursement Approval for Licensed Product for [**] Indication in Japan	[**]
16.	First Full Regulatory Approval of Licensed Product Market for [**] Indication in the United States	[**]

	Development Milestone Event	Milestone payment* (US Dollars) M=millions
17.	First Full Regulatory Approval for Licensed Product for [**] Indication by the EMA in a country under the heading of "Europe" in Schedule 1.62	[**]
18.	First Reimbursement Approval for Licensed Product for [**] Indication in a Big 5 country in Europe	[**]
19.	First Full Regulatory Approval for Licensed Product for [**] Indication in Japan	[**]
20.	First Reimbursement Approval for Licensed Product for [**] Indication in Japan	[**]
21.	First Full Regulatory Approval in the United States of a Licensed Product for an Indication that is not a Key Indication	$[**]M upon each such achievement, up to [**] times*
22.	First Full Regulatory Approval by the EMA in a country under the heading of "Europe" in Schedule 1.62 of a Licensed Product for an Indication that is not a Key Indication	$[**]M upon each such achievement, up to [**] times*
23.	First Full Regulatory Approval by the EMA in a Big 5 country in Europe of a Licensed Product for an Indication that is not a Key Indication	$[**]M upon each such achievement, up to [**] times*
24.	First Regulatory Approval in Japan of a Licensed Product for an Indication that is not a Key Indication	$[**]M upon each such achievement, up to [**] times*
25.	First Reimbursement Approval in Japan of a Licensed Product for an Indication that is not a Key Indication	$[**]M upon each such achievement, up to [**] times*

"**Full Regulatory Approval**" shall mean Regulatory Approval that is (a) not conditional upon the performance of any confirmatory Phase III Clinical Study, (b) not an accelerated approval, and (c) does not require a confirmatory study.

"**[**] Indication**" shall mean [**].

"**[**] Indication**" shall mean [**].

"**[**] Indication**" shall mean [**].

"**[**] Indication**" shall mean [**].

"**Key Indication**" means [**].

*If Summit initiates a Clinical Study in any of the Key Indications and thereafter does not achieve any of the milestones described in this Section 7.2.1 in such Key Indication, then the maximum number of times that Akeso would have the right to receive milestone payments for Indications that are not Key Indications shall be increased by [**] for each such Key Indications, upon ceasing development of one of the milestones for that Key Indication, provided that each such replacement Indication has an equal or greater market opportunity (projected revenue) than the Key Indication replaced, as agreed to prospectively by the Executive Officers of the Parties before Regulatory Approval of such Indication, or if not so agreed, retrospectively upon achieving such projected revenue.

If the first Development Milestone is achieved, and on the date of such achievement any Akeso Licensed Patent that claims AK112 as a composition of matter ("**AK112 Composition of Matter Patent**") has not been issued by the United States Patent and Trademark Office, then payment for achievement of such Development Milestone, and Development Milestones achieved thereafter, up a maximum of $[**], will be delayed until the issuance of an AK112 Composition of Matter Patents in the United States. Upon issuance of any AK112 Composition of Matter Patent, the Development Milestones that have not been paid as a result of this section will become due and payable by Summit to Akeso.

7.2.2 Commercial Milestone Payments. Summit shall also pay to Akeso the following one-time commercial milestone payments set forth in the table below within [**] of achievement of each milestone event described below. For clarity, each Milestone shall be payable one time only regardless of the number of times such milestone event is achieved.

Commercial Milestone Event	**Milestone Payment (US Dollars) M=millions**
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]

Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]
Summit's Annual Net Sales of Licensed Products in the License Territory reaches $[**]	[**]

7.2.3 Reports and Payments by Summit. Summit shall notify Akeso in writing promptly after the achievement of each milestone set out in Section 7.2.1 (Development Milestone Payments) and 7.2.2 (Commercial Milestone Payments) above, and in any event shall notify Akeso in writing (a) within [**] after such achievement of any milestone set out in Section 7.2.1 (Development Milestone Payments) and (b) within [**] after such achievement of any milestone set out in Section 7.2.2 (Commercial Milestone Payments). The corresponding milestone payment shall be due within [**] after the achievement of a milestone set out in Section 7.2.1 (Development Milestone Payments) or Section 7.2.2 (Commercial Milestone Payments) above. Any milestone payment payable by Summit pursuant to Section 7.2.1 (Development Milestone Payments) or Section 7.2.2 (Commercial Milestone Payments) above shall be made no more than once, and in no event shall the aggregate amount to be paid by Summit to Akeso under Section 7.2.1 (Development Milestone Payments) exceed [**] US dollars ($[**]), or for the aggregate amount to paid by Summit to Akeso under Section 7.2.2 (Commercial Milestone Payments) exceed [**] US dollars ($[**]).

7.3 Royalty Payments by Summit

7.3.1 Royalty Rates. Subject to the terms and conditions of this Agreement, in further consideration for the license and rights granted by Akeso to Summit under this Agreement, Summit shall pay to Akeso a royalty rate of [**]%) on all Net Sales of Licensed Products in the License Territory.

7.3.2 Summit Royalty Term. Summit's obligation to pay royalties under this Section 7.3 (Royalty Payments by Akeso) shall continue with respect to Net Sales of the Licensed Product in the License Territory, on a country-by-country basis and Licensed Product-by-Licensed Product basis, beginning on the date of the First Commercial Sale of a Licensed Product in such

country (or region, as applicable) in the License Territory and continuing until the earliest of: (i) twenty (20) years from such date of First Commercial Sale of such Licensed Product in such country (or region, as applicable); (ii) expiration of regulatory exclusivity for such License Product in such country (or region, as applicable), (iii) expiration of the last Valid Claim in an Akeso AK112 Patent in such country (or region, as applicable) Covering the sale, use or Manufacture of the License Product, and (iv) until the entry of a generic or Biosimilar of the applicable Licensed Product in such country (or region, as applicable) (the "**Royalty Term**").

7.3.3 In the event that (a) Summit, based on the reasonable opinion of its patent counsel and in consultation with Akeso's patent counsel, believes that a license under any Patent or other intellectual property rights in the License Territory controlled by a Third Party is necessary for the Development, Manufacture, or Commercialization of the Licensed Product in the License Territory, and (b) Summit or its Affiliates pays to such Third Party running royalties with respect to such Patents or other intellectual property rights [**] and incorporated into or used with the Product, in the Licensed Territory, as applicable ("**Third Party Royalties**"), then Summit may, solely with respect to the royalty payments due, deduct, from the royalty payments that which would otherwise have been due to Akeso under the annual royalty with respect to Net Sales of such Licensed Product in the Licensed Territory in a particular Calendar Year a maximum of [**] percent ([**]%) of such Third Party Royalties amounts paid by Summit to such Third Party pursuant to such license on account of the sale of such Licensed Product in the License Territory during such Calendar Year; *provided, however*, in no event shall such deduction reduce the royalty payable to Akeso under the Annual Net Sales below [**] percent ([**]%) of the royalty rate paid on such Licensed Product in the Licensed Territory in such Calendar Year.

7.3.4 Royalty Reports. Commencing with the [**] in which, the First Commercial Sale occurs, and, in each case, each calendar quarter thereafter, within [**] after the end of each such calendar quarter, Summit shall deliver to Akeso a true and accurate report setting out in reasonable detail (including on a Licensed Product-by-Licensed Product basis and country-by-country basis where applicable) the information necessary to calculate royalty payments due under Section 7.3 (Royalty Payments by Akeso), as applicable, with respect to Annual Net Sales of Licensed Products in the License Territory during such Calendar Quarter, including: (a) units of Licensed Products sold in each country or territory in the License Territory during the relevant Calendar Quarter; (b) gross sales of Licensed Products in the relevant Calendar Quarter; (c) Net Sales of Licensed Products in the relevant Calendar Quarter; (d) all relevant deductions or credits due in accordance with the terms of this Agreement; (e) all relevant exchange rate conversions in accordance with Section 8.1 (Payment Method); and (f) all relevant deductions made in accordance with Section 7.3.2(a) (Third Party Payments). Within [**] after the end of each such Calendar Quarter, Summit shall pay to Akeso the total amounts due under Section 7.3 (Royalty Payments by Akeso), as applicable, for the period covered by such report.

8. PAYMENTS; BOOKS AND RECORDS

8.1 Payment Method. All payments to be made under this Agreement shall be made in U.S. Dollars to Akeso Biopharma Co., Ltd. (中山康方生物医药有限公司) ("**Akeso Biopharma**") as the beneficial owner, a wholly owned subsidiary of Akeso, Inc. Cayman. Akeso Biopharma is the holder of all intellectual property rights licensed to Summit hereunder. When calculating Net Sales that occur in currencies other than U.S. Dollars, Summit shall convert the

amount of such sales into U.S. Dollars using the average applicable exchange rate for converting currency to U.S. Dollars as published by the Wall Street Journal during the duration of the Calendar Quarter. All payments hereunder shall be made by bank wire transfer in immediately available funds to an account designated by Akeso.

8.2 Overdue Payments. If Akeso does not receive payment of any sum due to it under this Agreement on or before the due date therefor, simple interest shall thereafter accrue on the sum due to Akeso from the due date until the date of payment at a per-annum rate of [**] percent ([**]%) above the prime rate as reported in *The Wall Street Journal, Eastern Edition* or the maximum rate allowable by Applicable Law, whichever is less.

8.3 Taxes.

8.3.1 Withholding Tax. If laws or regulations require withholding by Summit of any taxes imposed on account of any royalties or other payments paid under this Agreement, such taxes shall be deducted by Summit as required by law from such payment and shall be paid by Summit to the proper taxing authorities. Official receipts of payment of any withholding tax shall be secured and sent to the Akeso as evidence of such payment. The Parties will exercise Commercially Reasonable Efforts to ensure that any withholding taxes imposed are reduced as far as possible under the provisions of any applicable tax treaty and shall cooperate in filing any forms required for such reduction.

8.3.2 Indirect Taxes. All amounts set forth in this Agreement are exclusive of all indirect taxes (such as value added tax, sales tax, consumption tax and other similar taxes), and Summit shall be responsible for and shall pay any such taxes imposed on any payments contemplated by this Agreement. The Parties shall cooperate in accordance with Applicable Law to minimize any taxes described in this Section 8.3.2 (Withholding Tax).

8.4 Records; Inspection. Summit shall keep and shall cause its Affiliates to keep complete, true and accurate books of accounts and records sufficient to determine the amounts payable to Akeso pursuant to this Agreement. Such books and records shall be kept for at least [**] following the end of the Calendar Quarter to which they pertain. Akeso shall have the right to inspect records for a period of [**] from the creation or generation of such records by an independent auditor chosen by Akeso and reasonably acceptable to Summit for the purpose of verifying the amounts payable by Summit hereunder. Such inspections may be made no more than [**], at reasonable times and on reasonable prior written notice, except for cause. Such records for any particular Calendar Quarter shall be subject to no more than [**]. The independent auditor shall be obligated to execute a reasonable confidentiality agreement prior to commencing any such inspection. Any such auditor shall not disclose Summits' Confidential Information, except to the extent such disclosure is necessary to verify the accuracy of the financial reports furnished by Summit or the amount of payment due under this Agreement. Inspections conducted under this Section 8.4 (Records; Inspection) shall be at the expense of Akeso unless a variation or error producing an underpayment in amounts payable exceeding [**] percent ([**]%) of the amount paid for the period covered by the inspection is established, in which case, all reasonable out-of-pocket costs to conduct the inspection for such period and any unpaid amounts that are discovered shall be paid by Akeso within [**] together with interest on such unpaid amounts at the rate set

forth in Section 8.2 (Overdue Payments) above. The Parties will endeavor in such inspection to minimize disruption of Summit's normal business activities to the extent reasonably practicable.

9. MANUFACTURING AND SUPPLY

9.1 Supply Terms. Subject to the terms and conditions of this Agreement, Akeso shall initially be solely responsible for the manufacture and supply of Summit's requirements of clinical and commercial supply of Supplied Materials (as defined herein) for its use in the Territory and, upon Summit's request, shall manufacture and supply to Summit the quantities of Supplied Materials ordered by Summit in accordance with the terms and conditions in Schedule 9.1 ("**Supply Terms**") for Summit and its Affiliates and Summit's Sublicensees' use and sale in the License Territory, until such time as Summit is able to establish second source suppliers for Supplied Materials or is able to manufacture the Supplied Materials. Summit's preferred second source suppliers are subject to agreement by Akeso, such agreement which shall not be unreasonable withheld. The Parties shall negotiate in good faith a clinical agreement (the "**Supply Agreement**") (to be incorporated by reference herein as Exhibit 2 upon execution) to be executed within [**] after the Effective Date of this Agreement in accordance with the terms set forth in the Schedule 9.1 and Quality Agreement(s) as defined in Schedule 9.1, prior to commencement of deliveries of the Supplied Materials. The Parties shall similarly negotiate in good faith a commercial supply agreement (the "**Commercial Supply Agreement**") containing and consistent with the terms set for in Schedule 9.1, to be executed at least [**] prior to launch of the Licensed Product. If the Parties are unable to complete the Supply Agreement or Commercial Supply prior to the time Summit requires the corresponding supply, the terms in Schedule 9.1 shall be deemed the Supply Agreement or Commercial Supply Agreement, as the case may be, until the Supply Agreement or Commercial Supply Agreement, as the case may be, is entered into and thereafter, upon request by Summit any remaining terms for the final Supply Agreement shall be resolved the JOC (and if necessary, resolved pursuant to Section 17.3). . If at any time Akeso is unable to provide a specific Supplied Material timely, compliantly or within quality Specifications, after a cure period of [**], and/or refuses to accept a forecasted demand, or a binding order, the Parties agree to escalate to the CEOs of the companies for discussion and resolution pursuant to Section 17.1. (Referral to Senior Management). If the CEOs are unable to reach a resolution, Summit may seek and obtain incremental supplies from alternative sources immediately, while the Parties move to address through arbitration pursuant to Section 17.2 (Arbitration) whether Summit will be required to purchase further supplies from Akeso.

9.2 DNA Sequence for AK112. Akeso shall provide Summit the DNA sequence for AK112.

9.3 Cell Bank; Product Cell Line.

9.3.1 Subject to the terms and conditions of this Agreement, Akeso shall establish, store and maintain a master and a working cell banks of cell lines ("**Product Cell Lines**") used by Akeso to manufacture the Licensed Compound (the "**Cell Banks**") during the Term of this Agreement. Akeso will make available such Product Cell Lines to Summit and/or its designees, i.e., second source suppliers, during the technology transfer process for purposes of Summit to set up secondary sources for manufacture and to establish its own Cell Banks. All Supplied Materials

manufactured by Akeso under this Agreement shall be pursuant to the use of such Product Cell Lines stored in the Cell Banks without modification unless agreed to by Summit in writing.

9.3.2 Except as otherwise expressly provided under this Agreement, all Product Cell Lines delivered to Summit or its Affiliate or generated by or on behalf of Summit, its Affiliates or second source suppliers will be used to produce the Licensed Compound or Licensed Product for use solely in compliance with the terms of this Agreement, and will not be used or delivered to or for the benefit of any other Third Party (other than a subcontractor approved in accordance with Section 2.6 above) without the prior written consent of Akeso. The Product Cell Lines supplied under this Agreement must be used by Summit with prudence and appropriate caution in any experimental work because not all of their characteristics may be known.

9.4 Transfer of Manufacturing Process.

9.4.1 To enable Summit to manufacture or have manufactured its requirements of the for and components thereof, upon Summit's written request, Akeso shall promptly disclose and provide to Summit (or, if applicable to Summit's subcontractors) without charge, all Akeso Licensed Know-How as is reasonably necessary or useful for the manufacture of the Licensed Compound or Licensed Product, including the manufacturing portions of any existing Regulatory Filings and manufacturing processes for Licensed Compounds and Licensed Products (including CMC Information) and other items described in Schedule 9.1. Within [**] of a request of Summit, the Parties shall negotiate in good faith and enter into a Manufacturing technology transfer agreement ("**Manufacturing Technology Transfer Agreement**") (to be incorporated by reference herein upon execution, as Exhibit 9) pursuant to which Akeso shall transfer to Summit all documents, materials and information and provide technical assistance and support necessary or reasonably useful for Summit (or its designee) to Manufacture or have Manufactured by a Third Party contractor engaged by Summit, the Licensed Compounds and/or Licensed Products.

9.4.2 Without limiting Section 9.3.1, upon request by Summit from time to time, Akeso will promptly deliver to Summit or its designee such quantities of Product Cell Line as Summit may reasonably request. Notwithstanding the foregoing, Akeso shall have the right to retain sufficient quantities of the Product Cell Line reasonably necessary to produce its own requirements of the Licensed Compound or Licensed Products for its own use in the Non-License Territory; provided that if doing so results in Akeso's inability to supply the quantities requested by Summit, Akeso shall use Commercially Reasonable Efforts promptly to expand its store of Product Cell Line and promptly supply to Summit any requested quantities that Akeso did not previously supply.

9.4.3 Akeso shall provide, at no cost to Summit, reasonable technical assistance as requested by Summit to promptly transfer the manufacturing process to Summit or its designee and to otherwise effect the intent of the Parties set forth in this Section 9.3 (Transfer of Manufacturing Process).

10. INTELLECTUAL PROPERTY

10.1 Ownership of Inventions.

10.1.1 Background IP . As between the Parties: (a) Akeso shall have sole and exclusive ownership of all right, title and interest in and to all Akeso Licensed Patents and Akeso

License Know-How, subject to the rights and licenses granted to Summit in the License Field in the License Territory under this Agreement.

10.1.2 Foreground IP . As between the Parties, all Data, Inventions and other intellectual property rights conceived of or reduced to practice in the course of conducting activities under this Agreement: (i) solely by Akeso's (or its Affiliates') employees, independent contractors or consultants shall be owned solely by Akeso; (ii) solely by Summit's (or its Affiliates') employees, independent contractors or consultants shall be owned solely by Summit (such Inventions that are claimed in a Patent Controlled by Summit ("**Summit Patents**"); and (iii) jointly by both Parties' (or its Affiliates') employees, independent contractors or consultants shall be jointly owned by Akeso and Summit (such jointly owned Inventions, the "**Joint Inventions**", and Patents covering such Joint Inventions, "**Joint Patents**"). Subject to the Terms of the Agreement, including the License grants in Sections 4.1. Exclusive License to Summit) and 4.2 (Non-Exclusive License to Summit) and Non-Compete in Section 4.7 (Non-Compete), it is understood that neither Party shall have any obligation to obtain any approval of the other Party for, nor account or pay to the other Party any proceeds from, the practice, enforcement, license, assignment or other exploitation of such Joint Patents or such Joint Inventions in such Party's territory, and each Party hereby waives any right it may have under the laws of any jurisdiction to require such approval or accounting. For purposes of the foregoing, the determination of inventorship for such Inventions shall be made in accordance with Applicable Laws relating to inventorship set forth in the patent laws of the United States (Title 35, United States Code).

10.2 Prosecution and Maintenance of Akeso Licensed Patents.

10.2.1 Akeso AK112Patents.

(i) Initial Period. Within [**] after the Effective Date (the "**Initial Period**"), Akeso shall file in each major country in the License Territory (countries to be selected by Summit, but shall not less than the United States, Europe, Canada, and Japan) one or more divisional, continuation, or continuation-in-part patent applications or a national stage application if not already filed, of each patent family in the Akeso AK112 Patent portfolio that (i) will claim and contain disclosure supporting claims to the composition of matter or formation of and/or any methods of making or using AK112 and other Licensed Compounds or Licensed Products and (ii) will not contain any claims, and will not be amended by Akeso to contain claims, to the composition of matter or formulation of, and /or any method of making or using any antibody that is subject to license rights owed by Akeso to any Third Party. In addition, Akeso shall use Commercial Reasonable Efforts to file one or more divisional, continuation, or continuation-in-part patent applications or a national stage application if not already filed, of each patent family of the Akeso Incorporated Patents in each such country to be selected by Summit, as set forth herein. During the Initial Period, Akeso shall have the sole right to prosecute and maintain the Akeso AK112 Patents and the Akeso Incorporated Patents, (including for clarity, the patent applications filed pursuant to this Section 10.2.1(i)) at Akeso's expense in good-faith consultation with Summit. Akeso shall provide Summit with a copy of each application for an Akeso AK112Patent and Akeso Incorporated Patent as filed, in the License Territory together with notice of its filing data and application number. Akeso shall keep Summit advised of the status of all material communications, actual and prospective filing or submission regarding such Akeso Licensed Patents, to the extent the same pertain to License Compound or Licensed Products and shall give

Summit an opportunity to review and comment on any such communications, filing and submissions proposed to be sent to any patent office. Akeso shall consider in good faith Summit's comments on the communications, filing and submission for such Akeso Licensed Patent, as such Akeso Licensed Patent pertain to Licensed Compounds and Licensed Products. During the Initial Period, Akeso will not abandon or otherwise decline to pursue the Prosecution and Maintenance of any Akeso AK112 Patent or Akeso Incorporated Patent, to the extent such Akeso Licensed Patent pertains to a Licensed Compound or Licensed Product, without Summit's prior consent (not to be unreasonably withheld). From and after the Initial Period, the shall be handled as set forth in Sections 10.2.1(ii) and 10.2.1 (iii) below.

(ii) Following the Initial Period. Following the Initial Period [**]:

(1) Summit shall have the first right, at its expense, to control the Prosecution and Maintenance of Akeso AK112 Patents in the License Field in the License Territory. Summit shall consult with Akeso as to the Prosecution and Maintenance of the Akeso AK112 Patents reasonably prior to any deadline or action with the U.S. Patent & Trademark Office or any foreign patent office and shall furnish to Akeso copies of all relevant documents reasonably in advance of such consultation. In the event that Summit desires to abandon any Akeso AK112 Patents, or if Summit later declines responsibility for any Akeso AK112 Patents, Summit shall provide reasonable prior written notice to Akeso of such intention to abandon or decline responsibility (which notice shall, in any event, be given no later than [**] prior to the next deadline for any action that may be taken with respect to such the Akeso AK112 Patents with the U.S. Patent & Trademark Office or any foreign patent office), and subject to Section 10.5 (Patent Extensions) below, Akeso shall have the right, at its expense, to Prosecute and Maintain such Akeso AK112 Patents.

(2) Akeso shall have the first right, but not the obligation, at its expense, to control the Prosecution and Maintenance of the Akeso Incorporated Patents worldwide. In the event that Akeso desires to abandon any Akeso Incorporated Patents in the License Territory, Akeso shall provide reasonable prior written notice to Summit of such intention to abandon (which notice shall, in any event, be given no later than [**] prior to the next deadline for any action that may be taken with respect to such Akeso Incorporated Patents with the U.S. Patent & Trademark Office or any foreign patent office), and Summit shall have the right, at its expense, to Prosecute and Maintain such Akeso Incorporated Patents.

(3) Abandon. As used in this Section 10.2.1(Akeso AK112 Patents) to "abandon" a Patent shall include failing to Prosecute and Maintain, including: failing to defend or deciding not to defend against an opposition, failing to pursue or deciding not to pursue an interference or similar proceeding or failing to pursue or deciding not to pursue an appeal of an adverse decision, in each case with respect to such Patent in the United States Patent & Trademark Office a foreign patent office or any court or administrative body directed to addressing a court or administrative proceeding regarding such Patent in the License Territory.

10.2.2 Joint Patents. Following the Initial Period [**], with respect to any Joint Patent that is claims the composition of matter or formulation of, or any method of making or using, a Licensed Compound or Licensed Product, the Parties' rights and obligations regarding Prosecution and Maintenance shall be as set forth in Section 10.2.1(Akeso AK112 Patents) as if such Joint Patent

were an Akeso AK112 Patent, *mutatis mutandis*. With respect to any other Joint Patent, before or after the Initial Period, the Parties shall mutually agree on a case-by-case basis which Party will be responsible for the Prosecution and Maintenance of such Joint Patent, and unless otherwise agreed by the Parties in writing, the Parties shall [**] the cost of Prosecution and Maintenance of such Joint Patent.

10.2.3 Summit Patents. Summit shall have the sole right, but not the obligation, at its expense, to control the Prosecution and Maintenance of Summit Patents. In the event that Summit desires to abandon any Summit Patents, or if Summit later declines responsibility for any Summit Patents, Summit shall provide reasonable prior written notice to Akeso of such intention to abandon or decline responsibility (which notice shall, in any event, be given no later than [**] prior to the next deadline for any action that may be taken with respect to such the Summit Patents with the U.S. Patent & Trademark Office or any foreign patent office), and subject to Section 10.5 (Patent Extensions) below, Akeso shall have the right, at its expense, to Prosecute and Maintain such Summit Patents.

10.2.4 Cooperation. Each Party shall cooperate with the other Party in connection with all activities relating to the Prosecution and Maintenance of the Akeso Licensed Compound and License Product Patents, Akeso Incorporated Patents and Joint Patents undertaken by such other Party pursuant to this Section 10.2 (Prosecution and Maintenance of Akeso Licensed Patents), including: (i) making available in a timely manner any documents or information such other Party reasonably requests to facilitate such other Party's Prosecution and Maintenance of the Akeso AK112 Patents, Akeso Incorporated Patents, Summit Patents or Joint Patents pursuant to this Section 10.2 (Prosecution and Maintenance of Akeso Licensed Patents); and (ii) if and as appropriate, signing (or causing to have signed) all documents relating to the Prosecution and Maintenance of any Akeso AK112 Patents, Akeso Incorporated Patents, Summit Patents or Joint Patents by such other Party. Each Party shall also promptly provide to the other Party all information reasonably requested by such other Party with regard to such Party's activities with respect to Akeso AK112 Patents, Akeso Incorporated Patents and Joint Patents pursuant to this Section 10.2 (Prosecution and Maintenance of Akeso Licensed Patents), and if requested, permit such other Party to participate at its own expense in any opposition, interference, appeal or similar proceeding with respect to any such Akeso Licensed Patent, to the extent the same are directed to a Licensed Compound or Licensed Product, and/or manufacturing and/or use thereof, in the License Field in the License Territory.

10.3 Defense and Settlement of Third Party Claims. Each Party shall promptly notify the other Party in writing of any allegation by a Third Party that the activity of either of the Parties pursuant to this Agreement infringes or may infringe the intellectual property rights of such Third Party. Akeso shall have the sole right to control any defense of any such claim involving alleged infringement of Third Party rights by Akeso's activities at its own expense and by counsel of its own choice, and Summit shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. Summit shall have the sole right to control any defense of any such claim involving alleged infringement of Third Party rights by Summit's activities at its own expense and by counsel of its own choice, and Akeso shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. Neither Party shall have the right to settle any patent infringement litigation under this Section 10.3 (Defense and Settlement of Third Party Claims) in a manner that admits the invalidity or unenforceability of the other

Party's Patents or imposes on the other Party restrictions or obligations, without the written consent of such other Party (which shall not be unreasonably withheld).

10.4 Enforcement

10.4.1 Notice. In the event that Akeso or Summit becomes aware of actual or threatened infringement or misappropriation of any Akeso Licensed Patent, Summit Patent, Joint Patent, Akeso Licensed Know-How or Joint Invention by the manufacture, sale, use or importation in the License Territory of any product, including the filing of any certification pursuant to the Biologics Price Competition and Innovation Act of 2009 (or any amendment or successor statute thereto) or any equivalent thereof (any of the foregoing, an "**Infringement**"), that Party shall promptly notify the other Party in writing.

10.4.2 Enforcement of Akeso AK112 Patents and Joint Patents During Initial Period.

(a) During Initial Period. During the Initial Period, Akeso shall have the sole right to initiate infringement proceedings or take other appropriate actions against an Infringement of Akeso AK112 Patents or Joint Patents in the License Territory with respect to an Infringement.

(b) Following Initial Period. Following the Initial Period and thereafter during the Term, Summit or its designee shall have the first right, but not the obligation, to initiate and control any infringement proceedings or take other appropriate actions against an Infringement of the Akeso AK112 Patents or Joint Patents in the License Territory, at its own expense and by counsel of its own choice, and Akeso shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. Upon Summit's request following the Initial Period, Akeso shall take all necessary actions to transition and transfer control to Summit of any ongoing infringement proceedings or actions against an Infringement of the Akeso AK112 Patents or Joint Patents in the License Territory, including consenting to join the suit as a party and shall promptly provide all information reasonably requested by Summit with regard to such proceedings or actions. If Summit fails to bring any such action or proceeding with respect to an Infringement by the sooner of (a) [**] following a request by Akeso to do so or (b) [**] before the time limit, if any, set forth in the appropriate laws and regulations for the filing of such actions, whichever comes first, then Akeso shall have the right, with Summit's consent, to bring and control any such action at its own expense and by counsel of its own choice, and Summit shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. It is understood that Summit may exercise its rights under this Section 10.4.2 (Enforcement of Akeso AK112 Patents and Joint Patents) through a Sublicensee or other designee, and actions of such a Sublicensee or designee under authority from Summit shall be deemed actions of Summit for purposes of this Section 10.4.2 (Enforcement of Akeso AK112 Patents and Joint Patents).

10.4.2.1 Enforcement of Akeso Incorporated Patents. Akeso shall have the first right, but not the obligation, to initiate and control any infringement proceedings or take other appropriate actions against an Infringement of the Akeso Incorporation Patents in the License Territory, at its own expense and by counsel of its own choice. If Akeso fails to bring any such action or proceeding with respect to an Infringement by the sooner of (a) [**] following a request by Akeso to do so or (b) [**] before the time limit, if any, set forth in the appropriate laws

and regulations for the filing of such actions, whichever comes first, then Summit or its designee shall have the right, but not the obligation to bring and control any such action at its own expense and by counsel of its own choice, and Akeso shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. Enforcement of Summit Patents. Subject to Section 8.4 (Records; Inspection), Summit shall have the sole right to initiate any infringement proceedings or take other appropriate actions against an Infringement of any Summit Patent in the Territory.

10.4.2.2 Allocation of Recovery. If the Party bringing an Infringement suit or other action (the "**Enforcing Party**") elects to commence a suit to enforce such patent rights against such Infringement, and the Enforcing Party recovers monetary damages in such claim, suit or action brought under Section 10.4 (Enforcement), such recovery shall be allocated first to the reimbursement of any documented expenses incurred by the Parties in such enforcement action, and any remaining amounts shall be shared by the Parties as follows:

(a) if Akeso is the Enforcing Party and Summit does not elect to join the enforcement action and share the cost and expense of the enforcement action: [**] percent ([**]%) of the remaining amounts shall be retained by Akeso;

(b) if Akeso is the Enforcing Party and Summit elects to join the enforcement action and share the cost and expense of the enforcement action: [**] percent ([**]%) of the remaining amounts shall be retained by Akeso, and [**] percent ([**]%) of the remaining amounts shall be paid to Summit;

(c) if Summit is the Enforcing Party and Akeso does not elect to join the enforcement action and share the cost and expense of the enforcement action: [**] percent ([**]%) of the remaining amounts shall be retained by Summit (*provided* that, such remaining amounts shall be treated as Net Sales;

(d) if Summit is the Enforcing Party and Akeso elects to join the enforcement action and share the cost and expense of the enforcement action: [**] percent ([**]%) of the remaining amounts shall be retained by Summit, and [**] percent ([**]%) of the remaining amounts shall be paid to Akeso.

10.4.3 Cooperation. In the event a Party brings an Infringement action in accordance with this Section 10.4 (Enforcement), the other Party shall cooperate fully, including, if required to bring such action, the furnishing of a power of attorney or being named as a party. The Parties shall keep one another informed of the status of their respective activities regarding any enforcement action undertaken with respect to an Akeso Licensed Patent or a Joint Patent pursuant to this Section 10.4 (Enforcement) or settlement thereof, and the Parties shall assist one another and cooperate in any such action at the other's reasonable request. Without limiting the foregoing, upon request by Summit, Akeso shall join as a party plaintiff (including if required by Applicable Law, as the sole party plaintiff) in any action initiated by Summit or its designee with respect to an Infringement; provided that Summit reimburses the reasonable out-of-pocket expenses incurred by Akeso in fulfilling Summit's request in connection with participating in such action as a party plaintiff (it being understood that Summit shall have the right to maintain control of such action). Neither Party shall have the right to settle any patent enforcement action under this Section 10.4

(Enforcement) in a manner that admits the invalidity or unenforceability of the other Party's Patents or imposes on the other Party restrictions or obligations, without the prior written consent of the other Party, which shall not be unreasonably withheld.

10.5 Patent Term Extensions. The Parties shall cooperate in obtaining patent term restorations, supplemental protection certificates and/or their equivalents, and other forms of patent term extensions for Licensed Products with respect to the Akeso AK112 Patents in any country and/or region where applicable in the License Territory; provided that, notwithstanding Section 10.2 (Prosecution and Maintenance of Akeso Licensed Patents) above, Summit shall have the final decision making authority with respect thereto. Summit shall not have the right to seek any such restoration, supplemental protection certificate or other extension of any Akeso Incorporation Patent without Akeso's prior written consent, which Akeso may withhold in its sole discretion. Akeso shall not, without Summit's prior written consent, seek any such restoration, supplemental protection certificate or other patent extension of (i) an Akeso AK112 Patent, with respect to Licensed Product or (ii) any Akeso Incorporated Patent or Akeso Incorporation Patent, with respect to a Licensed Compound or a Licensed Product.

10.6 Trademarks. As between the Parties, and further as set forth in Article 10 herein, Summit shall own all right, title and interest in and to any Product Trademarks adopted by Summit for use with the Licensed Compounds and Licensed Products within the License Territory, and shall be responsible for the registration, filing, maintenance and enforcement thereof. Akeso shall not at any time claim any right of interest in or to such trademarks or the registrations or applications therefor.

10.7 Patent Marking. Summit agrees to mark, and cause its Affiliates and Sublicensees to mark, where reasonably applicable, all patented Licensed Products they sell or distribute pursuant to this Agreement in accordance with the applicable patent statutes or regulations in the License Territory to enable recovery of all damages or remedies available with respect to infringement of Akeso Licensed Patents or, Joint Patents. In addition, in those countries or region of the License Territory where a license must be recorded, on Summit's written request and at its expense, the Parties will cooperate in the preparation and execution of a form of license agreement appropriate for recordation purposes (on terms that are consistent with, and no broader or more onerous than, the terms of this Agreement) and Summit will arrange for the recordation of such license agreement with the appropriate Governmental Authority, promptly following execution of any such form of license.

10.8 Regulatory Data Protection. Summit will list, and/or cause to be listed, with the applicable Regulatory Authorities in the Territory during the term of the Agreement all applicable Patents for a Licensed Product that Summit is made aware of, that is, or will be, commercialized in the License Territory.

11. TRADEMARKS

11.1 Licensed Product Trademark. All packaging materials, labels and promotional materials for Licensed Products in the License Territory shall be in accordance with Applicable Laws and shall display, where reasonably feasible, the Licensed Product Trademark(s).

11.2 Use of Name. Summit shall not, without Akeso's prior written consent, use any trademarks or other marks of Akeso (except pursuant to Section 11.3 (Co-Branding),) including, advertising taglines or slogans confusingly similar thereto, in connection with Summit's marketing or promotion of Licensed Products under this Agreement or for any other purpose, except as may be expressly authorized in writing in connection with activities under this Agreement and except to the extent required to comply with Applicable Law.

11.3 Co-Branding. All packaging materials, labels and promotional materials relating to Licensed Products in the License Field, in the License Territory shall display the trade names of both Summit and Akeso in equal size and prominence, to the extent permitted by Applicable Laws and regulations and subject to the size of the material. All publicly disclosed results and significant developments regarding the Licensed Products, in the License Field and other activities in connection with this Agreement, will include the trade names of both Parties.

11.4 Ownership of Licensed Product Trademarks; Responsibility for Licensed Product Trademark Matters. As between the Parties, the ownership of all right, title and interest in and to, and all goodwill from the use of, the Product Trademark(s) in the License Territory under this Agreement shall vest in and inure to the benefit of Summit. Summit shall be responsible, at its expense, for any appropriate filing, registering, maintaining and policing of the Licensed Product Trademark(s) in the License Territory.

12. CONFIDENTIALITY

12.1 Disclosure, Use and Exceptions to Confidential Information. Except as expressly provided herein, the Parties agree that the receiving Party shall not publish or otherwise disclose and shall not use for any purpose any Confidential Information furnished to it by the other Party hereto pursuant to this Agreement. Notwithstanding the foregoing, Confidential Information shall not include Information that, in each case as demonstrated by written documentation:

(a) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure or, as shown by written documentation, was developed by the receiving Party prior to its disclosure by the disclosing Party;

(b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c) became generally available to the public or otherwise part of the public domain after its disclosure to the receiving Party, and other than through any act or omission of the receiving Party in breach of this Agreement;

(d) was subsequently lawfully disclosed to the receiving Party by a person other than the disclosing Party, and who did not directly or indirectly receive such Information from disclosing Party; or

(e) is developed by the receiving Party without use of or reference to any Information or materials disclosed by the disclosing Party.

12.2 Permitted Uses; Disclosures. Notwithstanding the provisions of Section 12.1 (Disclosure, Use and Exceptions to Confidential Information) above and subject to Sections 12.3 (Confidential Terms as to this Agreement) and 12.5 (Scientific Publications) below, each Party hereto may use and disclose the other Party's Confidential Information in connection with the following (or as otherwise reasonably necessary to Develop, Manufacture and Commercialize the Licensed Compound or Licensed Product:

(a) Prosecuting and maintaining Patents in accordance with this Agreement; *provided* that the non-filing Party whose Confidential Information is being disclosed is given a reasonable opportunity to review the proposed disclosure of such Confidential Information and the filing Party considers in good faith any comments provided by the non-filing Party;

(b) Communicating and making filings with Regulatory Authorities or otherwise complying with Applicable Laws (including applicable securities laws) or submitting information to tax or other Governmental Authorities; provided that if a Party is required by Applicable Laws to make any public disclosure of Confidential Information of the other Party, to the extent it may legally do so, it will give reasonable advance written notice to the other Party of such disclosure and will use reasonable efforts to secure confidential treatment of such the commercial terms and sensitive technical terms hereof to the extent such confidential treatment is reasonably available prior to its disclosure to the extent it may do so under Applicable Law. In the event of any such filing, each Party will provide the other Party with a copy of this Agreement marked to show provisions for which such Party or its Affiliate intends to seek confidential treatment and shall reasonably consider and incorporate the other Party's comments thereon to the extent consistent with the legal requirement, with respect to the filing Party or Affiliate, governing disclosure of material agreements and material information that must be publicly filed. The non-filing Party agree to promptly (and in any event, no less than [**] after receipt of such proposed redactions (provide its comments on such proposed redactions). The Party seeking such disclosure shall exercise Commercially Reasonable Efforts to obtain confidential treatment of this Agreement from the Governmental Authorities as represented by the redacted version reviewed by the other Party.

(c) To its Affiliates, and to prospective and actual acquirers, lenders, licensees, and sublicensees, and to each of their employees, consultants, contractors, agents, accountants, lawyers, advisors, investors and underwriters, and to others on a need to know basis in connection with the exercise of rights granted to it, or reserved by it, under this Agreement (including, in the case of Summit to Develop, Manufacture, Commercialize and exploit the Licensed Compounds and Licensed Products in the License Territory), each of whom prior to disclosure must be bound by written or professional ethical obligations of confidentiality and non-use equivalent in scope to those set forth in this Article 12. Each Party agrees to use reasonable efforts to limit the scope of each incidence of disclosure to only what is necessary for the legitimate underlying transaction that advances the general goals of this Agreement, which include, in the case of Summit to Develop, Manufacture, Commercialize and exploit the Licensed Compounds and Licensed Products in the Licensed Territory; or

(d) To the extent otherwise approved by the other Party, which approval shall not be withheld unreasonably.

12.3 Confidential Terms as to this Agreement. Each Party agrees not to disclose to any Third Party the terms of this Agreement without the prior written consent of the other Party hereto, except each Party may disclose the terms of this Agreement: (a) to advisors (including financial advisors, attorneys and accountants), actual or potential acquisition partners or investors and others on a need-to-know basis, in each case, under appropriate confidentiality obligations; and (b) to the extent necessary to comply with Applicable Laws (including securities laws, rules and regulations and with court orders); provided that in the case of the foregoing clause (b), the Party required to make such disclosure shall promptly notify the other Party and (other than in the case where such disclosure is necessary, in the reasonable opinion of the disclosing Party's legal counsel, to comply with securities laws, regulations or guidances) shall be obligated to use reasonable efforts to seek limitations on the portion of the Agreement that is required to be disclosed and to obtain confidential treatment for any such disclosure. Notwithstanding the foregoing, the Parties shall agree upon a mutual press release to announce the execution of this Agreement, a draft of which is attached as Exhibit 5; thereafter, each Party may each disclose to Third Parties the information contained in such press release without the need for further approval by the other Party.

12.4 Other Press Releases/Public Disclosures Except Scientific Publications. If either Party desires to make a public disclosure such Party shall give reasonable prior advance notice of the proposed text of such disclosure to the other Party for its prior review and approval (except as otherwise provided herein), which approval shall not be unreasonably withheld or delayed. A Party commenting on such a proposed disclosure shall provide its comments, if any, within [**] after receiving the proposed disclosure for review (or such shorter period of time as necessitated by regulatory requirements). In addition, where required by Applicable Law, including regulations promulgated by applicable security exchanges, either Party shall have the right to make a press release or other public disclosure regarding the achievement of each milestone under this Agreement as it is achieved, the achievements of Regulatory Approval in the Licensed Territory as they occur, or the occurrence of other events that affect either Party's rights or obligations under this Agreement, in each case subject only to the review procedure set forth in the preceding sentences. In relation to the other Party's review of such an announcement, such other Party may make specific, reasonable comments on such proposed press release within the prescribed time for commentary. Neither Party shall be required to seek the permission of the other Party to repeat any information regarding the terms of this Agreement that has already been publicly disclosed by such Party, or by the other Party, in accordance with this Section 12.4 (Other Press Releases/Public Disclosures Except Scientific Publications).

12.5 Scientific Publications. Prior to a Party or its Affiliates publishing, publicly presenting and/or submitting for written or oral publication a manuscript, poster, abstract or the like containing clinical data generated, or patient results obtained, with respect to the Licensed Compounds or a Licensed Product that has not been previously published pursuant to this Section 12.5 (Scientific Publications), the Party proposing (or whose Affiliate is proposing) to do so ("**Publishing Party**") shall provide the other Party with a copy of the manuscript, abstract or other proposed publication, to the extent directed to the Licensed Compounds or a Licensed Product (a "**Publication**") at least [**] prior to submission thereof to a publisher or to any Third Party (except for authors participating in the publication or the Party's scientific advisors), provided that in the case of abstracts and oral presentations, if [**] prior notice is not reasonably practicable, then as much prior notice as is reasonably practicable under the circumstances, but no less than [**]. Upon review by the non-Publishing Party, should the Publication contain

information that may contain or be related to an Invention that is not yet subject of a Patent, the non-Publishing Party shall immediately inform the Publishing Party and the Parties shall cooperate as set forth in Section 10.2.4 (Cooperation) herein. The Publishing Party shall consider in good faith any reasonable recommendation of the non-Publishing Party to delay such proposed Publication. The Publishing Party shall not disclose in any Publication the Confidential Information of the non-Publishing Party without the non-Publishing Party's prior written consent; which shall not be unreasonably withheld, provided, however, that nothing in this Section 12.5 (Scientific Publications) shall limit the right of the Publishing Party to publicly disclose any information, including Confidential Information of the non-Publishing Party, pertaining to safety of the Licensed Compound or Licensed Product that the Publishing Party believes in good faith it is obligated or appropriate to disclose and provided further that the Publishing Party shall have the right to disclose in its Publications the Know-How licensed to it hereunder to the extent that such Know-How is reasonably necessary to provide context to the Data that has been generated by the Publishing Party and that is the subject of such publication. This Section 12.5 (Scientific Publications) shall not be deemed to restrict a Party from (a) registering/publishing the Clinical Studies they are sponsoring with respect to a Licensed Product, and (b) disclosing any Data from such registered Clinical Studies concerning the Licensed Product, in each case on ClinicalTrials.gov or in similar Clinical Study registries; provided, however, that the Party proposing to make such disclosure shall provide the other Party with reasonable advance notice of such registration or disclosure.

12.6 Securities Filings. Each Party acknowledges and agrees that the other Party may submit this Agreement to, or file this Agreement with, the U.S. Securities and Exchange Commission ("**SEC**"), the Stock Exchange of Hong Kong Limited, or any other national securities exchange in any jurisdiction in the Territory (collectively, the "**Securities Regulators**") as may be required by Applicable Law. If a Party submits this Agreement to, or files this Agreement with, any Securities Regulator as may be required by Applicable Law, such Party agrees to consult with the other Party with respect to the preparation and submission of a confidential treatment request for this Agreement. Notwithstanding the foregoing, if a Party is required by any Securities Regulator to make a disclosure of the terms of this Agreement in a filing or other submission as required by such Securities Regulator or such other Person, then such Party shall have the right to make such disclosure at the time and in the manner reasonably determined by its counsel to be required by the Securities Regulator.

12.7 Prior Non-Disclosure Agreements. Upon execution of this Agreement, the terms of this Article 12 shall supersede any prior non-disclosure, secrecy or confidentiality agreement between the Parties to the extent the same pertain to Information or materials related to the Licensed Compound or a Licensed Product, including the Prior Non-Disclosure Agreement between the Parties. Any such information or materials disclosed under such prior agreements shall be deemed disclosed under this Agreement.

13. REPRESENTATIONS, WARRANTIES AND COVENANTS

13.1 General Representations and Warranties. Each Party represents and warrants to the other Party as of the Execution Date as follows:

13.1.1 Such Party (a) is a corporation duly organized, validly existing and in good standing under the Applicable Laws of the jurisdiction of its incorporation, and (b) is qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification and failure to have such would prevent such Party from performing its obligations under this Agreement.

13.1.2 This Agreement is a legal and valid obligation binding upon such Party and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary corporate action and do not and will not: (a) conflict with, or constitute a default under, any agreement, instrument or understanding, oral or written, to which it is a party or by which it is bound, nor (b) to such Party's knowledge, violate any law, rule or regulation or any order, judgment, decree, determination or award of any court, governmental body or administrative or other agency having jurisdiction over it.

13.1.3 All documents, information and know how furnished or transferred by such Party to the other Party under this Agreement are, to its knowledge, free of errors in any material respect.

13.1.4 Such Party is neither a party to nor bound by any corporate integrity agreement or similar compliance agreement to which any Governmental Authority or Third Party payor is a counterparty.

13.2 Representations and Warranties of Akeso. Akeso represents and warrants to Summit as of the Effective Date that:

13.2.1 it has the full right and authority to grant the rights and licenses as provided herein and Controls (including through its Affiliates): (a) all of the Akeso Licensed Patents listed in Schedules 1.8 and 1.9 ; and (b) all scientific, medical, technical, regulatory, Manufacturing and other Information and materials, in each case, relating to the Licensed Compounds and/or Licensed Products (including Data) that was developed or used by or on behalf of Akeso in the course of Developing or Manufacturing the Licensed Compounds prior to the Effective Date that are reasonably necessary for and material to Summit's Development, Manufacture, commercialization or exploitation of the Licensed Compound or the Licensed Product in the License Territory

13.2.2 the Akeso Licensed Patents listed in Schedules 1.8 and 1.9 and constitute all of the Akeso Licensed Patents Controlled by Akeso that are necessary for Developing, Manufacturing and Commercializing the Licensed Compounds and Licensed Products in the License Territory;

13.2.3 (a) Akeso and its Affiliates are the sole and exclusive owner of, or otherwise Control, the Akeso Licensed Technology, all of which are free and clear of any liens, charges and encumbrances, except such liens, charges and encumbrances that do not adversely affect or diminish Summit's ability to perform its obligations or grant any license under this Agreement; (b) neither any license granted by Akeso or its Affiliates to any Third Party, nor any license granted by any Third Party to Akeso or its Affiliates conflicts with the license grants and/or contemplated license grants to Summit hereunder; and (c) Akeso has all rights necessary to grant all rights, options and

licenses under the Akeso Licensed Technology existing as of the Effective Date that it purports to grant or that are otherwise anticipated to be granted to Summit under this Agreement for the exploitation of Licensed Product without breach of any obligation to any Third Party and without violation of any Third Party rights;

13.2.4 it has not previously granted and will not grant during the Term of this Agreement, rights under the Akeso Licensed Patents and/or Akeso Licensed Know-How, or any portion thereof, that conflict with the rights and licenses granted to Summit under this Agreement;

13.2.5 to Akeso's Knowledge: (a) the Akeso Licensed Patents existing as of the Effective Date are valid and enforceable patents; (b) no Third Party has challenged or threatened to challenge the extent, validity or enforceability of any Akeso Licensed Patent; and (c) Akeso has not received any written notice of, or has Knowledge of, any claim or threatened claim by any Third Party (i) asserting the misuse or non-infringement of any of the Akeso Licensed Technology, or (ii) challenging Akeso's Control of any of the Akeso Licensed Technology;

13.2.6 to Akeso's Knowledge (a) Akeso has complied with all applicable disclosure requirements of the United States Patent and Trademark Office or any analogous foreign Governmental Authority, in connection with the prosecution and maintenance of the Akeso Licensed Patents existing as of the Effective Date; (b) the pending applications included in Akeso Licensed Patents are being diligently prosecuted in the respective patent offices in the Licensed Territory in accordance with Applicable Law, and Akeso has presented all relevant references, documents and information of which it and the inventors are aware to the relevant patent examiner at the relevant patent office; and (c) Akeso has timely paid all filing and renewal fees payable with respect to any such Akeso Licensed Patents;

13.2.7 to Akeso's Knowledge, the information provided by Akeso to Summit regarding the Akeso Licensed Technology is true and correct and Akeso is not aware of any material adverse information with respect to the Akeso Licensed Technology intended to be used in connection with the exploitation of Licensed Product that has not been disclosed to Summit;

13.2.8 to Akeso's Knowledge, there is no: (a) claim, demand, suit, proceeding, arbitration, inquiry, investigation or other legal action of any nature, civil, criminal, regulatory or otherwise, pending or, to the Knowledge of Akeso threatened against Akeso or any of its Affiliates; or (b) judgment or settlement against or owed by Akeso or any of its Affiliates; in each case in connection with the Akeso Licensed Technology or relating to the transactions contemplated by this Agreement;

13.2.9 to Akeso's Knowledge, the use, practice or application by Summit or Akeso (or their respective Affiliates or Sublicensees) of any Akeso Licensed Patents as contemplated under this Agreement does not infringe any valid claim of an issued and unexpired patent of any Third Party;

13.2.10 to Akeso's Knowledge, the Development of Akeso Licensed Technology as contemplated under this Agreement has been conducted in compliance in all material respects with all Applicable Law;

13.2.11 it has not employed (and, to Akeso's Knowledge, has not used a contractor or consultant that has employed) any Person debarred by the FDA (or subject to a similar sanction of foreign equivalent), or any Person that is the subject of an FDA debarment investigation or proceeding (or similar proceeding of foreign equivalent), in any capacity in connection with this Agreement;

13.2.12 all of Akeso's and its Affiliates' Representatives and Third Party contractors have executed agreements requiring assignment or licensing to Akeso or its Affiliate, as applicable, of all Inventions made during the course of and as a result of their association with Akeso or its Affiliate, as applicable, and obligating the individual to maintain as confidential the confidential information of Akeso or its Affiliate, as applicable;

13.2.13 to Akeso's Knowledge, there are not, and have not been, any claims or assertions regarding the inventorship of the Akeso Licensed Patents alleging that additional or alternative inventors should be listed;

13.2.14 there are no agreements pursuant to which Akeso has been granted any rights in, to or under the Akeso Licensed Technology;

13.2.15 Akeso is not in possession of any in licensed Third Party patent, information, antibody or other intellectual property that is necessary to Develop, Manufacture or Commercialize Licensed Product but are not Controlled by Akeso;

13.2.16 Akeso will timely obtain all necessary export and import licenses required under Applicable Laws to export the Licensed Product and Supplied Materials from China into the License Territory, in order to not delay any of the Summit Development Plans;

13.2.17 Akeso has all rights and permissions needed to export Essential Data, including patient clinical trial data out of China that is necessary for Summit to submit to Regulatory Authorities in the License Territory for approval. For purposes herein "**Essential Data**" is defined as [**] This representation and warranty is an essential and integral part of the valuation of this transaction. The Parties agree that a breach of this representation and warranty would significantly delay Summit's Development and Commercialization of the Licensed Product in the License Territory potentially by years. Therefore, notwithstanding anything to the contrary herein, a breach of Section 13.2.17 shall not be subject to Section 17.2.5 (Interim Relief) nor Section 13.5 (Limitation of Liability) (except as to lost profits and punitive damages other than for fraud).

13.2.18 Akeso Controls all of the patent and patent applications listed in Schedule 1.8 and Schedule 1.9, and any Patents and applications claiming priority to such patent applications or from which the Akeso 112 Patents claim priority, and Akeso has no right or license to any other patent or patent application that Cover the Development, Manufacture, Commercialization or other exploitation of a Licensed Product that are not included in the Licensed Patents. Notwithstanding anything to the contrary herein, a breach of Section 13.2.18 shall not be subject to Section 17.2.5 (Interim Relief) nor Section 13.5 (Limitation of Liability).

13.3 Covenants – Compliance with Laws.

13.3.1 Each Party shall, and shall ensure that its Affiliates and its and their respective sublicensees will, comply in all respects with Anti-Corruption Laws, Proper Conduct Practices and all Applicable Law in the Development, Manufacturing, and Commercialization of Licensed Products and performance of its obligations under this Agreement, including the ICH, GCP, GLP and any Regulatory Authority and Governmental Authority health care programs having jurisdiction in such Party's respective territory, each as may be amended from time to time.

13.3.2 Each Party shall immediately notify the other Party if it has any information or suspicion that there may be a violation of any Applicable Laws (including Anti- Corruption Laws) in connection with its performance under this Agreement or the Development or Commercialization of any Licensed Product hereunder. In the event that either Party has violated or been suspected of violating any of its obligations, representations, warranties or covenants in Section 13.3.1, such Party will take reasonable actions to remedy such breach and to prevent such breaches from further occurring.

13.3.3 Notwithstanding the foregoing, each Party will have the right, upon reasonable prior written notice and during the other Party's regular business hours, to audit the other Party's books and records in the event that a suspected violation of any Anti-Corruption Law needs to be investigated (in such Party's reasonable, good-faith discretion). Such audit shall be conducted by such Party's audit team comprised of qualified auditors who have received anticorruption training. For clarity, a credible finding, after a reasonable investigation, of any breach of Section 13.3.1 or 13.3.2 with respect to any Anti-Corruption Law, shall be deemed a material breach of this Agreement and allow the non-breaching Party to terminate this Agreement in accordance with Section 15.2 (Termination for Breach).

13.4 DISCLAIMER. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTIES OF ANY KIND EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT OR VALIDITY OF ANY PATENTS ISSUED OR PENDING.

13.5 LIMITATION OF LIABILITY. EXCEPT FOR SECTION 13.2.18 AND EXCEPT AS TO LIABILITIES FOR BREACH EXCLUDED UNDER SECTION 13.2.17, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 13.5 (LIMITATION OF LIABILITY) IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 14.1 (INDEMNIFICATION BY AKESO) OR SECTION 14.2 (INDEMNIFICATION BY SUMMIT) OR DAMAGES AVAILABLE FOR BREACH BY A PARTY OF SECTION 4.1 (EXCLUSIVE LICENSE TO SUMMIT), THE NON-COMPETE OBLIGATIONS IN SECTION 4.5.1 OR CONFIDENTIALITY OBLIGATIONS IN ARTICLE 12 (CONFIDENTIALITY).

14. INDEMNIFICATION

14.1 Indemnification by Akeso. Akeso shall indemnify and hold harmless each of Summit, its Affiliates and the respective directors, officers and employees of such entities and the respective successors and assigns of any of the foregoing (the "Summit Indemnitees"), from and against any and all liabilities, damages, penalties, fines, costs and expenses (including, reasonable attorneys' fees and other expenses of litigation) (collectively, "**Liabilities**") from any claims, actions, suits or proceedings brought by a Third Party (a "**Third Party Claim**") incurred by any Summit Indemnitee arising from or occurring as a result of either directly or indirectly: (a) the Development, Manufacture, or Commercialization of Licensed Product in the License Territory by or on behalf of Akeso or its Affiliates (except to the extent that any such Development activities are conducted by or on behalf of Summit or its Affiliates or third parties on behalf of Summit as permitted under this Agreement) or its or their respective licensee or sublicensee prior to the Effective Date, (b) the Development, Manufacture or Commercialization of Licensed Compound or Products in the Non-License Territory (including any Third Party Infringement Actions in the Non-License Territory), (c) the breach or violation of any covenant or Akeso obligations under this Agreement, including Akeso's representation, warranties or covenants set forth herein, (d) the conduct of any pharmacovigilance-related activities set forth in Section 2.9.2 (Adverse Event Reporting) by or on behalf of Akeso (except to the extent that such Third Party Claim arises from Summit's provision of false, misleading, inaccurate or incomplete information to Akeso under Section 2.9.2 (Adverse Event Reporting) or Summit's breach of its obligations under the Pharmacovigilance Agreement) or (e) the willful misconduct or grossly negligent acts of or violation of Applicable Law by any Akeso Indemnitee. The foregoing indemnity obligation shall not apply to the extent that (i) Summit Indemnitees fail to comply with the indemnification procedures set forth in Section 14.3 (Procedure) and Akeso's defense of the relevant Third Party Claim is materially prejudiced by such failure, or (ii) any Third Party Claim arises from, is based on, or results from any activity or occurrence for which Summit is obligated to indemnify the Akeso Indemnitees under Section 14.2 (Indemnification by Summit).

14.2 Indemnification by Summit. Summit shall indemnify and hold harmless each of Akeso, its Affiliates and the respective directors, officers and employees of such entities and the respective successors and assigns of any of the foregoing (the "**Akeso Indemnitees**"), from and against any and all Liabilities from any Third Party Claims incurred by any Akeso Indemnitee arising from or occurring as a result of either directly or indirectly: (a) the Development, Manufacture, or Commercialization of Licensed Product by or on behalf of Summit or its Affiliates or its or their respective licensee or sublicensees on or after the Effective Date (except to the extent that any such Development activities are conducted by or on behalf of Akeso or its Affiliates as permitted under this Agreement) (including any Third Party Infringement Actions in the License Territory) (b) the material breach of violation of any covenant or Summit obligations under this Agreement, including Summits representation, warranties or covenants set forth herein, (c) the conduct of any pharmacovigilance-related activities set forth in Section 2.9.2 (Adverse Event Reporting) by or on behalf of Summit (except to the extent that such Third Party Claim arises from Akeso's provision of false, misleading, inaccurate or incomplete information to Summit under Section 2.9.2 (Adverse Event Reporting) or Akeso's material breach of its obligations under the pharmacovigilance Agreement) or (d) the willful misconduct or grossly negligent acts of or violation of Applicable Law by any Summit Indemnitee. The foregoing indemnity obligation shall not apply to the extent that (i) the Akeso Indemnitees fail to comply with the indemnification

procedures set forth in Section 14.3 (Procedure) and Summit's defense of the relevant Third Party Claim is materially prejudiced by such failure, or (ii) any Third Party Claim arises from, is based on, or results from any activity or occurrence for which Akeso is obligated to indemnify Summit Indemnitees under Section 14.1 (Indemnification by Akeso).

14.3 Procedure. The Party claiming indemnity under this Article 14 (the "**Indemnified Party**") shall give written notice to the Party from whom indemnity is being sought (the "**Indemnifying Party**") promptly after learning of such Third Party Claim and shall offer control of the defense of such Third Party Claim to the Indemnifying Party. The Indemnified Party shall provide the Indemnifying Party with reasonable assistance, at the Indemnifying Party's expense, in connection with the defense of the Third Party Claim for which indemnity is being sought. The Indemnified Party may participate in and monitor such defense with counsel of its own choosing at its sole expense; *provided, however,* the Indemnifying Party shall have the right to assume and conduct the defense of the Third Party Claim with counsel of its choice. The Indemnifying Party shall not settle any Third Party Claim without the prior written consent of the Indemnified Party, not to be unreasonably withheld, unless the settlement involves only the payment of money and does not admit any fault or wrongdoing on the part of the Indemnified Party or otherwise impose any obligation on the Indemnified Party. So long as the Indemnifying Party is actively defending the Third Party Claim in good faith, the Indemnified Party shall not settle or compromise any such Third Party Claim without the prior written consent of the Indemnifying Party. If the Indemnifying Party does not assume and conduct the defense of the Third Party Claim as provided above, (a) the Indemnified Party may defend against, consent to the entry of any judgment, or enter into any settlement with respect to such Third Party Claim in any manner the Indemnified Party may deem reasonably appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), and (b) the Indemnifying Party shall remain responsible to indemnify the Indemnified Party as provided in this Article 14. Notwithstanding anything contained in the foregoing to the contrary, the provisions of this Section shall govern the defense of any Third Party Infringement Actions.

14.4 Insurance. Each Party shall secure and maintain in effect, during the term of this Agreement and for a period of [**] thereafter, comprehensive general liability insurance (including product liability insurance and coverage for Clinical Studies), underwritten by a reputable insurance carrier, written on an occurrence basis to include product and related contractual liabilities, in amounts no less than (a) prior to the commencement of Clinical Studies of any Licensed Product, [**] United States dollars ($[**]) per occurrence for personal injury, bodily injury and injury or destruction of property, and [**] United States dollars ($[**]) in the aggregate, and (b) following the commencement of Clinical Studies for the first Licensed Product, [**] United States dollars ($[**]) per occurrence for personal injury, bodily injury and injury or destruction of property, and [**] United States dollars ($[**]) in the aggregate, in each case of (a) and (b), with an internationally recognized, reliable and financially sound insurance carrier, to cover such Party's obligations under this Agreement, including personal injury, bodily injury, including death resulting therefrom, and injury or destruction of property caused by or arising from activities conducted under this Agreement. Minimum limits of insurance may be satisfied through a combination of primary and excess liability insurance policies. Each Party shall name the other Party and its Affiliates, employees, directors, officers, and agents as an additional insured on each such policy and an endorsement stating same must be endorsed to the policy(ies) providing such required coverage. Each Party shall waive rights of subrogation against the other Party and its

Affiliates, employees and agents. Each Party's policies of insurance are primary and non-contributory with any other coverage maintained by any insured. Each Party shall furnish to the other Party, no later than [**] after the Effective Date, a properly executed Certificate of Insurance in English evidencing such coverages and endorsements set forth above, and shall, within [**] of any request by the other Party at any time during the Term, provide copies of the policies, with all endorsements evidencing the coverage required by this Agreement. In the event of any notice of cancellation or non-renewal of the required minimum insurance, the applicable Party will take all necessary steps to ensure continuity of coverage and shall provide to the other Party written [**] in advance of such cancellation or non-renewal, along with evidence of its intention to enter into a replacement policy for the required insurance.

15. TERM AND TERMINATION

15.1 Term. The term of this Agreement (the "**Term**") shall commence upon the Effective Date and shall remain in effect until termination pursuant to this Article 15. Notwithstanding the foregoing, upon the expiration of the Royalty Term, on a country-by-country (or territory-by-territory, as applicable) and Licensed Product-by-Licensed Product basis, the licenses granted hereunder by Akeso to Summit shall become exclusive, fully paid-up, royalty free, irrevocable and perpetual with respect to such Licensed Product in such country.

15.2 Termination for Breach. Either Party may terminate this Agreement (in whole or part) in the event the other Party shall have materially breached or defaulted in the performance of any of its material obligations hereunder, and such default shall have continued for [**] (or with respect to any breach of any undisputed payment obligations, for [**] or with respect to any breach of a supply requirement, for [**]) after written notice thereof was provided to the breaching Party by the non-breaching Party. Such notice shall (a) expressly reference this Section 15.2 (Termination for Breach), (b) reasonably describe the alleged breach, which is the basis of such termination, and (c) clearly state the non-breaching Party's intent to terminate this Agreement if the alleged breach is not cured within the applicable cure period. Any such termination shall become effective at the end of such [**] period (or [**] period with respect to any such failure to pay or [**] period with respect to any supply requirement) unless the breaching Party has cured any such breach or default prior to the expiration of the applicable cure period. Notwithstanding the foregoing, if such breach pertains only to one or more Co-Joined Clinical Studies or to Supply, such termination shall apply only with respect to such Co-Joined Clinical Studies or the Supply Agreement.

15.3 Patent Challenge. Akeso shall have the right to terminate this Agreement in its entirety, [**] after written notice to Summit if (a) at any time Summit or any of its Affiliates or Sublicensees (the "**Challenging Party**") challenges or causes to be challenged in any way the validity or enforceability of the Akeso Patents, or cause or request, without the prior written approval of Akeso, a review by any such court or Governmental Authority of the same, in each case not in response to a legal action commenced by or under the authority of Akeso and (b) within [**] after such written notice, any such action by the Challenging Party is not withdrawn.

15.4 Termination for Bankruptcy and the Like. Either Party shall have the right to terminate this Agreement upon written notice to the other Party: (a) if the other Party is declared insolvent or bankrupt by a court of competent jurisdiction; (b) if a voluntary or involuntary petition

in bankruptcy is filed in any court of competent jurisdiction against the other Party and such petition is not dismissed within [**] after filing; (c) if the other Party shall make or execute an assignment of substantially all of its assets for the benefit of creditors; or (d) substantially all of the assets of the other Party are seized or attached and not released within [**] thereafter.

15.5 Termination for Convenience. Summit may terminate this Agreement in its entirety at any time for convenience at any time after the Antitrust Clearance Date upon one hundred and twenty (120) days' prior written notice given to Akeso.

16. EFFECT OF TERMINATION

16.1 Accrued Obligations. Expiration or termination of this Agreement for any reason shall not release any Party hereto from any liability that, at the time of such termination, has already accrued to the other Party or that is attributable to a period prior to such expiration or termination, nor will any termination of this Agreement preclude either Party from pursuing all rights and remedies it may have under this Agreement, or at law or in equity, with respect to any breach of this Agreement.

16.2 Rights on Termination. Upon any termination, but not the expiration (except as specifically noted), of this Agreement, the following shall apply:

16.2.1 Wind-down Period.

(a) Development. In the event there are any on-going clinical trials of the Licensed Product in the License Territory following the date a notice of termination has been issued by Akeso or Summit, at Akeso's request, Summit agrees to promptly transition such clinical trials to Akeso (or its designee) and/or in the event of termination by Akeso under 15.2 or termination by Summit under Section 15.5, to complete clinical trials or any portion thereof to the extent so requested by Akeso and so required by then current ethical guidelines to complete and Akeso shall reimburse Summit its reasonable, out-of-pocket costs associated therewith (except in the case of termination by Akeso pursuant to Section 15.2 (Termination for Breach) or 15.3 (Patent Challenge). To the extent that Summit continues with a clinical trial, Summit shall continue to conduct any such clinical trials to be completed by Summit pursuant to this Section 16.2.1(a) in accordance with the terms and conditions of this Agreement

(a) Commercialization. To avoid a disruption in the supply of Licensed Products to patients in the Territory, if this Agreement is terminated after First Commercial Sale in the License Territory, Summit and its Affiliates and Sublicensees shall continue to distribute (but shall not be obligated to market or promote) the Licensed Product in the License Territory if Marketing Approval therefor has been obtained, in accordance with the terms and conditions of this Agreement, until the date on which Akeso notifies in writing that Akeso has secured an alternative distributor or licensee for such Licensed Product(s) in the License Territory, but in no event for more than [**] following the effective date of any such termination (the "**Wind-down Period**"); provided that Summit, its Affiliates and Sublicensees shall cease such activities, or any portion thereof, upon [**] notice by Akeso requesting that such activities (or portion thereof) be ceased. Notwithstanding any other provision of this Agreement, during the Wind-down Period, Summits' rights with respect to Licensed Compounds and Licensed Products in the License

Territory shall be non-exclusive and Akeso shall have the right to engage one or more other distributor(s) and/or licensee(s) of a Licensed Compound and Licensed Products in the License Territory. Any Licensed Products sold or disposed by Summit, its Affiliates and/or Sublicensees, in the License Territory during the Wind-down Period shall be subject to royalties and milestone payments under Section 7.2.2 (Commercial Milestone Payment) and Section 7.3 (Royalty Payments by Akeso). Within [**] of expiration of the Wind-down Period, Summit shall notify Akeso of any quantity of Licensed Compounds and/or Licensed Products remaining in Summit's inventory and Akeso shall have the option, upon notice to Summit, to repurchase any such quantities of Licensed Compounds and/or Licensed Products, as applicable, from Summit at a price [**] for such quantities of Licensed Compounds and/or Licensed Products.

16.2.2 Assignment of MAA and Marketing Approvals. Unless the termination of this Agreement is by Summit pursuant to Section 15.2 (Termination for Breach), Summit shall promptly assign, or cause to be assigned, to Akeso or its designee or if not so assignable, Summit shall take, or cause to be taken, all reasonable actions to make available to Akeso or its designee the benefits of all Regulatory Filings, documentation and registrations (including INDs, MAAs and Marketing Approvals) for Licensed Compounds and Licensed Products in the License Territory, including any such regulatory filings and registrations made or owned by Summit's Affiliates and/or others under authority of Summit. In each case, to the extent permitted by any Applicable Law, the foregoing assignment (or availability) shall be made within [**] after the effective date of any such termination of this Agreement, and to the extent such assignments may not be made, Summit shall cooperate fully to extend the benefit of such filings, registrations and Marketing Approvals to Akeso (or its designee). In addition, except for termination by Summit pursuant to Section 15.2 (Termination for Breach) or Section 15.4 (Termination for Bankruptcy and the Like) (a) Summit shall promptly provide to Akeso a copy of [**].

16.2.3 Supply. To the extent that the agreement has terminated, but Summit has rights under expiration that continue, the provisions of Article 9, including Exhibit 6, shall survive until such time as Summit establishes an alternative source of supply for such Licensed Compounds and Licensed Products that is able to meet Summit's (and/or any of its designee's) demand for the Licensed Compound and Licensed Products, but in no event for more than [**] after the effective date of termination of this Agreement. Summit shall use Commercially Reasonable Efforts to obtain such alternative source as soon as reasonably practicable.

16.2.4 Transition. Unless the termination of this Agreement is by Summit pursuant to Section 15.2 (Termination for Breach) or 15.4 (Termination for Bankruptcy and the Like) and without limiting the other provisions of this Section 16.2 (Rights on Termination), Summit shall provide such assistance as may be necessary or reasonably useful for Akeso to continue the Development, Manufacture, and Commercialization of the Licensed Compounds and Licensed Products in the License Territory following termination of this Agreement. Without limiting the foregoing, Summit shall conduct any activities to be conducted under this Section 16.2 (Rights on Termination) in a prompt and expeditious manner.

16.3.1 Licenses. Effective as of the notice of any such termination of this Agreement all licenses and other rights granted by Akeso to Summit under this Agreement shall terminate except any licenses granted based on expiration pursuant to Section 15.1 (Term) or 16.2 (Rights on Termination).

16.3.2 Return of Materials; Product Trademarks. Promptly upon a request by Akeso, Summit shall either return to Akeso or destroy, as directed by Akeso all tangible items comprising, bearing or containing the Product Trademark(s), the Akeso company name and/or logo, photographs, samples, literature, sales and promotional aids and/or other Data ("**Product Materials**") and Confidential Information of Akeso that is in Summit's possession, and if requested to destroy such Product Materials, Summit shall promptly certify in writing to Akeso that all such Product Materials have been destroyed. Effective upon the end of the Wind-down Period: (a) Summit shall cease to use the Licensed Product Trademark(s); and (b) Summit shall assign to Akeso all right, title and interest in and to the Licensed Product Trademarks, and all Licensed Product-specific domain names, in the Territory, including all registrations and applications for registration for any of the foregoing.

16.3.3 Sublicensees. Any contracts with Sublicensees of the Licensed Product in the License Territory engaged by Summit shall, at the request of Akeso in its discretion, be assigned to Akeso to the furthest extent possible; provided that such assignment is [**]. In the event such assignment is [**], then the rights of such Sublicensee(s) with respect to Licensed Compounds and Licensed Products in the License Territory shall [**]. Notwithstanding the foregoing, if at the time of such termination a Sublicensee is [**], such Sublicense shall [**]. In such event, upon [**].

16.4 Survival. Upon the expiration or termination of this Agreement, all rights and obligations of the Parties under this Agreement shall terminate except those described in the following Articles and Sections: Articles 1, 13, 14, 16, 17 and 18 and Sections 2.2.5.1-2.2.5.2, 2.3, 2.4, 2.9 (as to the maintenance of all records therein for the period set forth therein and with respect to any legally required continuing exchange of safety related data under a safety data exchange or pharmacovigilance agreement 2.2.5.1); 2.2.5.2 (as each as to maintenance of all records therein for a period of 7 years from termination); 2.7.3 (with respect to any surviving rights and/or obligations under the Supply Terms), 2.9 (with respect to any legally required continuing exchange of safety related date under a safety data exchange or pharmacovigilance agreement); 7.2-7.3 (with respect to payment obligations accruing prior to, but not yet paid as of, the effective date of termination); 8.1-8.3 (with respect to payment obligations accruing prior to, but not yet paid as of, the effective date of termination); 8.4 (for the period set forth therein); 9.1-9.3 (to the extent that any of the licenses have become perpetual under Section 15.1); 12.1-12.3; 15.1; and in addition, to the extent that any Licensed Product is sold during the Wind-down Period defined in Section 16.2.1(b) above, the following Section shall survive; Sections 7.2.3, 7.3, ; and 8.1- 8.4.

17. DISPUTE RESOLUTION

17.1 Referral to Senior Management. The Parties agree to attempt initially to solve any dispute, claim or controversy arising under, out of, or in connection with this Agreement by conducting good faith negotiations. Any such dispute which cannot be resolved by good faith negotiation (other than a dispute at the Joint Committee level to which Section 3.1.4 (Decisions) applies) shall be referred, by written notice from either Party to the other, to the Chief Executive Officer ("**CEO**") of each Party. Such Chief Executive Executives shall negotiate in good faith to resolve such dispute through discussions promptly following such written notice, provided that if the matter is not resolved within [**] of such matter first being referred to the Executive Officers, or if either Party concludes that the matter will not be so resolved, either Party may, by written notice to the other Party, invoke the provisions of Section 17.2 (Arbitration) or Section 17.3

(Certain Disputes) below, to the extent applicable. If the Parties should resolve such dispute, a memorandum setting forth their agreement will be prepared and signed by both Parties if requested by either Party.

17.2 Arbitration. Any dispute arising with respect to the interpretation, validity, breach, termination or enforcement of this Agreement (each, a "**Dispute**") shall, upon written notice by either Party to the other Party, be submitted for resolution by final, binding arbitration in the manner described in this Section 17.2 (Arbitration) or Section 17.3 (Certain Disputes) below, as applicable.

17.2.1 Conduction of the Arbitration. Any arbitration pursuant to this Section 17.2 (Arbitration) or Section 17.3 (Certain Disputes) below, as applicable, shall be pursuant to the Arbitration Rules of the Judicial Arbitration and Administrations Services, Inc. (or any successor entity thereof, "**JAMS**"), except as modified by this Section 17.2 (Arbitration) or Section 17.3 (Certain Disputes) below, as applicable. The arbitration shall be conducted by a single arbitrator agreed to by both Parties (and if the Parties are unable to agree, appointed in accordance with the applicable JAMS rules). The arbitrator must have at least [**] of business or legal experience in the pharmaceutical business and, lacking such experience, the arbitrator shall appoint an independent expert with such experience as described in the next sentence. The Panel shall have the right to engage one or more experts with experience in the subject matter of the Dispute to advise the Arbitrator in reaching its decision.

17.2.2 Arbitration Proceedings. Except as otherwise provided in Section 17.3 (Certain Disputes) below, the Parties and the Arbitrator shall use all reasonable efforts to complete any such arbitration within [**] after the appointment of the Arbitrator. The Arbitrator shall determine what discovery will be permitted, consistent with the goal of limiting the cost and time which the Parties must expend for discovery; provided that the Arbitrator shall permit such discovery as he or she deems necessary to permit an equitable resolution of the Dispute. The arbitration proceedings and all pleadings, responses and evidence shall be in the English language. If so, requested by the Arbitrator, any evidence originally in a language other than English shall be submitted with an English translation accompanied by an original or true copy thereof.

17.2.3 Decision of the Arbitrator. The Parties agree that decision and/or award rendered by the Arbitrator shall be the sole, exclusive and binding remedy between them regarding any Dispute presented to the Arbitrator. Any decision and/or award of the Arbitrator may be entered in any court of competent jurisdiction for judicial recognition of the decision and an order of enforcement. The arbitration proceedings and the decision of the Arbitrator shall not be made public without the joint consent of the Parties, and each Party shall maintain the confidentiality of such proceedings and decision unless each Party otherwise agrees in writing or the arbitrator determines on a case by case basis that such disclosure is appropriate under the circumstances; provided that either Party may make such disclosures as are permitted for Confidential Information of the other Party under Article 12 above.

17.2.4 Location; Costs. Unless otherwise mutually agreed by the Parties, the arbitration proceeding shall be conducted in Singapore. The Parties agree that they shall share equally the cost of the arbitration filing and hearing fees, the cost of the independent expert(s)

retained by the Arbitrator, and the cost of the Arbitrator and administrative fees of JAMS. Each Party shall bear its own costs and attorneys' and witnesses' fees and associated costs and expenses.

17.2.5 Interim Relief. Notwithstanding anything in this Section 17.2 (Arbitration) or Section 17.3 (Certain Disputes) below to the contrary, each Party shall have the right to apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction or other similar interim or conservatory relief, as necessary to protect the rights or property of such Party, pending the selection of the Arbitrator or pending the Arbitrator's determination of the merits of any Dispute. Nothing in the preceding sentence shall be interpreted as limiting the powers of the Arbitrators with respect to any dispute subject to arbitration under this Agreement. In addition, notwithstanding 15.2 above, if a Party alleged to be in breach of this Agreement disputes such breach with the cure period specified in Section 15.2 (Termination for Breach) this Agreement shall not be terminated (in its entirety or in part, as applicable) unless an arbitrator determines in a written decision delivered to the Parties under Section 17.2.3 (Decision of the Arbitrator) that this Agreement was materially breached, and the breaching Party fails to cure such breach within [**] after such determination, or if not curable during such period, within a reasonable period to be determined by the arbitrator.

17.3 Certain Disputes. In the event of a Dispute arising at the Joint Oversight Committee under Section 3.1.4 (Decisions), such Dispute shall be resolved by binding arbitration conducted pursuant to Section 17.2 (Arbitration) above, except that the procedures for the conduct of such arbitration shall be as follows:

17.3.1 Each Party shall provide the arbitrator and the other Party with a written report setting forth its position with respect to the substance of such Dispute and may submit one or more revised reports and positions to the arbitrator during the proceeding, in accordance with procedures established by the arbitrator. Each Party shall make oral and/or other written submissions to the arbitrator and the other Party in accordance with procedures to be established by the arbitrator; provided that other Party shall have the right to be present during any oral submissions. The arbitrator shall select one of the Party's positions as his or her decision and shall not have the authority to render any substantive decision other than to so select the position of Summit or Akeso as set forth in their respective written reports (as initially submitted, or as revised in accordance with the foregoing, as applicable). For clarity, it is understood that the Parties intend the arbitration under this Section 17.3 (Certain Disputes) to be a "baseball arbitration" type proceeding; and the arbitrator may fashion such detailed procedures as the arbitrator considers appropriate to implement this intent.

17.3.2 In any arbitration under this Section 17.3 (Certain Disputes), the arbitrator and the Parties shall use their best efforts to resolve such Dispute within [**] after the selection of the arbitrator, or as soon thereafter as is practicable.

18. MISCELLANEOUS

18.1 Acquisition of a Party. Notwithstanding any other provision of this Agreement, in the event of an Acquisition of either Party by a Third Party (such acquired Party the "**Acquired Party**" and such Third Party the "**Acquiring Party**"), any Data, Information, Patents or other intellectual property rights owned or controlled by an Acquiring Party (a) prior to the closing of such acquisition, or (b) conceived of, reduced to practice, made, or acquired after the closing of

such acquisition without the material use of any Data, Information, Confidential Information, Patents or other intellectual property rights licensed by Akeso and/or Summit to the other Party under this Agreement, shall not be licensed to the other Party under this Agreement and shall not be deemed "Controlled' by the Acquired Party for purposes herein. For purposes of this Section 18.1 (Acquisition of a Party), (i) "**affiliates**" shall be defined in the same manner as provided in Section 1.4 (Affiliate) above, *mutatis mutandi*s and (ii) "**Acquisition**" shall mean, with respect to a Party: (a) a merger involving such Party, in which the shareholders of such Party immediately prior to such merger cease to control (as defined in Section 1.4 (Affiliate) such Party after such merger; (b) an assignment of this Agreement to a Third Party in connection with a sale of all or substantially all of the assets of such Party to which this Agreement relates; or (c) a sale of a controlling (as defined in Section 1.4 (Affiliate)) interest of such Party to an Acquiring Entity. In addition, notwithstanding anything to the contrary herein, if the Acquiring Entity has a Competing Product such Acquiring Entities shall have no right to exercise the licenses granted to Akeso by Summit hereunder under any Summit Patents or Joint IP under Section 4.5 with respect to such Competing Product and in such case, all licenses to Akeso for such right shall convert to non-exclusive upon the Acquiring Entity Controlling a Competing Product.

18.3 Governing Law. This Agreement and all questions regarding its validity or interpretation, or the breach or performance of this Agreement, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, U.S.A., without reference to conflicts of laws principles. Each Party hereby consents to the venue and jurisdiction of state and federal courts located in the State of New York. The United Nations Convention on the Sale of Goods shall not apply to this Agreement.

18.4 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

18.5 Force Majeure.

18.5.1 No failure or delay by either Party in the performance of any obligation hereunder will be deemed a breach of this Agreement nor create any liability for any damages, increased cost or losses which the other Party may sustain by reason of such failure or delay of performance, if the same will arise from any cause or causes beyond the reasonable control of that Party, such as earthquake, storm, flood, fire, other acts of nature, epidemic, war, riot, hostility, public disturbance, cessation of transport, act of public enemies, prohibition or act by a Government Authority or public agency, strike or other labor dispute or work stoppage (collectively "**Force Majeure**"); provided, however, that the failing or delaying Party will: (a) without undue delay, notify the other Party in writing of the applicable failure or delay; and (b) continue to take all commercially reasonable actions within its power to comply with its obligations hereunder as fully as possible and to mitigate possible damages.

18.5.2 Should an event of Force Majeure continue for more than [**], the Parties will promptly discuss their further performance under this Agreement and whether to modify or terminate this Agreement (in whole or part) in view of the effect of the event of Force Majeure. If no agreement can be reached within [**] after expiration of such [**] period, the injured Party may

terminate this Agreement in whole or as to part impacted by such Force Majeure event (at its election) effective immediately upon written notice to the other Party.

18.6 No Implied Waivers; Rights Cumulative. Except as otherwise expressly provided in this Agreement, any term of this Agreement may be waived only by a written instrument executed by a duly authorized representative of the Party waiving compliance. The delay or failure of either Party at any time to require performance of any provision of this Agreement, or to exercise any right under this Agreement or provided by statute, at law or in equity, shall in no manner affect such Party's rights at a later time to enforce the same. No waiver by either Party of any condition or term in any one or more instances shall be construed as a further or continuing waiver of such condition or term or of another condition or term.

18.7 Independent Contractors. Nothing contained in this Agreement is intended implicitly, or shall be deemed or construed, to establish a joint venture, partnership or other fiduciary relationship between Akeso and Summit. No Party to this Agreement shall have any express or implied right or authority to assume or create any obligations on behalf of, or in the name of, the other Party, or to bind the other Party to any contract, agreement or undertaking with any Third Party.

18.8 Notices. Unless otherwise agreed by the Parties or specified in this Agreement, all communications between the Parties relating to, and all written documentation to be prepared and provided under, this Agreement shall be in the English language. Any notice required or permitted to be given by a Party to the other Party under this Agreement will be in writing and will be deemed given and effective only (a) (i) when delivered to the other Party personally (with receipt) or (ii) by facsimile or other electronic transmission (complete transmission confirmed and a copy promptly sent by another permissible method of providing notice described in clauses (a), (b) or (c) above), or (ii) five (5) Business Days after being sent by an internationally recognized courier service (including Federal Express or DHL) charges prepaid, in each case ((i)-(iii)) at the applicable address as indicated below, or to such other address as provided in writing in accordance with this Section 18.7 (Notices); or (b) if transmitted via electronic mail with a hard copy provided in accordance with clause (a), which hard copy will constitute notice hereunder.

If to Akeso:
Akeso Biopharma, Incorporated and Limited.
6 Shennong Road
Torch Development Zone
Zhongshan, Guangdong, China
Attention: Dr. Xia Yu
Email: [**]

With a copy to (which will not constitute notice for purposes of this Agreement):
Attention: [**]
Email: [**]

If to Summit:
Summit Therapeutics Sub, Inc.

2882 Sand Hill Rd., Suite 106,
Menlo Park, CA 94025, U.S.A.
Attention: General Counsel
Email: [**]

With a copy to (which will not constitute notice for purposes of this Agreement):

Wilson Sonsini
650 Page Mill Road
Palo Alto, CA 94304-1050
US
Attention: Kenneth A. Clark
Email: [**]

18.9 Assignment. This Agreement shall not be assignable by either Party to any Third Party without the written consent of the other Party hereto; except a Party may assign this Agreement without the other Party's consent to (a) an Affiliate or (b) to a successor in interest in connection with the transfer or sale of all or substantially all of its business to which this Agreement relates, or in the event of its merger or consolidation or similar transaction including a Change of Control, subject to the assignee agreeing to be bound by the terms of this Agreement. Subject to the foregoing, this Agreement shall inure to the benefit of each Party, its successors and permitted assigns, and upon a permitted assignment of this Agreement, all references to a Party (or the name of such Party) herein shall be deemed to refer to such permitted assignee. Any assignment of this Agreement in contravention of this Section 18.8 (Assignment) shall be null and void. For purposes of this Section 18.9 (Assignment), an Acquisition of either Party shall be deemed an assignment.

18.10 Modification. No amendment or modification of any provision of this Agreement shall be effective unless in writing signed by a duly authorized representative of each Party. No provision or term of this Agreement shall be varied, contradicted, or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by a duly authorized representative of each Party.

18.11 Cumulative Remedies. Except as may be expressly set forth herein, no remedy referred to in this Agreement is intended to be exclusive, but each will be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law or in equity.

18.12 Severability. If any provision hereof should be held invalid, illegal or unenforceable in any jurisdiction, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the Parties hereto as nearly as may be possible. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction. In the event a Party seeks to avoid a provision of this Agreement by asserting that such provision is invalid, illegal or otherwise unenforceable, the other Party shall have the

right to terminate this Agreement upon [**] prior written notice to the asserting Party, unless such assertion is eliminated, and the effect of such assertion is cured within such [**] period.

18.13 Export Laws. Notwithstanding anything to the contrary contained herein, all obligations of Akeso and Summit are subject to prior compliance with the export and import regulations of the United States and any other relevant country and such other laws and regulations in effect in the United States and/or any other relevant country as may be applicable, and to obtaining all necessary approvals required by the applicable agencies of the governments of the United States and any other relevant countries. Akeso and Summit shall cooperate with each other and shall provide assistance to the other as reasonably necessary to obtain any required approvals to effect the intent of this Agreement.

18.14 Compliance. The Parties represents and warrants that it and all persons or entities acting on its behalf will comply with all Applicable Laws, including the anti-corruption laws if any, prevailing in the country(ies) in which each Party has its principal places of business or performs activities under this Agreement. Akeso understands that Summit is required to and does abide by the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act and any other applicable anti-corruption laws (collectively, the "Anti-Corruption Laws"), and agrees to abide by such Anti-Corruption Laws. Akeso represents and warrants that neither it, nor anyone acting on its behalf, will give, offer, agree or promise to give, or authorize the giving directly or indirectly, of any money or other thing of value to anyone as an inducement or reward for favorable action or forbearance from action or the exercise of influence (a) to any governmental official or employee (including employees of government-owned and government-controlled corporations or agencies), (b) to any political party, official of a political party, or candidate, (c) to an intermediary for payment to any of the foregoing, or (d) to any other entity in a corrupt or improper effort to obtain or retain business or any commercial advantage, such as receiving a permit or license.

18.15 Performance by Affiliates. Each Party may discharge any obligations and exercise any right hereunder through any of its Affiliates. Each Party shall be responsible for the performance by its Affiliates of such Party's obligations under this Agreement and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party's Affiliate of any of such Party's obligations under this Agreement shall be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party's Affiliate.

18.16 English Language. This Agreement was prepared in the English language, which language shall govern the interpretation of, and any Dispute regarding, the terms of this Agreement. All communications and notices to be made or given pursuant to this Agreement, and any Dispute, shall be in the English language. Additionally, all materials and information (excluding Regulatory Materials, Product Materials and Commercialization materials and data, to the extent no English translation is readily available) to be provided by Akeso to Summit or the JOC in connection with this Agreement shall be in the English Language. If there is a discrepancy between any translation of this Agreement and this Agreement, this Agreement shall prevail.

18.17 Entire Agreement. This Agreement (including all of the Exhibits attached hereto), together with the pharmacovigilance agreement described in Section 2.9.1 (Safety Data Exchange/Pharmacovigilance Agreement) above, the supply agreement described in Section 9.1

(Supply Terms), the technology transfer agreement described in Section 9.3 (Transfer of Manufacturing Process) and the quality agreement described in Section 6 of Schedule 9.1 (when executed by the Parties shall be incorporated by reference herein), shall constitute the entire agreement between the Parties relating to its subject matter, and shall supersede all prior or contemporaneous agreements, understandings or representations, either written or oral, between Akeso and Summit with respect to such subject matter. The Parties acknowledge and agree that, as of the Effective Date, Confidential Information disclosed pursuant to the Prior Non-Disclosure Agreement shall be deemed to have been disclosed hereunder and the Prior Non-Disclosure Agreement shall be superseded in its entirety; provided that the foregoing shall not relieve either Party (or its Affiliates) of any right or obligation accruing under the Prior Non-Disclosure Agreement prior to the Effective Date.

18.18 Interpretation. The captions and headings to this Agreement are for convenience only and are to be of no force or effect in construing or interpreting any of the provisions of this Agreement. Unless specified to the contrary, references to Articles, Sections or Exhibits mean the particular Articles, Sections or Exhibits of this Agreement and references to this Agreement include all Exhibits hereto. Unless context otherwise clearly requires, whenever used in this Agreement: (a) the words "include", "includes" or "including" shall be construed as incorporating also the phrase "but not limited to" or "without limitation"; (b) the word "day" or "quarter" shall mean a calendar day or quarter, unless otherwise specified; (c) the word "notice" shall mean notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement; (d) the words "hereof," "herein," "hereby" and derivative or similar words refer to this Agreement (including any Exhibits); (e) provisions that require that a Party, the Parties or the JOC hereunder "agree," "consent" or "approve" or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise; (f) words of any gender include the other gender; (g) words using the singular or plural number also include the plural or singular number, respectively; (h) references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement law, rule or regulation thereof; and (i) the word "will" shall be construed to have the same meaning and effect as the word "shall". Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision. The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against either Party hereto. This Agreement should be interpreted in its entirety and the fact that certain provisions of this Agreement may be cross-referenced in a Section shall not be deemed or construed to limit the application of other provisions of this Agreement to such Section and vice versa.Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, together, shall constitute one and the same instrument. Counterparts may be delivered via electronic mail, including Adobe™ Portable Document Format (PDF) or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, and any counterpart so delivered will be deemed to be original signatures, will be valid and binding upon the Parties, and, upon delivery, will constitute due execution of this Agreement.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, the Parties hereto have caused this Collaboration and License Agreement to be duly executed as of the last date below.

SUMMIT THERAPEUTICS SUB, INC.	**AKESO, INC.**
By: /s/Robert W. Duggan	By: /s/ Michelle Yu Xia
Name: Robert W. Duggan	Name: Michelle Yu Xia
Title: CEO	Title: Chairman & CEO
Date: 5 Dec 2022	Date: Dec. 5, 2022

SUMMIT THERAPEUTICS SUB, INC.

By: /s/ Mahkam Zanganeh

Name: Mahkam Zanganeh

Title: Co-CEO & President

Date: 5 Dec 2022

SCHEDULE 1.62

LICENSE TERRITORY

United States
Canada
Japan

Europe:
Albania
Andorra
Armenia
Austria
Azerbaijan
Belarus
Belgium
Bosnia and Herzegovina
Bulgaria
Croatia
Republic of Cyprus
Czech Republic
Denmark
Estonia
Finland
France
Georgia
Germany
Greece
Hungary
Iceland
Ireland
Italy
Kazakhstan
Kosovo
Latvia
Liechtenstein
Lithuania
Luxembourg
Malta
Moldova
Monaco
Montenegro
Netherlands
North Macedonia
Norway

Poland
Portugal
Romania
Russia
San Marino
Serbia
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
Ukraine
United Kingdom
Vatican City

SCHEDULE 9.1

SUPPLY TERMS

1. **Supply.**

(a) Supplied Materials. Subject to the terms and conditions of this Agreement, Akeso shall supply Summit such quantities of Biological Drug Substance ("**BDS**") of the Licensed Compounds or as Britestock (collectively, "**Supplied Materials**") as Summit may request pursuant to the terms and conditions of this Schedule 9.1 (the "**Supply Terms**"). For clarity, Summit may request Supplied Materials pursuant to this Schedule 9.1 on behalf of itself, its Affiliates or Summit Licensees. In no event shall Akeso directly supply Supplied Materials to any Summit Licensee unless and to the extent Summit has expressly authorized, on a Summit Licensee-by-Summit Licensee basis, the direct supply of one or more Supplied Materials by Akeso to such Summit Licensee. Akeso shall use Commercially Reasonable Effort to supply to Summit, the Supplied Materials Products at cGMP grade.

(b) Minimum Supply Requirements. Summit agrees to purchase (subject to geo-political, political, or regulatory restrictions, such as embargoes, and Akeso' abilities to meet Summit's supply and quality and compliance requirements, and subject to a cure period of [**]) at least [**]% of its annual estimated requirements for Supplied Materials, i.e., BDS from Akeso. If at any time Akeso is unable to provide a specific Licensed Compound and/or Licensed Product timely or within quality and compliance specification after a cure period of thirty (30) days, subject to arbitration as set forth in Article 17.

(c) Supply Price. The price to be paid by Summit for the Supplied Materials hereunder shall equal [**] for Summit to conduct any Clinical Study for purposes of obtaining any Regulatory Approval in the License Field in the License Territory. For commercial supply, the price to be paid by Summit for the Supplied Materials hereunder shall equal [**]. COGS calculations shall be communicated in a transparent and open-book manner. For commercial supply, on an annual basis, Summit will review its annual gross margins for the Licensed Product across the License Territory, as supplied by Akeso. In the event that its gross margins exceed [**]% (or it cost of sales, as a percentage of revenue are less than 7.5%), Summit will provide a rebate to Akeso [**]. For such purposes, "COGs" means [**].

(d) Right to Suspend Supply. In the event that Summit fails to pay to Akeso any undisputed amounts due to Akeso for Supplied Materials supplied by Akeso to Summit hereunder, and further fails to remedy such non-payment within the [**] cure period specified in Section 15.2 (Termination for Breach) of this Agreement following receipt of written notice from Akeso of such default, Akeso shall not be obligated to continue to supply Summit with Supplied Materials unless and until Summit remedies such default. For clarity, it is understood that Summit shall not be deemed in breach of its payment obligations under this Agreement with respect to those amounts disputed in writing by Summit in good faith, unless and until it has been agreed by the Parties or determined in accordance with Article 17 of this Agreement, that the relevant payments were due and Summit fails to pay them within [**] after such agreement or determination.

2. **Development Supplies.**

(a) Akeso shall supply Summit with such quantities of the Supplied Materials as are reasonably requested by Summit for use for Development (including Clinical Studies) and otherwise not for full commercial sale. All Supplied Materials supplied under this Section 2 (Development Supplies) are referred to as ("**Development Supplies**").

(b) Except for the Initial Supplied Materials for the Clinical Study initiated in the [**], at least [**] prior to the first delivery of Development Supplies hereunder, Summit shall provide Akeso with a non-binding forecast of its projected annual requirements of Development Supplies and shall thereafter update such forecast on or before [**] of each calendar year.

(c) Deliveries of all Development Supplies shall be made by and pursuant to a Purchase Order (as defined in Section 4 below) submitted by Summit, and Akeso shall deliver the Development Supplies requested by Summit by in the due date designated by Summit in the relevant order, provided such order has been placed by Summit at least [**] in advance of the requested delivery date and in accordance with Section 4 (Orders) below.

3. Forecasts.

(a) Long-Range Forecasts. As early as reasonably possible (but at least [**]) prior to the date on which Summit anticipates placing the first Purchase Order for Supplied Materials to be used for the Commercialization of the Licensed Product in the License Territory, Summit shall provide Akeso with a non-binding good faith estimate of the quantities of the Supplied Materials that Summit will order from Akeso on a monthly basis for each of the [**] subsequent to such first Purchase Order. Before [**] of each succeeding calendar year, Summit shall similarly provide Akeso with a non-binding good faith estimate of the quantities of the Supplied Materials that Summit will order from Akeso on a [**] basis for each of the next [**]. The forecasts provided by Summit to Akeso under this Section 3(a) (Long-Range Forecasts) shall be used for long-range planning purposes only and shall not be binding on Summit or Akeso but are intended as good faith estimates of the quantities to be ordered. For each forecast provided to Akeso by Summit whether a long-range or rolling forecast, Akeso shall provide Summit its capacity utilization for such period within [**] of Akeso's receipt of such forecast.

(b) Rolling Forecasts.

(i) *First Rolling Forecast*: [**] prior to the first Calendar Quarter in which Summit will place the first Purchase Order for Supplied Materials to be used for the Commercialization of the Licensed Product the License Territory, Summit shall provide Akeso with a written forecast of the quantities of such Supplied Materials that Summit will order a [**] basis during the [**] period commencing with the month of the first purchase order ("**First Forecast**"). The first Calendar Quarter covered by such First Forecast (the "**First Delivery Quarter**") shall be a binding commitment on Summit to place Purchase Orders for (as further described in Section 4 (Orders) of this Schedule 9.1 below), and a binding commitment on Akeso to supply, the forecasted amounts described in such First Delivery Quarter.

(ii) *Regular Rolling Forecast*: Starting from the calendar month immediately preceding the First Delivery Quarter and prior to the last Business Day of each calendar [**], Summit shall provide Akeso with an updated, month-by-month rolling forecast of its anticipated Supplied Materials requirements during the [**] months starting with the subsequent calendar month (the "**Rolling Forecast**"). For clarity, the first [**] months covered in the first Rolling Forecast shall be the same calendar months as the First Delivery Quarter The Rolling Forecast shall be broken down on a [**] basis. Months [**] through [**] of each Rolling Forecast (the "**Binding Portion**") shall be a binding commitment on Summit to place Purchase Orders for (as further described in Section 4 (Orders) of this Schedule 9.1 below), and a binding commitment on Akeso to supply, the forecasted amounts described in such Binding Portion. Months [**] and [**] of each Rolling Forecast shall be partially binding, provided that in each [**] Rolling Forecast, the amount of Supplied Materials forecasted in months [**] of such Rolling Forecast may each differ from the amount forecasted to be ordered for such month in the previous Rolling Forecast (i.e., months [**] in the previous Rolling Forecast) by no more than [**] percent ([**]%). In the event of variances above the forecasted amounts, Akeso shall use Commercially Reasonable Efforts to supply the additional requested amount. Months [**] of each Rolling Forecast shall be non-binding estimates.

4. **Orders**. Summit shall place a purchase order for Supplied Materials (each a "**Purchase Order**"): (a) for Development Supply, in accordance with Section 2 of this Schedule 9.1; and (b) for Supplied Materials to be used for the Commercialization of the Licensed Product in the Territory, during each calendar [**] for which Summit has indicated, in the Binding Portion of the most recent Rolling Forecast, that Supplied Materials will be ordered. Each Purchase Order shall be made pursuant to a reasonable and customary form acceptable to Akeso, and shall specify in writing (i) the Purchase Order number, (ii) the quantity of Supplied Materials, and (iii) the desired delivery date of the Supplied Materials, which must be at least [**] after the date of such Purchase Order. Akeso shall accept all Purchase Orders delivered by Summit in accordance with this Schedule 9.1 (including with respect to the Binding Portion). Additionally, in the event Summit wishes to order additional quantities of Supplied Materials not specified in the most recent Rolling Forecast, Summit will so indicate in its Purchase Order, and Akeso shall use Commercially Reasonable Efforts to supply such additional quantities and shall notify Summit within [**] from receipt of such Purchase Order of its ability to accept and supply any such excess quantities. The ordered quantities of Supplied Materials shall comply with the standard packaging to be notified by Summit to Akeso at least [**] prior to the requested delivery date. No terms contained in any purchase order, order acknowledgment or similar standardized form shall be construed to amend or modify the terms of this Agreement and in the event of any conflict, this Agreement shall control, unless the Parties otherwise expressly agree in writing.

5. **Delivery**. Akeso shall use Commercially Reasonable Efforts to deliver the ordered quantities of the Supplied Materials on the dates specified in Summit's purchase orders submitted and accepted in accordance with Section 4 (Orders) of this Schedule 9.1 above but shall in any event ensure that such quantities of the Supplied Materials are delivered no later than [**] after the delivery date specified in such purchase order. Summit shall have the right to reschedule

delivery of shipments of Supplied Materials by providing Akeso with written notice at least [**] prior to the scheduled delivery date; provided that Summit shall not have the right to reschedule any delivery to be brought forward, and shall only be entitled to delay a delivery for a maximum period of [**] from the first scheduled delivery date.

The Supplied Materials will be delivered FCA (Incoterms 2010) to Summit's designated place of delivery (the "**Designated Site**") after having been cleared for export. The shipping and packaging shall be in accordance with good commercial practice, the applicable Specifications and Manufacturing Standards, and the shipping instructions provided by Summit to Akeso along with each Order. Should Summit not provide any packaging or shipping instruction to Akeso, Akeso shall perform the packaging and shipping in accordance with Akeso standard operating procedure and applicable specifications to ensure protection of the Supplied Materials during transportation ("**Akeso Packaging and Shipping SOP**").

Ownership and risk of loss shall pass to Summit upon Akeso's delivery of the Supplied Materials to Designated Site, as described above.

6. Specifications and Manufacturing Standards.

(a) As used herein:

(i) "**Facility**" shall mean Akeso's GMP-compliant facilities at which the Supplied Materials are manufactured, processed, tested, stored or distributed, in each case that are established and approved in accordance with the procedures described in Section6(b)(i)-(ii) of this Schedule 9.1 below, including the equipment used therein.

(ii) "**Manufacturing Standards**" shall mean all (A) applicable Good Manufacturing Practices, (B) the applicable requirements of Regulatory Authorities at the location of the Facility(ies) and in the countries in the License Territory, and (C) laws, rules, guidelines, regulations and industry standards in the countries that apply to any manufacturing or processing activities hereunder, or such Facility(ies).

(iii) "**Specifications**" shall mean the detailed specifications for the applicable Supplied Materials, as specified by Summit in writing prior to the applicable Order.

(b) Akeso shall manufacture or have manufactured all Supplied Materials at the Facility(ies), and in accordance with, and shall only release the Supplied Materials for shipment to Summit which complies with: (1) the Specifications for the particular Supplied Materials; (2) all applicable Manufacturing Standards and (3) all requirements set forth in the Quality Agreement (as defined below). All costs and expenses necessary to ensure compliance with Specifications and Manufacturing Standards, including all costs and expenses, necessary to obtain Marketing Approval of Akeso's manufacturing plants and manufacture of the Supplied Materials shall be borne by [**]. In order to ensure the above the Parties expressly agree as follows:

(i) Quality Agreement. The Parties shall, upon request by either Party prior to commencement of deliveries of the Supplied Materials to Summit, and from time to time thereafter as requested by either Party, conclude and sign a separate quality agreement in a reasonable and customary format suitable for submission to Regulatory Authorities, recording the agreed-upon Specifications and Manufacturing Standards, procedures for change control and measures to assure compliance with GMP regarding production, storage, transportation and release of Supplied Materials ("**Quality Agreement**") (Exhibit 4 to be incorporated by reference herein upon execution). If the Parties are unable to agree upon a Quality Agreement, the terms thereof shall be established pursuant to Section 17.3 (Certain Disputes) of the Agreement.

(ii) Facilities.

(1) *Approval of Facilities*. All facilities (including the Facilities) that Akeso proposes to utilize in the manufacture, processing, testing, or storage of the Supplied Materials to be produced for human use in the License Territory or for shipment as Supplied Materials shall be subject to Summit's approval (such approval not to be unreasonably withheld) prior to the use in humans or supply to Summit hereunder of any such Supplied Materials. Once established, Akeso shall not change any such facility without Summit's prior written consent, which consent shall not be unreasonably withheld or delayed.

(2) *Changes in the manufacturing process*. Akeso shall have a change control process, whereby any changes Akeso proposes to the manufacturing process that potentially impacts product quality and or regulatory requirements in any of the Licensed Territory for Supplied Materials to be supplied to Summit, including any sources of materials used in the manufacture of Supplied Materials, the following procedure shall be followed: (A) Akeso shall notify Summit promptly of such proposal, and shall not implement any change before notifying Summit of the proposed change, along with supporting information with respect to the proposed changes reasonably requested by Summit; (B) Summit shall analyze such information and evaluate whether any notice to or approval by the relevant Regulatory Authorities in a country is needed, including but not limited to the FDA, EMA, PMDA and/or HPFB; (C) should the change notified by Akeso require any notice to or approval by such Regulatory Authorities, Summit shall take all necessary steps to so notify or register the relevant change as soon as possible; and (D) Akeso shall not implement any such change in the manufacturing process for Supplied Materials to be supplied to Summit until such change has been duly approved or notified in the applicable country. Without limiting the foregoing, Akeso shall use Commercially Reasonable Efforts to notify Summit at least [**] in advance of any change, and in any case, Akeso shall notify Summit at least [**] and work with Summit before any change is implemented and have Summit's

approval before implementing any change to the manufacturing process that potentially impacts product quality and or regulatory requirements in any of the Licensed Territory for Supplied Materials to be supplied to Summit, including any sources of materials used in the manufacture of Supplied Materials.

(3) It is understood and accepted by the Parties that modifications to the Supplied Materials and/or the Specifications, manufacturing process, and Facility(ies) may need to be made to meet the requirements of such Regulatory Authorities or otherwise from time to time and such modification or changes shall comply with the change control process as set forth in Section 6(b)(ii)(2) of this Schedule 9.1. Akeso agrees to implement such changes and modifications to the Supplied Materials, and/or the corresponding Specifications, manufacturing process, or Facility(ies), as may be necessary to obtain or maintain Marketing Approval of the Licensed Product(s) in the License Territory, to comply with Manufacturing Standards in the License Territory and/or to implement other needs as requested by Summit. All costs and expenses incurred by Akeso to implement such changes or modifications shall be borne by Akeso; provided, to the extent Summit requests a change or modification to the Supplied Materials, and/or the corresponding Specifications, manufacturing process, or Facility(ies) for purposes other than meeting the requirements (actual or reasonably anticipated) of Regulatory Authorities or Manufacturing Standards of the countries in the License Territory with respect to Supplied Materials, and such requested change or modification would result in material additional costs, then Akeso shall implement such change and modification as promptly as practicable and Summit shall reimburse the reasonable costs incurred by Akeso to implement such change or modification in accordance with the following procedure: promptly after receipt of Summit's request for such change or modification, Akeso shall provide Summit with a budget setting forth the reasonable costs to implement such change or modification, which budget shall be reasonably approved by Summit prior to Akeso's commencement of such work, and upon completion of such implementation, Summit shall reimburse Akeso the costs reasonably incurred in accordance with the approved budget, together with any amounts above such budget actually incurred by Akeso that were not within Akeso's reasonable control.

7. **Testing**: Akeso will provide and manage all testing and retention programs required, as requested by Summit, by the FDA, EMA, PMDA and HPFB (and will conduct all retesting) including stability testing required by any Regulatory Authority at their cost. Summit shall have the right to test, retest, and manage the Supplied Materials in accordance with the FDA, EMA, PMDA and HPFB requirements.

8. **Inspection; Supplied Materials/Supplied Materials Development Rejection**. Summit shall, promptly upon receipt of each shipment of the Supplied Materials, perform a customary inspection of the Supplied Materials.

(a) Each shipment of the Supplied Materials to Summit shall be accompanied by the following written documentation: (i) the date of manufacture; (ii) delivered amount of Supplied Materials; and (iii) a certificate of analysis setting forth the results of tests performed by Akeso as required by the Specifications and Manufacturing Standards, and such other documentation as Summit may reasonably request.

(b) If the Supplied Materials supplied by Akeso under this Agreement fail to conform to the applicable Specifications, Manufacturing Standards or other requirements of this Schedule 9.1, Summit shall notify Akeso of such non-conformity no later than [**] after the applicable shipment is delivered at the applicable Designated Site (other than in the case of Latent Defects, in which case Summit shall, promptly after becoming aware of such Latent Defects, notify Akeso of the non-conformity) and Summit shall present reasonable evidence to Akeso of such non-conformity. For purposes of this Section 8 (Inspection; Supplied Materials/Supplied Materials Development Rejection), "**Latent Defects**" shall mean any non-conformity of Supplied Materials to the applicable Specifications, Manufacturing Standards or requirements of this Schedule 9.1, or that otherwise causes the Supplied Materials to be unusable due to a defect in manufacturing, handling, storage or the like, that Summit did not identify in conducting a reasonable initial inspection of the Supplied Materials.

(c) Summit shall send to Akeso, at Akeso's expense, samples of the non-conforming or unusable Supplied Materials for testing of such samples by Akeso. In the event a shipment or portion thereof is rejected before the date on which payment is due, Summit may withhold payment for such shipment or portion thereof; if a shipment or portion thereof is properly rejected after payment, Summit shall be entitled to a credit of the amount paid therefor, including any shipping and other charges, against other amounts due Akeso under the Agreement, or a refund of such amount, as requested by Summit. Additionally, and notwithstanding the otherwise applicable forecasting and ordering requirements set forth in Sections 3 and 4 (Forecasts-Orders) of this Schedule 9.1, Summit shall be entitled to immediately place an order for replacement Supplied Materials ("**Replacement Shipment**"). Promptly following Akeso's receipt of Summit's order for a Replacement Shipment, Akeso and Summit shall reasonably agree upon a delivery date for the Replacement Shipment, which delivery date shall be, unless otherwise agreed by the Parties, no more than [**] after the date of Summit's order. Within [**] of delivery to Summit of the Replacement Shipment (subject as always to Sections 8(a)-(b) of this Schedule 9.1 above), as applicable, (i) Summit shall pay the withheld payment or (ii) the note of credit issued by Akeso shall be cancelled.

Akeso may analyze any unit of the Supplied Materials rejected by Summit under Section 8(b) of this Schedule 9.1 and, if it is definitively established that the Supplied Materials was conforming, then Summit shall be responsible for payment for any such units of Supplied Materials, and any such Replacement Shipments as well as any out-of-pocket costs reasonably incurred by Akeso in connection with Summit´s return of the Supplied Materials. Notwithstanding the foregoing or anything to the contrary in this Agreement, if Summit disagrees that the Supplied Materials were conforming, it shall so notify Akeso and either Party can request an independent, mutually agreed expert to analyze the concerned batch of Supplied Materials and report on its conformity or non-conformity. In case the Parties cannot agree on an independent expert within [**] from Summit's notification, notwithstanding anything to the contrary in this Agreement, the Parties agree as to whether a Supplied Material is conform to have recourse to the International

Center for Technical Expertise of the International Chamber of Commerce in accordance with the I.C.C. rules for technical expertise. The decision of the expert shall be final and the related fees and costs shall be borne by the party declared to be in error. In case the Supplied Materials are finally agreed or determined to be non-conforming, Summit shall, at Akeso election and expense: (i) return to Akeso all quantities of non-conforming Supplied Materials as soon as reasonably practicable or (ii) destroy such non-conforming quantities and provide Akeso a destruction certificate. Upon request from Akeso, Summit will provide Akeso with an estimate of the costs associated with destruction non-conforming quantities Supplied Materials.

9. Shelf Life

(a) Unless otherwise agreed in writing by the Parties, Akeso shall supply Summit with Supplied Materials having at least [**] percent ([**]%) shelf life remaining at the time of such delivery on the approved shelf-life then applicable in the United States.

(b) Akeso agrees to use Commercially Reasonable Efforts to improve the length of the shelf life of the Supplied Materials and will cooperate with Summit to obtain approval of such improved shelf life by the Regulatory Authorities in the countries in the License Territories, and Akeso shall promptly notify of any increase in the shelf life of the Supplied Materials (approved by the Regulatory Authorities in the Non-License Territory).

10. Documentation and Reference Samples. Akeso shall keep and maintain for a duration in accordance with Applicable Laws but in any case until (a) in the case of reference samples of (i) each batch of packaging material used in the manufacture of the Supplied Materials, and each batch of the Supplied Materials for commercial use, one (1) year after the expiration of the approved shelf-life of such samples, and (ii) each batch of the Supplied Materials for use as clinical samples, three (3) years after approval of the MAA for the Product to which such samples relate or (b) in the case of manufacturing and quality control records, until the later of one (1) year after the expiration of the approved shelf-life, and ten (10) years after approval of the MAA for the Product to which such samples relate.

11. Summit Right of Audit. Akeso shall, upon written request of Summit from time to time and at reasonable intervals (no more than [**] unless such audit is for cause or previous audit-identified deficiencies), permit Summit's authorized representative to audit all reference samples and manufacturing and quality control records for all manufacture of the Supplied Materials, and to inspect the Facilities and manufacturing activities hereunder for compliance with GMP, Manufacturing Standards and the requirements of this Agreement.

12. Regulatory Inspections and Communications. Akeso shall permit Regulatory Authorities in the License Territory to conduct inspections of the Facility(ies), for items relating to the manufacturing, processing, storage, distribution and other activities with respect to the Supplied Materials, including any Licensed Compound or Licensed Product that were used in human clinical trials conducted by or under authority of Akeso, as such Regulatory Authorities may request, including pre-approval inspections, and shall cooperate fully with such Regulatory Authorities with respect to such inspections and any related matters, in each case that is related to the Supplied Materials. Akeso shall give Summit prior notice, to the extent practicable, of any inspections by the Regulatory Authorities of Akeso's manufacturing facilities for the Supplied

Materials. The costs and expenses incurred by Akeso in connection with such regulatory inspections shall be borne by Akeso. Akeso shall: (a) upon Summit's reasonable written request, permit a representative of Summit to be present at Summit´s expense at such inspections by Regulatory Authorities of countries in the License Territory; and (b) disclose to Summit the results of any such inspection to the extent related to the Supplied Materials, including providing Summit with copies of reports and material communications with the Regulatory Authorities in connection therewith. In no event shall Akeso be obligated to disclose the results of any such inspection relating to any other product of Akeso or its Affiliates. Provided Akeso is not prevented from doing so under Applicable Law, prior to responding to any reports, requests, directive or other communications issued by a Regulatory Authority relating to the Supplied Materials, or their manufacture or general manufacturing issues, Akeso shall provide Summit a copy of its proposed response for Summit's review and comment and implement any reasonable comments or recommendations provided by Summit with respect thereto prior to submitting such response to the applicable Regulatory Authority.

13. Right to Return. Except with respect to Summit's rights (a) under Section 8 (Inspection; Supplied Materials/Supplied Materials Development Rejection) of this Schedule 9.1 to receive Replacement Shipments free of charge, or (b) as may otherwise be mutually agreed, Summit shall not have the right to return to Akeso quantities of Supplied Materials.

14. Continuity of Supply.

(a) Advance Measures. Upon request by Summit, the Parties shall agree on reasonable measures for Akeso to establish and maintain a safety stock of Supplied Materials that is available for supply to Summit hereunder and otherwise to avoid interruption of supply, including establishment of secondary and/or back-up Facilities. To the extent the Parties are unable to reach agreement on such safety stock or other measures, the same shall be established in accordance with Section 17.3 (Certain Disputes) of the Agreement.

(b) Shortage of Supply.

(i) Notice. If at any time Akeso becomes unable or has reason to believe that it likely will be unable, to supply Summit's requirements for the Supplied Materials, Akeso shall immediately notify Summit in writing, and shall include in such notice its best estimate of the extent and duration of the inability (a "**Supply Shortage Notice**"). In such event, the Parties shall immediately convene to address the problem, including locating alternative suppliers and facilities to increase production and identifying other actions necessary to resolve the problem. Based on such interactions, the Parties shall reasonably work together to identify appropriate measures to remedy the shortage and shall promptly implement such measures, at Akeso's expense. Notwithstanding the foregoing, Summit may also source such shortages from alternative supply sources. In any event, both Parties agree to respond with a level of speed, diligence and resources commensurate with the severity of the problem.

(ii) Allocation. If Akeso is unable to supply to Summit the quantity of Supplied Materials that Akeso is required to supply hereunder, Akeso: (i) shall use its best efforts to produce or procure as much of the Supplied Materials as possible and shall allocate the quantities of the Supplied Materials it has in inventory, together with such additional quantities of such Supplied Materials(s) that it is able to produce or procure, between Summit and Akeso, in proportion to each Party's reasonably forecasted requirements of the Supplied Materials, and (ii) shall take all reasonable steps necessary to minimize supply delays and resume supplying Supplied Materials meeting the requirements of this Agreement to Summit as soon as possible.

(c) Limitation of Liability. EXCEPT FOR FAILURES CAUSED BY AKESO'S GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR INTENTIONAL REFUSAL TO COMPLY WITH THE TERMS OF ARTICLE 9 OF THE AGREEMENT OR THIS SCHEDULE 9.1, AKESO SHALL NOT BE LIABLE TO SUMMIT OR ANY OF ITS AFFILIATES OR LICENSEES FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, CONSEQUENTIAL OR INDIRECT DAMAGES RESULTING FROM THE FAILURE TO SUPPLY THE ORDERED QUANTITIES.

15. Representations and Warranties. Akeso represents, warrants and covenants to Summit as follows:

(a) All Supplied Materials supplied hereunder shall comply with all Applicable Laws and Manufacturing Standards and meet all Specifications, and Akeso shall perform and document all manufacturing, processing, storage and supply activities with respect to Supplied Materials hereunder in compliance with all Applicable Laws and this Agreement.

(b) All Supplied Materials, at delivery to Summit at the Designated Site, will be in compliance in all respects with the requirements set forth in Section 9 (Shelf Life) of this Schedule 9.1.

(c) The Facility(ies), including all equipment used for the manufacture of Supplied Materials within the Facility(ies), and the activities contemplated herein will comply with all Applicable Laws, and Akeso shall hold and maintain all governmental registrations, permits, licenses and approvals necessary for it to manufacture Supplied Materials for Summit under this Agreement.

(d) Title to all Supplied Materials delivered to Summit under this Agreement shall pass to Summit free and clear of any security interest, lien or other encumbrance.

16. Finished Manufacture by Summit. It is understood that Summit may perform, or at its option have Akeso perform, some or all of activities necessary to produce Licensed Product using the Supplied Materials supplied by Akeso hereunder (including fill/finish processing, labeling, final product packaging and the like) for sale or use in the License Territory. At Summit's request, Akeso shall provide Summit, reasonable technical assistance as needed for Summit to efficiently produce such finished final Products based on Supplied Materials.